UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Fresh America Corp.
                                (Name of Issuer)


                    Warrants (exercisable into common stock)
                         (Title of Class of Securities)


                                   35803R 6# 7
                                 (CUSIP Number)


                                 Marcia A. Casey
                                 Senior Counsel
                      John Hancock Financial Services, Inc.
                                     T-30-12
                               Post Office Box 111
                           Boston, Massachusetts 02117
                                 (617) 572-9183

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 5, 2001
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



  ------------------------------------                                    ----------------------------------
          CUSIP No. 35803R6#7                         13D                        Page 2 of 10 Pages
  ------------------------------------                                    ----------------------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Financial Services, Inc.
            I.R.S. No. 04-3483032

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                           (b) |_|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY


----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            See Item 3

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|



----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  45,414,529:  38,602,350 through its direct, wholly-owned subsidiary JHLICO and
        OWNED BY                    6,812,179 through its indirect, wholly-owned subsidiary John Hancock Variable
          EACH                      Life Insurance Company
       REPORTING
         PERSON
          WITH
------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    -0-

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    45,414,529:  38,602,350 through its direct, wholly-owned subsidiary JHLICO and
                                    6,812,179 through its indirect, wholly-owned subsidiary John Hancock Variable
                                    Life Insurance Company

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    -0-

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            See Rows 7 and 9.

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            84.4% as described in Rows 7 and 9.

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            HC

----------- --------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





  ------------------------------------                                    ----------------------------------
          CUSIP No. 35803R6#7                         13D                        Page 3 of 10 Pages
  ------------------------------------                                    ----------------------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Life Insurance Company
            I.R.S. No. 04-1414660

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                           (b) |X|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY


----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            See Item 3

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|


----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Massachusetts

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  38,602,350 directly and 6,812,179 through its indirect, wholly-owned
        OWNED BY                    subsidiary John Hancock Variable Life Insurance Company
          EACH
       REPORTING
         PERSON
          WITH
------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    38,602,350 directly and 6,812,179 through its indirect, wholly-owned subsidiary John Hancock Variable Life Insurance Company

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    0

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            38,602,350

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            84.4%      See Item 4

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            IC, IA

----------- --------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





  ------------------------------------                                    ----------------------------------
          CUSIP No. 35803R6#7                         13D                        Page 4 of 10 Pages
  ------------------------------------                                    ----------------------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Variable Life Insurance Company
            I.R.S. No. 04-2664016


----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                           (b) |X|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY


----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            See Item 3

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|



----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Massachusetts

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  6,812,179
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    -0-

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    6,812,179

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    -0-

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            6,812,179

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            44.8%    See Item 4

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            IC, IA

----------- --------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------                ----------------------------
        CUSIP No. 35803R6#7               13D            Page 5 of 10 Pages
------------------------------------                ----------------------------

Item 1.  Security and Issuer.

         This statement relates to Warrants to purchase Common Stock (the "Warrants"), $.01 par value per share (provided however that par value is expected to change to $.001 per share upon the approval and filing of the Amended and Restated Articles of Incorporation of the Issuer as described in
Item 4), of Fresh America Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 6600 LBJ Freeway, Suite 180, Dallas, Texas 75240.

Item 2.    Identity and Background

         The persons filing this statement are John Hancock Financial Services, Inc., a Delaware corporation ("JHFS"), its direct, wholly-owned subsidiary, John Hancock Life Insurance Company, a Massachusetts corporation, ("JHLICO"), and JHLICO's direct, wholly-owned subsidiary John Hancock Variable Life Insurance Company ("JHVLICO), a Massachusetts corporation, (collectively, the "Reporting Persons").

         JHFS's principal business is diversified financial services. JHLICO's and JHVLICO's principal business is life insurance. The principal office and business address for the Reporting Persons is located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117.

         The name, residence or business address and principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth in Attachments A, B, and C, respectively. Except as otherwise noted in Attachments A, B, or C, each is a citizen of the United States of America and neither the Reporting Persons nor any such person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

         JHLICO obtained 29,519,444 Warrants and JHLICO also has direct beneficial ownership of the 4,541,453 Warrants issued to Signature 1A (Cayman), Ltd. ("Cayman") and the 4,541,453 Warrants issued to Signature 3 Limited ("Signature 3"). Cayman and Signature 3 are advisory accounts of JHLICO. JHVLICO obtained 6,812,179 Warrants.

In addition to the Warrants noted above, JHLICO, JHVLICO and Investors Partner Life Insurance Company ("Investors") obtained 27,000 shares of Series D Cumulative Redeemable Preferred Stock (the "Series D Preferred Stock"), $1.00 par value per share, of the Issuer pursuant to an exchange and cancellation of
(a) $20,000,000 in aggregate principal amount of the Issuer's 12% Senior Subordinated Notes due May 1, 2007; (b) an aggregate of 155,483 Series A Warrants to purchase Common Stock of the Issuer, (c) an aggregate of 420,651 Series B Warrants to purchase Common Stock of the Issuer, and (d) an aggregate of 50,000 shares of Series C Cumulative Redeemable Preferred Stock of the Issuer, all previously held by JHLICO, JHVLICO, Cayman, Signature 3 and Investors (collectively, the "Hancock Entities").

------------------------------------                ----------------------------
        CUSIP No. 35803R6#7               13D            Page 6 of 10 Pages
------------------------------------                ----------------------------

         The securities listed in clauses (a), (b), (c) and (d) of this Item 3 were previously acquired by JHLICO, JHVLICO, Cayman and Investors pursuant to
(i) a Securities Purchase Agreement dated as of May 4, 1998, by and among the Issuer, JHLICO, JHVLICO and Cayman; (ii) a Securities Purchase Agreement dated as of April 15, 2000, by and among the Issuer, JHLICO, JHVLICO and Investors and
(iii) a Warrant Agreement dated as of May 4, 1998, amended by the Amended and Restated Warrant Agreement dated as of April 15, 2000, among the Issuer, JHLICO, JHVLICO and Cayman.

Item 4.  Purpose of Transaction

         On August 14, 2001, the Hancock Entities, the Issuer and North Texas Opportunity Fund ("NTOF") executed a Securities Exchange and Purchase Agreement ("Purchase Agreement") whereby the Hancock Entities exchanged, on September 5, 2001, the securities listed in clauses (a), (b), (c) and (d) of Item 3 for the Warrants and the Series D Preferred Stock. A copy of the Purchase Agreement is attached hereto as Exhibit A. Upon exercise, the Warrants shall account for approximately 27% of the Issuer's Common Stock determined on a fully diluted basis. (Pursuant to the Purchase Agreement, NTOF was issued 84,100,980 Warrants which, upon exercise, will account for approximately 50% of the Issuer's Common Stock on a fully diluted basis. The 84.4% referred to in Item #13 reflects the collective percentage of the Reporting Persons and Signature 3 without giving effect to the warrants owned by NTOF.) The transactions contemplated by the Purchase Agreement were effective as of September 5, 2001, subject to certain post-closing conditions. Although the Warrants are immediately exercisable, the Issuer currently does not have a sufficient number of authorized shares of Common Stock to issue upon exercise of the Warrants. Therefore, before the Warrants may be exercised by the Reporting Persons, shareholder approval, which is beyond the control of the Reporting Persons, must be obtained to, among other things, approve an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of Common Stock and decrease the stated par value of the Common Stock. A copy of the JHLICO Warrant is attached hereto as Exhibit B; the JHVLICO Warrant is attached hereto as Exhibit C; the Cayman Warrant is attached hereto as Exhibit D; and the Signature 3 Warrant is attached hereto as Exhibit F. The Certificate of Designation, attached hereto as Exhibit G, sets forth the voting powers, rights and preferences of the Series D Preferred Stock of the Issuer.

         The Hancock Entities, the Issuer and NTOF also executed a Shareholders Agreement ("Shareholders Agreement") on August 14, 2001 which, among other things, provides that for so long as any Hancock Entity owns any capital stock of the Issuer, the Hancock Entities shall have the right, upon written notice to NTOF, to designate one of the five directors of the Issuer. At all times prior to the Hancock Entities giving such written notice to NTOF, NTOF shall have the right to designate an additional director thereby providing NTOF with the ability to designate four directors. The Shareholders Agreement also contains a voting agreement whereby the Hancock Entities and certain other shareholders have agreed to vote all shares owned or later acquired by such shareholders so that at all times the persons designated to serve as members of the Board of Directors pursuant to the provisions of the Shareholders Agreement will be elected and remain members of the Board of Directors. A copy of the Shareholders Agreement is attached hereto as Exhibit G.

------------------------------------                ----------------------------
        CUSIP No. 35803R6#7               13D            Page 7 of 10 Pages
------------------------------------                ----------------------------


Item 5.  Interest in Securities of the Issuer

         JHLICO obtained 29,519,444 Warrants and JHLICO also has direct beneficial ownership of the 4,541,453 Warrants issued to Signature 1A (Cayman), Ltd. ("Cayman") and the 4,541,453 Warrants issued to Signature 3 Limited ("Signature 3"). Cayman and Signature 3 are advisory accounts of JHLICO. JHVLICO obtained 6,812,179 Warrants.

         (a) (i) The Reporting Persons, including the Cayman and Signature 3 Warrants, are the beneficial owners of Warrants to purchase 45,414,529 shares of Common Stock of the Issuer.

         If shareholder approval is obtained as described in Item 4, then the holdings of the Reporting Persons Cayman and Signature 3, collectively, will represent approximately 27% of the total of 168,201,960 (such number determined on a fully diluted basis) shares of Common Stock that will be outstanding (according to information provided to the Reporting Persons by the Issuer) upon the shareholder approval discussed in Item 4; (ii) certain of the Hancock Entities (JHLICO, JHVLICO and Investors) are also the beneficial owners of 27,000 shares of Series D Preferred Stock of the Issuer, representing approximately 35% of the 77,000 shares of Series D Preferred Stock outstanding.

         (b) (i) There are certain voting powers associated with the Common Stock and the Series D Preferred Stock and each of the Hancock Entities has the right to vote or to direct the vote of the Series D Preferred Stock and the Warrants that are owned by such Hancock Entity; (ii) each of the Hancock Entities has right to dispose or direct the disposition of the Warrants and the Series D Preferred Stock owned by such Hancock Entity.

         (c) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by the Reporting Persons.

         (d)  No.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4 above.

Item 7.  Material to Be Filed as Exhibits

  Exhibit No.                      Description
  -----------                      -----------

     A. Securities Exchange and Purchase Agreement, dated August 14, 2001, by and among Fresh America Corp., North Texas Opportunity Fund LP and each of John Hancock Financial Services, Inc., John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company,
                  Signature 1A (Cayman), Ltd., Signature 3 Limited and Investors Partner Life Insurance Company

------------------------------------                ----------------------------
        CUSIP No. 35803R6#7               13D            Page 8 of 10 Pages
------------------------------------                ----------------------------


     B. John Hancock Life Insurance Company Warrant to purchase 29,519,444 shares of common stock of Fresh America Corp.

     C. John Hancock Variable Life Insurance Company Warrant to purchase 6,812,179 shares of common stock of Fresh America Corp.

     D.           Signature 1A (Cayman), Ltd. Warrant to purchase
                  4,541,453 shares of common stock of Fresh America Corp.

     E.           Signature 3 Limited Warrant to purchase
                  4,541,453 shares of common stock of Fresh America Corp.

     F.           Certificate of Designation

     G. Shareholders Agreement, dated August 14, 2001, by and among Fresh America Corp., North Texas Opportunity Fund LP and each of John Hancock Financial Services, Inc.
                  John Hancock Life Insurance Company, John
                  Hancock Variable Life Insurance Company, Signature 1A (Cayman), Ltd., Signature 3 Limited and Investors Partner Life Insurance Company

------------------------------------                ----------------------------
        CUSIP No. 35803R6#7               13D            Page 9 of 10 Pages
------------------------------------                ----------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

September 17, 2001




             John Hancock Financial Services, Inc.


             By: /s/Barry J. Rubenstein
                 --------------------------
                      Name:   Barry J. Rubenstein
                      Title:  Vice President, Counsel & Secretary


                 John Hancock Life Insurance Company


             By: /s/Roger G. Nastou
                 ----------------------
                        Name:  Roger G. Nastou
                        Title: Vice President



             John Hancock Variable Life Insurance Company


             By: /s/Michele G. Van Leer
                 --------------------------
                      Name:  Michele G. Van Leer
                      Title: President


             Investors Partner Life Insurance Company


             By: /s/Michele G. Van Leer
                 --------------------------
                      Name:   Michele G. Van Leer
                      Title:  President

------------------------------------                ----------------------------
        CUSIP No. 35803R6#7               13D            Page 10 of 10 Pages
------------------------------------                ----------------------------


                                  EXHIBIT INDEX
                                  -------------


       Exhibit No.                      Description
       -----------                      -----------

           A.            Securities Exchange and Purchase Agreement
           B.            John Hancock Life Insurance Company Warrant
           C.            John Hancock Variable Life Insurance Company Warrant
           D.            Signature 1A (Cayman) Ltd. Warrant
           E.            Signature 3 Limited Warrant
           F.            Certificate of Designation
           G.            Shareholders Agreement


                                  ATTACHMENT A

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                DIRECTORS AND EXECUTIVE OFFICERS (as of 9/14/01)


Name                               Business or                            Positions with JHFS and Present
                                   Residential Address                    Principal Occupation

I. MacAllister Booth               68 Barnes Hill Road                    Director - JHFS
                                   Concord, MA  01742

Wayne A. Budd                      John Hancock Place                     Director - Executive Vice President and
                                   P.O. Box 111                           General Counsel  - JHFS
                                   Boston, MA 02117

John M. Connors, Jr.               200 Clarendon Street                   Director - JHFS; CEO and Director of
                                   Boston, MA 02116                       Hill, Holiday, Connors, Cosmopulos, Inc.

David F. D'Alessandro              John Hancock Place                     Director, Chairman and Chief Executive
                                   P.O. Box 111                           Officer - JHFS
                                   Boston, MA 02117

Robert E. Fast, Esq.               60 State Street                        Director - JHFS; Senior Partner of Hale
                                   Boston, MA 02109                       and Dorr

Dr. Kathleen Foley Feldstein       147 Clifton Street                     Director - JHFS; President of Economics
                                   Belmont, MA 02178                      Studies, Inc.

Nelson S. Gifford                  75 Federal Street                      Director - JHFS; Principal, Fleetwing
                                   Suite 1100                             Capital
                                   Boston, MA 02110-1911

Thomas P. Glynn                    800 Boylston Street                    Director - JHFS; Chief Operating
                                   Boston, MA  02199                      Officer, Partners Healthcare System

Michael C. Hawley                  P.O. Box 111                           Director - JHFS
                                   Boston, MA  02117

Edward H. Linde                    800 Boylston Street                    Director - JHFS; President and CEO of
                                   Boston, MA  02199                      Boston Properties, Inc.

Judith A. McHale                   7700 Wisconsin Avenue                  Director - JHFS; President and Chief
                                   Bethesda, MD  20814                    Operating Officer of Discovery
                                                                          Communications, Inc.

R. Robert Popeo, Esq.              One Financial Center                   Director - JHFS; Chairman, Mintz, Levin,
                                   Boston, MA  02111                      Cohn, Ferris, Glovsky and Popeo, P.C.

Richard F. Syron                   81 Wyman Street                        Director - JHFS; Chairman, President and
                                   Waltham, MA  02454                     CEO of Thermo Electron Corporation

Robert J. Tarr, Jr.                200 Wheeler Road                       Director - JHFS; Chairman, President and
                                   Burlington, MA  01803                  CEO of HomeRuns.com




                                  ATTACHMENT B

                       JOHN HANCOCK LIFE INSURANCE COMPANY

                DIRECTORS AND EXECUTIVE OFFICERS (as of 9/14/01)



Name                               Business or                            Positions with JHLICO and Present
                                   Residential Address                    Principal Occupation

Foster L. Aborn                    John Hancock Place                     Director - JHLICO
                                   P.O. Box 111
                                   Boston, MA  02117

I. MacAllister Booth               68 Barnes Hill Road                    Director - JHLICO
                                   Concord, MA  01742

Wayne A. Budd                      John Hancock Place                     Director - Executive Vice President and
                                   P.O. Box 111                           General Counsel  - JHLICO
                                   Boston, MA 02117

John M. Connors, Jr.               200 Clarendon Street                   Director - JHLICO; CEO and Director of
                                   Boston, MA 02116                       Hill, Holiday, Connors, Cosmopulos, Inc.

David F. D'Alessandro              John Hancock Place                     Director, Chairman and Chief Executive
                                   P.O. Box 111                           Officer - JHLICO
                                   Boston, MA 02117

John M. DeCiccio                   John Hancock Place                     Director - JHLICO; Executive Vice
                                   P.O. Box 111                           President and Chief Investment Officer -
                                   Boston, MA  02117                      JHLICO

Robert E. Fast, Esq.               60 State Street                        Director - JHLICO; Senior Partner of
                                   Boston, MA 02109                       Hale and Dorr

Dr. Kathleen Foley Feldstein       147 Clifton Street                     Director - JHLICO; President of
                                   Belmont, MA 02178                      Economics Studies, Inc.

Nelson S. Gifford                  75 Federal Street                      Director - JHLICO; Principal, Fleetwing
                                   Suite 1100                             Capital
                                   Boston, MA 02110-1911

Thomas P. Glynn                    800 Boylston Street                    Director - JHLICO; Chief Operating
                                   Boston, MA  02199                      Officer, Partners Healthcare System

Michael C. Hawley                  John Hancock Place                     Director - JHLICO
                                   P.O. Box 111
                                   Boston, MA  02117

Edward H. Linde                    800 Boylston Street                    Director - JHLICO; President and CEO of
                                   Boston, MA  02199                      Boston Properties, Inc.

Judith A. McHale                   7700 Wisconsin Avenue                  Director - JHLICO; President and Chief
                                   Bethesda, MD  20814                    Operating Officer of Discovery
                                                                          Communications, Inc.

R. Robert Popeo, Esq.              One Financial Center                   Director - JHLICO; Chairman, Mintz,
                                   Boston, MA  02111                      Levin, Cohn, Ferris, Glovsky and Popeo,
                                                                          P.C.

Richard F. Syron                   81 Wyman Street                        Director - JHLICO; Chairman, President
                                   Waltham, MA  02454                     and CEO of Thermo Electron Corporation

Robert J. Tarr, Jr.                200 Wheeler Road                       Director - JHLICO; Chairman, President
                                   Burlington, MA  01803                  and CEO of HomeRuns.com




                                  ATTACHMENT C

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       Directors as of September 14, 2001



Name                               Business or                         Positions with JHFS and Present Principal
                                   Residential Address                 Occupation


Ronald J. Bocage                    John Hancock Place                 Director - Vice President and
                                    P. O. Box 111                      Counsel
                                    Boston, MA  02117


David F. D'Alessandro               John Hancock Place                 Director - Chairman
                                    P. O. Box 111
                                    Boston, MA 02117


Bruce M. Jones                      197 Clarendon Street               Director - Vice President
                                    Boston, MA  02117


Barbara L. Luddy                    200 Berkeley Street                Director - Vice President and
                                    Boston, MA 02117 Actuary


Robert S. Paster                    John Hancock Place                 Director - Vice President
                                    P. O. Box 111
                                    Boston, MA  02117


Robert R. Reitano                   John Hancock Place                 Director - Vice President and Chief
                                    P. O. Box 111                      Investment Officer
                                    Boston, MA 02117


Paul J. Strong                      197 Clarendon Street               Director - Vice President
                                    Boston, MA 02117


Michele G. Van Leer                 197 Clarendon Street               Director - Vice Chairman and
                                    Boston, MA 02117                   President

================================================================================



                   SECURITIES EXCHANGE AND PURCHASE AGREEMENT


                                  by and among


                              FRESH AMERICA CORP.,

                         NORTH TEXAS OPPORTUNITY FUND LP

                                   and each of

                      JOHN HANCOCK LIFE INSURANCE COMPANY,

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY,

                          SIGNATURE 1A (Cayman), LTD.,

                               SIGNATURE 3 LIMITED

                                       and

                    INVESTORS PARTNER LIFE INSURANCE COMPANY




                                 August 14, 2001



================================================================================


                                TABLE OF CONTENTS


                                                                                                               Page

Article I - Definitions...........................................................................................2


Article II - The Series D Preferred Stock........................................................................13

         2.01     Sale of Series D Preferred Stock to NTOF.......................................................13
         2.02     Exchange of Series C Preferred Stock for Series D Preferred Stock by Hancock Entities..........13
         2.03     Legend.........................................................................................13
         2.04     Transfer and Exchange..........................................................................14
         2.05     Lost, Stolen, Mutilated or Destroyed Certificate...............................................14
                                         -
         2.06     Series D Preferred Stock Dilution Fee..........................................................14

Article III - The Warrants.......................................................................................15

         3.01     Sale of Series C Warrants to NTOF..............................................................15
         3.02     Exchange of Series A Warrants, Series B Warrants and Notes for Series C Warrants by Hancock
                  Entities.......................................................................................15
         3.03     Legend.........................................................................................15
         3.04     Exercise Price.................................................................................16
         3.05     Exercise.......................................................................................16
         3.06     Taxes..........................................................................................17
         3.07     Warrant Register...............................................................................17
         3.08     Transfer and Exchange..........................................................................17
         3.09     Adjustments to Number of Shares of Common Stock Purchasable....................................18
         3.10     Lost, Stolen, Mutilated or Destroyed Warrants..................................................21
         3.11     Legend.........................................................................................21

Article IV - Closing.............................................................................................22


Article V - Put Option...........................................................................................22

         5.01     Grant of Option................................................................................22
         5.02     Put Price......................................................................................23
         5.03     Exercise of Put Option.........................................................................24
         5.04     Certain Remedies...............................................................................24
         5.05     Put Option Closing.............................................................................25
         5.06     Put Price Upon Failure to Receive Requisite Shareholder Approval...............................25

Article VI - Registration Rights; Exchange Rights................................................................25

         6.01     Required Registration..........................................................................25
         6.02     Incidental Registration........................................................................26
         6.03     Form S-3 Registrations.........................................................................26
         6.04     Rule 144 Availability..........................................................................27
         6.05     Registration Procedures........................................................................27


                                       i


         6.06     Allocation of Expenses.........................................................................30
         6.07     Listing on Securities Exchange.................................................................30
         6.08     Holdback Agreements............................................................................30
         6.09     Rule 144.......................................................................................31
         6.10     Rule 144A......................................................................................31
         6.11     Limitations on Subsequent Registration Rights..................................................31
         6.12     Exchange Rights................................................................................32
         6.13     Other Rights...................................................................................32

Article VII - Representations and Warranties.....................................................................32

         7.01     Representations and Warranties of the Company and its Subsidiaries.............................32
         7.02     Representations and Warranties of the Purchasers...............................................42

Article VIII - Covenants.........................................................................................43

         8.01     Financial Statements and Reporting Information.................................................43
         8.02     Laws...........................................................................................44
         8.03     Inspection.....................................................................................45
         8.04     Certain Actions................................................................................45
         8.05     Records........................................................................................48
         8.06     Accountants....................................................................................48
         8.07     Existence......................................................................................48
         8.08     Notice.........................................................................................48
         8.09     Taxes..........................................................................................50
         8.10     Warrant Rights.................................................................................50
         8.11     Reservation of Warrant Shares..................................................................50
         8.12     Insurance......................................................................................50
         8.13     Prohibition on Conflicting Agreements..........................................................51
         8.14     Transactions with Affiliates...................................................................51
         8.15     Use of Proceeds................................................................................51
         8.16     Bylaws.........................................................................................51
         8.17     Subsidiaries...................................................................................51
         8.18     Certain Other Agreements.......................................................................51
         8.19     Advice of Changes; Supplemental Schedules......................................................51
         8.20      Preparation and Filing of Sec Documents.......................................................52
         8.21     Preparation of Proxy Statement; Company Shareholders Meeting...................................52
         8.22     Public Announcements...........................................................................53
         8.22     Shareholder Litigation.........................................................................53
         8.24     Officers and Directors Indemnification.........................................................53

Article IX - Conditions..........................................................................................53

         9.01     Purchasers Conditions..........................................................................53
         9.02     Company Conditions.............................................................................55

Article X - Miscellaneous........................................................................................56

         10.01    Indemnification................................................................................56
         10.02    Equitable Relief...............................................................................57



                                       ii


         10.03    Integration and Amendments.....................................................................57
         10.04    Headings.......................................................................................57
         10.05    Severability...................................................................................57
         10.06    Notices........................................................................................58
         10.07    Successors.....................................................................................59
         10.08    Remedies.......................................................................................59
         10.09    Survival.......................................................................................60
         10.10    Fees and Expenses..............................................................................60
         10.11    Counterparts...................................................................................61
         10.12    Other Business.................................................................................61
         10.13    Choice of Law..................................................................................61
         10.14    Duties Among Holders...........................................................................62

                   SECURITIES EXCHANGE AND PURCHASE AGREEMENT
                   ------------------------------------------

         This SECURITIES EXCHANGE AND PURCHASE AGREEMENT (this "Agreement") is made as of August 14, 2001, by and among FRESH AMERICA CORP., a Texas corporation (the "Company"), NORTH TEXAS OPPORTUNITY FUND LP, a Texas limited partnership ("NTOF"), and each of JOHN HANCOCK LIFE INSURANCE COMPANY ("JH Life"), JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JH Variable"), SIGNATURE 1A (CAYMAN), LTD. ("Cayman"), SIGNATURE 3 LIMITED ("Signature 3") and INVESTORS PARTNER LIFE INSURANCE COMPANY ("Investors" and, together with JH Life, JH Variable, Cayman and Signature 3, individually a "Hancock Entity" and collectively, the "Hancock Entities"). NTOF and the Hancock Entities are at times herein referred to individually as a "Purchaser" and collectively as the "Purchasers".

                              W I T N E S S E T H:

         WHEREAS, pursuant to that certain Securities Purchase Agreement dated as of May 4, 1998 (as amended from time to time, the "Initial Securities Purchase Agreement"), the Company sold to JH Life, JH Variable and Cayman (i) an aggregate of 155,483 warrants to purchase Common Stock (the "Initial Warrants") and (ii) twenty million dollars ($20,000,000) in aggregate principal amount of the Company's 12% Senior Subordinated Notes due May 1, 2003 (the "Initial Notes");

         WHEREAS, pursuant to that certain Amended and Restated Warrant Agreement With Respect to Warrant Agreement dated as of May 4, 1998, dated as of April 15, 2000 (the "Amended and Restated Warrant Agreement"), the Company and JH Life, JH Variable, Cayman and Investors agreed, among other things, to amend and to restate the terms and conditions of the Initial Warrants, to re-designate such Initial Warrants as Series A Warrants (as so designated, the "Series A Warrants") and to specify the rights attendant to the Series B Warrants to purchase common Stock (the "Series B Warrants");

         WHEREAS, pursuant to that certain Amended and Restated Note Agreement dated as of April 15, 2000 (the "Amended and Restated Note Agreement"), the Company, JH Life, JH Variable and Cayman agreed, among other things, to amend and to restate the terms and conditions of the Initial Notes (as so amended and restated, the "Notes") and to extend the maturity date of the Initial Notes to May 1, 2007;

         WHEREAS, pursuant to that certain Securities Purchase Agreement dated as of April 15, 2000 (the "Additional Securities Purchase Agreement"), the Company sold to JH Life, JH Variable and Investors (i) an aggregate of 420,651 Series B Warrants and (ii) an aggregate of 50,000 shares of Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock");

         WHEREAS, the Hancock Entities desire to exchange with the Company, and the Company desires to exchange with the Hancock Entities, all of the issued and outstanding Series A Warrants, Series B Warrants, Series C Preferred Stock and Notes (including, in each case, any and all accrued and unpaid dividends, fees (excluding any and all fees which constitute Hancock Closing Expenses (as hereinafter defined)) or interest related thereto) owned by them for an aggregate of twenty-seven thousand (27,000) shares of Series D Preferred Stock (as defined below) and warrants to purchase, subject to adjustment pursuant to the terms of this Agreement, an aggregate of forty-five million four hundred fourteen thousand five hundred twenty-nine (45,414,529) shares of Common Stock (all such warrants issued to any Hancock Entity shall be referred to herein, collectively, as the "Hancock Warrants"), in each case on the terms and conditions set forth herein;

         WHEREAS, the Company also desires to sell to NTOF, and NTOF desires to purchase from the Company, an aggregate of fifty thousand (50,000) shares of Series D Preferred Stock and a warrant (the "NTOF Warrant" and, together with the Hancock Warrants, the "Series C Warrants") to purchase, subject to adjustment pursuant to the terms of this Agreement, an aggregate of eighty-four million one hundred thousand nine hundred eighty (84,100,980) shares of Common Stock, in each case on the terms and conditions set forth herein; and

         WHEREAS, the Series D Preferred Stock will have the rights, preferences and designations set forth herein and in the Certificate of Designation;

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers, intending to be legally bound, hereby agree as follows:

                                    Article I
                                   Definitions

         As used in this Agreement, the following terms have the meanings indicated:

         Accelerated Put Event.  This term is defined in Section 5.01.
         ---------------------                           ------------

         Additional Securities Purchase Agreement. This term is defined in the recitals.

         Affiliate. With respect to any Person, (a) a Person (other than in the case of the Company, a Purchaser) that, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; (b) any Person of which such Person or such Person's spouse is an officer, director, security holder, partner, or, in the case of a trust, the beneficiary or trustee, and (c) any Person that is an officer, director, security holder, partner, or, in the case of a trust, the beneficiary or trustee of such Person. The term "control" as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. Except as otherwise provided herein, the term "Affiliate" shall include any and all members of a Person's immediate family.

         Agreement. This term is defined in the preamble and includes all amendments, modifications and restatements thereof.

         Amended and Restated Articles. The Amended and Restated Articles of Incorporation of the Company, in the form attached hereto as Annex A, to be filed by the Company with the Secretary of State of Texas in connection with the transactions contemplated hereby upon receipt of requisite shareholder approval.

         Amended and Restated Note Agreement. This term is defined in the recitals.

         Amended and Restated Warrant Agreement. This term is defined in the recitals.

         Appraised Value. The value determined in accordance with the following procedures. For a period of thirty (30) days after the date of a Valuation Event (the "Negotiation Period"), each party to this Agreement agrees to negotiate in good faith to reach agreement upon the Appraised Value of the securities or property at issue, as of the date of the Valuation Event, which will be the fair market value of such securities or property, without premium for control or discount for minority interests, illiquidity, or restrictions on transfer. If the parties are unable to agree upon the Appraised Value of such securities or other property by the end of the Negotiation Period, then the Appraised Value of such securities or property will be determined for purposes of this Agreement by a recognized appraisal or investment banking firm (an "Appraiser") mutually agreeable to the Holders and the Company. If the Holders and the Company cannot agree on an Appraiser within fifteen (15) days after the end of the Negotiation Period, then the Company, on the one hand, and the Holders, on the other hand, shall each select an Appraiser within twenty-one (21) days after the end of the Negotiation Period and those two Appraisers shall select within twenty-five (25) days after the end of the Negotiation Period an independent Appraiser to determine the fair market value of such securities or property, without premium for control or discount for minority interests, illiquidity or minority restrictions on transfer. Such independent Appraiser shall be directed to determine fair market value of such securities or property as soon as practicable, but in no event later than thirty (30) days from the date of its selection. The determination by an Appraiser of the fair market value will be conclusive and binding on all parties to this Agreement. The Appraised Value of each share of Common Stock at a time when (a) the Company is not a reporting company under the Exchange Act and (b) the Common Stock is not traded in the organized securities markets, will, in all cases, be calculated by determining the Appraised Value of the entire Company taken as a whole, and dividing that value by the sum of (x) the number of shares of Common Stock then outstanding, plus (y) the number of shares of Common Stock Equivalents, without premium for control or discount for minority interests, illiquidity, or restrictions on transfer. The costs of the Appraiser or Appraisers, as the case may be, will be borne solely by the Company. In no event will the Appraised Value of the Common Stock or Other Securities be less than the per share consideration received or receivable with respect to the Common Stock or securities or property of the same class as the Other Securities, as the case may be, in connection with a pending transaction involving a sale, merger, recapitalization, reorganization or consolidation of, or share exchange involving, the Company, a dissolution of the Company, a sale or transfer of all or a majority of its assets or revenue or income generating capacity, or any similar transaction. The prevailing market prices for any security or property will not be dispositive of the Appraised Value thereof.

         Appraiser.  This term is defined in the definition of Appraised Value.
         ---------

         Average Market Value. The average of the Closing Prices for the security in question for the thirty (30) trading days immediately preceding the date of determination.

         Benefit Arrangement. Each material employment, severance or other similar contract, arrangement or policy (written or oral) and each plan or arrangement (written or oral) providing for severance benefits, insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits, in each case that (a) is not an Employee Plan and (b) covers any employee or former employee of the Company.

         Board of Directors. The board of directors of the Company. Unless the context requires otherwise, the term "Board of Directors" includes any and all committees of such Board of Directors.

         Business Day. Each day of the week except Saturdays, Sundays and days on which banking institutions are authorized by law to close in the State of Texas.

         Capital Stock. As to any Person, its common stock and any membership interests, general or limited partnership interests, units or common or preference stock or other capital stock of such Person authorized from time to time, and any other units, shares, options, interests, participations, or other equivalents (however designated) of or in such Person, whether voting or nonvoting, including, without limitation, units, common stock, options, warrants, preferred stock, phantom stock, stock appreciation rights, convertible notes or debentures, stock purchase rights, and all agreements, instruments, documents, and securities convertible, exercisable, or exchangeable, in whole or in part, into any one or more of the foregoing.

         Cayman.  This term is defined in the preamble.
         ------

         Certificate of Designation. The Series D Preferred Stock Certificate of Designation of the Company (a) dated of even date herewith, (b) to be filed by the Company with the Secretary of State of Texas on or before the Closing Date, (c) setting forth the rights and preferences of Series D Preferred Stock and (d) in substantially the form attached hereto as Annex B.

         Change in Control. The occurrence of either of the following: (a) the Holders shall cease to have the ability to elect, directly, a majority of the members of the Board of Directors; or (b) the Holders shall cease to own and to control, directly or indirectly, at least seventy-five percent (75%) of the issued and outstanding shares of Capital Stock of the Company (in either case, other than as a result of a transaction approved by the Holders or solely as a result of the voluntary sale by any Holder of all or any part of its Capital Stock; provided, however, that, upon the consummation of any such sale, the percentage of Capital Stock of the Company set forth in clause (b) above shall be automatically reduced by the percentage of Capital Stock of the Company so transferred).

         Closing.  This term is defined in Article IV.
         -------                           ----------

         Closing Date.  This term is defined in Article IV.
         ------------                           ----------

         Closing Fee.  This term is defined in Section 10.10(b).
         -----------                           ----------------

         Closing Price.  For any given trading day:
         -------------

                  (a) If the primary market for the security in question is a national securities exchange registered under the Exchange Act, the National Association of Securities Dealers Automated Quotation System -- National Market System, or other market or quotation system in which last sale transactions are reported on a contemporaneous basis, then the last reported sales price, regular way, of such security for such day, or, if there has not been a sale on such trading day, then the highest closing or last bid quotation therefor on such trading day (excluding, in any case, any price that is not the result of bona fide arm's length trading); or

                  (b) If the primary market for such security is not an exchange or quotation system in which last sale transactions are contemporaneously reported, then the highest closing or last bona fide bid or asked quotation by disinterested Persons in the over-the-counter market on such trading day as reported by the National Association of Securities Dealers through its Automated Quotation System or its successor or such other generally accepted source of publicly reported bid quotations as the Holders designate.

         Code. The Internal Revenue Code of 1986, as amended and in effect from time to time, and all regulations promulgated thereunder.

         Comfort Letter.  This term is defined in Section 6.05(h).
         --------------                           ---------------

         Commission. The Securities and Exchange Commission and any successor federal agency having similar powers.

         Common Stock. The common stock, $.01 par value per share, of the Company; provided, however, that upon the approval and filing of the Amended and Restated Articles, the par value of the Common Stock shall be reduced to $.0001 per share.

         Common Stock Equivalent. Any option, warrant, right or similar security exercisable into, exchangeable for, or convertible to Common Stock.

         Company. This term is defined in the preamble and includes any successor or assign of the Company. Unless the context requires otherwise, the term "Company" includes any and all Subsidiaries.
                              -------

         Contracts.  This term is defined in Section 7.01(l).
         ---------                           ---------------

         Employee Plan. Each "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) that (a) is subject to any provision of ERISA and (b) is maintained or contributed to by the Company or any ERISA Affiliate of the Company.

         Employment Agreements. The Employment Agreements and/or Consulting Agreements by and between the Company and each Management Employee, in each case (a) dated as of the Closing Date, (b) in form and substance satisfactory to each of the Purchasers (in each such Purchaser's sole and absolute discretion) and (c) as amended, modified or restated from time to time after the Closing Date in accordance with the provisions hereof.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.
         -----

         ERISA Affiliate. With respect to any Person, any other Person that, together with such Person, would be treated as a single employer under
         Section 414 of the Code.

         Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.


         Exchange Common Stock.  This term is defined in Section 6.12.
         ---------------------                           ------------

         Exchange Company.  This term is defined in Section 6.12.
         ----------------                           ------------

         Exchange Notice.  This term is defined in Section 6.12.
         ---------------                           ------------

         Exercise Price. The price per share specified in Section 3.04 as adjusted from time to time pursuant to the provisions of this Agreement.

         Fair Market Value.
         -----------------

                  (a) As to securities regularly traded in the organized securities markets, the Average Market Value; and

                  (b) as to all securities not regularly traded in the securities markets and other property, the fair market value of such securities or property as determined in good faith by the Board of Directors, without premium for control or discount for minority interests, illiquidity, or restrictions on transfer, at the time it authorizes the transaction (a "Valuation Event") requiring a determination of Fair Market Value under this Agreement; provided, however, that, at the election of the Holders, the Fair Market Value of such securities and other property will be the Appraised Value.

         Financial Statements.  This term is defined in Section 7.01(s).
         --------------------                           ---------------

         GAAP. The generally accepted accounting principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and that are applicable in the circumstances as of the date in question; provided, however, that the Company may not change the use or application of any material accounting method, practice or principle without the prior written consent of the Holders. Accounting principles are applied on a "consistent basis" when the accounting principles observed in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

         Governmental Entity.  This term is defined in Section 7.01(i).
         -------------------                           ---------------

         Hancock Entities. This term is defined in the preamble and includes any successors or assigns of each such Hancock Entity.

         Hancock Closing Expenses.  This term is defined in Section 10.10(d).
         ------------------------                           ----------------

         Hancock Expense Deposit.  This term is defined in Section 10.10(d).
         -----------------------                           ----------------

         Hancock Warrants.  This term is defined in the recitals.
         ----------------

         Holder Representatives. This term is defined in Article I of the Shareholders Agreement.

         Holders. The Purchasers, and all other Persons holding Registrable Securities, except that neither the Company (nor any Affiliate of the Company) will at any time be a Holder. Unless otherwise provided in this Agreement, in each instance that the Holders are required to request, approve or consent in concert to an action, the Holders will be deemed to have requested, approved or consented to such action if the Holders of a majority-in-interest of the Registrable Securities so request or consent.

         Indebtedness. For any Person: (a) all indebtedness, whether or not represented by bonds, debentures, notes, securities, or other evidences of indebtedness, for the repayment of money borrowed, (b) all indebtedness representing deferred payment of the purchase price of property or assets, (c) all indebtedness under any lease that, in conformity with GAAP, is required to be capitalized for balance sheet purposes and leases of property or assets made as a part of any sale and lease-back transaction if required to be capitalized, (d) all indebtedness under guaranties, endorsements, assumptions, or other contractual obligations, including any letters of credit, or the obligations in respect of, or to purchase or otherwise acquire, indebtedness of others, (e) all indebtedness secured by a Lien existing on property owned, subject to such Lien, whether or not the indebtedness secured thereby shall have been assumed by the owner thereof, (f) trade accounts payable more than ninety (90) days past due, (g) all amendments, renewals, extensions, modifications and refinancings of any indebtedness or obligations referred to in clauses
         (a), (b), (c), (d), (e) or (f) above.

         Indemnified Party.  This term is defined in Section 10.01.
         -----------------                           -------------

         Initial Holders. The Purchasers and any Affiliate of the Purchasers to which any of the Series D Preferred Stock or Warrants or any part of or interest in the Series D Preferred Stock or Warrants is assigned.

         Initial Notes.  This term is defined in the recitals.
         -------------

         Initial Securities Purchase Agreement. This term is defined in the recitals.

         Initial Warrants.  This term is defined in the recitals.
         ----------------

         Intellectual Property.  This term is defined in Section 7.01(f).
         ---------------------                           ---------------

         Investors.  This term is defined in the preamble.
         ---------

         Issuable Warrant Shares. Shares of Common Stock or Other Securities issuable on exercise of the Warrants.

         Issued Warrant Shares. Shares of Common Stock or Other Securities issued upon exercise of the Warrants.

         JH Life.  This term is defined in the preamble.
         -------

         JH Variable.  This term is defined in the preamble.
         -----------

         Key Employee. Any employee of the Company holding the position of Vice President or higher.

         Lien. Any lien, mortgage, security interest, tax lien, pledge, encumbrance, financing statement, or conditional sale or title retention agreement, or any other interest in property designed to secure the repayment of Indebtedness or any other obligation, whether arising by agreement, operation of law, or otherwise.

         Management Employee. Each of Cheryl Taylor, Larry Martin, Gary Weiner, Steve Finberg and Colon Washburn.

         Martin Purchase Agreement. That certain Stock Purchase Agreement among the Company, Hereford Haven, Inc. and Larry Martin dated December 19, 1997, as amended and in effect on the Closing Date, and otherwise in form and substance satisfactory to each of the Purchasers (in each Purchaser's sole and absolute discretion).

         Material Adverse Effect. Any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, (b) the ability of the Company to perform its obligations under this Agreement and the Other Agreements, or (c) the validity or enforceability of (i) this Agreement or any of the Other Agreements or
         (ii) the rights and remedies of the Purchasers under this Agreement or any of the Other Agreements, in each case as compared to that existing as of the Closing Date and (if applicable) as represented herein or therein.

         Monitoring Agreement. That certain Monitoring Agreement by and between the Company and North Texas Investment Advisors LLC, a Delaware limited liability company, (a) dated as of the Closing Date, (b) in the form attached hereto as Annex C and (c) as the same may be modified or amended from time to time in accordance with the terms hereof.

         Negotiation Period. This term is defined in the definition of Appraised Value.

         Notes.  This term is defined in the recitals.
         -----

         NTOF.  This term is defined in the preamble.
         ----

         NTOF Warrants.  This term is defined in the recitals.
         -------------

         Original Issue Price of a share of Series D Preferred Stock. One hundred dollars ($100).

         Other Agreements. Each of (a) the Shareholders Agreement, (b) the Certificate of Designation, (c) the Employment Agreements, (d) the Martin Purchase Agreement, (e) the Monitoring Agreement and (f) all other agreements, instruments and documents (including, without limitation, powers of attorney, consents, assignments, contracts, notices and all other written matter), and all renewals, modifications and extensions thereof, whether heretofore, now or hereafter executed by or on behalf of the Company and delivered to and for the benefit of the Purchasers or any Person participating with the Purchasers with respect to this Agreement or any of the transactions contemplated by this Agreement.

         Other Securities. Any stock, membership interests, other securities, property, or other property or rights (other than Common Stock) that the Holders become entitled to receive upon exercise of the Warrants.

         Permits.  This term is defined in Section 7.01(i).
         -------                           ---------------

         Permitted Acquisitions. This term is defined in Section 2.04 of the Shareholders Agreement.

         Permitted Stock. The aggregate of (a) any and all Common Stock issued to, or reserved for issuance for, any Person in connection with the exercise of any options or warrants to acquire Common Stock (other than the Warrant Shares) that are outstanding as of the Closing Date and set forth on Schedule 7.01(d), plus (b) any and all Warrant Shares, plus
         (c) Common Stock, or options or warrants to acquire Common Stock, constituting, in the aggregate, 29,513,560 shares of Common Stock of the Company (including any Common Stock deemed outstanding pursuant to Section 3.09(d)), issued to, or reserved for issuance for, the present and future employees and management of the Company pursuant to an Employee Plan or other Benefit Arrangement approved by the Board of Directors. Unless otherwise agreed to by all Holders, the number of shares of Permitted Stock issued or reserved for issuance under clauses
         (a) and (c) above shall not exceed, in the aggregate, 30,276,353 shares.

         Person. This term will be interpreted broadly to include any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, company, limited liability company, institution, entity, party, or government (whether national, federal, state, county, city, municipal, or otherwise, including, without limitation, any instrumentality, division, agency, body, or department of any of the foregoing).

         Property. Property or assets of all kinds, real, personal or mixed, tangible or intangible (including, without limitation, all rights relating thereto), whether owned or acquired on or after the Closing Date.

         Proxy Statement.  This term is defined in Section 8.21(a).
         ---------------                           ---------------

         Purchaser and Purchasers.  These terms are defined in the preamble.
         ---------     ----------

         Put Option.  This term is defined in Section 5.01.
         ----------                           ------------

         Put Option Closing.  This term is defined in Section 5.05.
         ------------------                           ------------

         Put Option Period.  This term is defined in Section 5.01.
         -----------------                           ------------

         Put Price.  This term is defined in Section 5.02.
         ---------                           ------------

         Put Shares. The Series D Preferred Stock and any other shares of Capital Stock owned from time to time by a Holder as a result of such Holder's ownership of Series D Preferred Stock. Notwithstanding anything contained or implied herein to the contrary, the term "Put Shares" shall not include the Warrant Shares.

         Qualified Private Financing. Any private equity offering (excluding any issuance of Permitted Stock) in which the Company receives at least twenty million dollars ($20,000,000) in net cash proceeds.

         Qualified Public Offering. A firm underwritten public offering of the Company's Common Stock under the Securities Act completed by the Company and resulting in gross cash proceeds (before underwriting discounts and commissions) of at least twenty million dollars ($20,000,000).

         Register, registered, and registration refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

         Registrable Securities. (a) The Issuable Warrant Shares, (b) the Issued Warrant Shares and (c) any other Capital Stock owned from time to time by a Holder that have not been previously sold to the public (including, without limitation, the Series D Preferred Stock).

         Requisite Shareholder Approval. This term is defined in Section 1 of the Certificate of Designation.

         SEC Documents.  This term is defined in Section 7.01(w).
         -------------                           ---------------

         Senior Loan Documents. That certain Restated Business Loan Agreement dated February 2, 1998, among the Company, Bank of America, N.A. and the other parties named therein, as amended, extended, renewed or restated from time to time, including, without limitation, as amended by the Thirteenth Amendment.

         Series A Warrants.  This term is defined in the recitals.
         -----------------

         Series B Warrants.  This term is defined in the recitals.
         -----------------

         Series C Preferred Stock.  This term is defined in the recitals.
         ------------------------

         Series C Warrants.  This term is defined in the recitals.
         -----------------

         Series D Preferred Stock. The Series D Cumulative Redeemable Preferred Stock, $1.00 par value per share, of the Company.

         Series D Preferred Stock Dilution Fee. This term is defined in Section 2.06.

         Securities Act. The Securities Act of 1933, as amended, and the rules and regulations thereunder.

         Shareholders Agreement. The Shareholders Agreement by and among the Company and the Purchasers (a) dated as of the date hereof, (b) in the form attached hereto as Annex D and (c) as amended, modified or restated from time to time.

         Shareholders Meeting.  This term is defined in Section 8.21(b).
         --------------------                           ---------------

         Signature 3.  This term is defined in the preamble.
         -----------

         Subsidiary. Each Person of which or in which the Company or its other Subsidiaries own directly or indirectly fifty-one percent (51%) or more of (a) the combined voting power of all classes of securities having general voting power under ordinary circumstances to elect a majority of the board of directors or equivalent body of such Person, if it is a corporation or similar person; (b) the capital interest or profits interest of such Person, if it is a partnership, limited liability company, joint venture, or similar entity; or (c) the beneficial interest of such Person, if it is a trust, association, or other unincorporated organization.

         Supplemental Disclosure Schedules. This term is defined in Section
         8.19.

         TBCA. The Texas Business Corporation Act, as amended from time to time.
         ----

         Termination Fee.  This term is defined in Section 10.10(c).
         ---------------                           ----------------

         Thirteenth Amendment. That certain Thirteenth Amendment to Restated Business Loan Agreement by and among the Company, Bank of America, N.A. and the other parties named therein and dated as of the Closing Date.

         Transaction Fees.  This term is defined in Section 10.10(a).
         ----------------                           ----------------

         Valuation Event. This term is defined in the definition of Fair Market Value.

         Warrants. The Series C Warrants, dated as of the Closing Date and issued to the Initial Holders, and all Warrants issued upon the transfer or division of, or in substitution for, such Warrants.

         Warrant Shares. The Issued Warrant Shares and the Issuable Warrant Shares, collectively.

                                   Article II
                          The Series D Preferred Stock

         2.01     Sale of Series D Preferred Stock to NTOF.
                  ----------------------------------------

                  (a) Sale of Series D Preferred Stock. On the Closing Date, NTOF agrees to purchase from the Company, and the Company agrees to issue to NTOF, the aggregate number of shares of Series D Preferred Stock set forth beneath NTOF's name on the signature page of this Agreement, all subject to and in accordance with the terms and conditions of this Agreement. The Series D Preferred Stock issued to NTOF pursuant to the terms hereof shall have the rights, restrictions, privileges and preferences set forth in the Certificate of Designation.

                  (b) Purchase Price. In consideration of the Company's issuance of the Series D Preferred Stock to NTOF, NTOF shall pay to the Company, on the Closing Date, the aggregate purchase price set forth beneath NTOF's name on the signature page to this Agreement, all subject to and in accordance with the terms and conditions of this Agreement.

         2.02 Exchange of Series C Preferred Stock for Series D Preferred Stock by Hancock Entities. On the Closing Date and subject to the terms and conditions of this Agreement, JH Life, Investors and JH Variable agree to deliver to the Company, and the Company agrees to accept from such Hancock Entities, an aggregate of 50,000 shares of Series C Preferred Stock, and, in exchange therefor and for any and all accrued and unpaid dividends, fees (excluding any and all fees which constitute Hancock Closing Expenses) or interest related thereto, the Company agrees to issue to JH Life, Investors and JH Variable, and each such Hancock Entity hereby agrees to accept from the Company, the number of shares of Series D Preferred Stock set beneath each such Hancock Entity's name on the signature page of this Agreement. The Series D Preferred Stock issued to JH Life, Investors and JH Variable pursuant to the terms hereof shall have the rights, restrictions, privileges and preferences set forth in the Certificate of Designation.

         2.03 Legend. The Company will deliver to each Purchaser on the Closing Date one or more certificates representing the Series D Preferred Stock to be issued to such Purchaser in such denominations as such Purchaser requests. Such certificates will be issued in each Purchaser's name or in the name or names of its designee or designees, as the case may be. It is understood and agreed that all of the certificates evidencing the Series D Preferred Stock will bear the following legend:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS, AND (B) ARE SUBJECT TO THE TERMS OF AND PROVISIONS OF (I) A SECURITIES EXCHANGE AND PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") AND THE PURCHASERS NAMED THEREIN AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY AND THE PURCHASERS NAMED THEREIN (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY."

         2.04 Transfer and Exchange. Subject to the terms of Section 10.07 and the Shareholders Agreement, the Series D Preferred Stock is transferable, as to all or any part of the Series D Preferred Stock, by the Holders of the Series D Preferred Stock, in person or by duly authorized attorney, on the books of the Company upon surrender of certificates representing the Series D Preferred Stock at the principal offices of the Company, together with a transfer authorization duly executed, provided, in each case, that the applicable transferee first represents and warrants, pursuant to a written instrument in form and substance reasonably satisfactory to the Company, as to the matters set forth in Section
7.02. Absent any such transfer, the Company may deem and treat the registered Holders of the Series D Preferred Stock at any time as the absolute owners of the Series D Preferred Stock for all purposes and will not be affected by any notice to the contrary. If any Series D Preferred Stock is transferred in part, then the Company will, at the time of surrender of certificates representing the Series D Preferred Stock, issue to the transferee certificates representing the Series D Preferred Stock transferred and to the transferor certificates representing the Series D Preferred Stock not transferred.

         2.05 Lost, Stolen, Mutilated or Destroyed Certificate. If any certificate representing the Series D Preferred Stock is lost, stolen, mutilated or destroyed, then the Company will issue a new certificate of like denomination, tenor and date as the certificate so lost, stolen, mutilated or destroyed upon its receipt of an affidavit including notice of ownership from the Holder of the lost, stolen, mutilated or destroyed Series D Preferred Stock certificate.

         2.06 Series D Preferred Stock Dilution Fee. If, while any Holder beneficially owns any Series D Preferred Stock, Common Stock or Other Securities, the Company pays any dividend or makes any distribution to any holder of any class of its Capital Stock with respect to such Capital Stock (other than (a) a distribution of Common Stock or Other Securities made to the Purchasers upon exercise of the Warrants or (b) a dividend or other distribution made pursuant to a transaction approved by the Holders), then each Holder will be entitled to receive in respect of such Series D Preferred Stock, Common Stock or Other Securities a dilution fee in cash (the "Series D Preferred Stock Dilution Fee") on the date of payment of such dividend or distribution, which Series D Preferred Stock Dilution Fee will be equal to (a) the product of (i) the highest amount per share paid to any class of Capital Stock of the Company multiplied by (ii) the aggregate number of shares of Series D Preferred Stock, Common Stock and/or Other Securities of the Company then owned by such Holder, less (b) the amount of such dividend or distribution otherwise paid to such Holder as a result of its ownership of any Series D Preferred Stock, Common Stock and/or Other Securities of the Company.

                                   Article III
                                  The Warrants

         3.01     Sale of Series C Warrants to NTOF.
                  ---------------------------------

                  (a) Sale of Series C Warrants. On the Closing Date, NTOF agrees to purchase from the Company, and the Company agrees to issue to NTOF, Warrants, in each case in substantially the form attached to this Agreement as Annex E and incorporated in this Agreement by reference, to purchase the aggregate number of shares of Common Stock set forth beneath NTOF's name on the signature page of this Agreement, all subject to and in accordance with the terms and conditions of this Agreement.

                  (b) Purchase Price. In consideration for the Company's issuance of the Warrants to NTOF, NTOF shall pay to the Company, on the Closing Date, the aggregate purchase price set forth beneath NTOF's name on the signature page to this Agreement, all subject to and in accordance with the terms and conditions of this Agreement.

         3.02 Exchange of Series A Warrants, Series B Warrants and Notes for Series C Warrants by Hancock Entities. On the Closing Date, each of the Hancock Entities agrees to deliver to the Company, and the Company agrees to accept from the Hancock Entities, all of the issued and outstanding Series A Warrants, Series B Warrants and Notes owned by each such Hancock Entity and, in exchange therefor and for any and all accrued and unpaid dividends, fees (excluding any and all fees which constitute Hancock Closing Expenses) or interest related thereto, the Company agrees to issue to each such Hancock Entity, and each such Hancock Entity hereby agrees to accept from the Company, Warrants, in each case in substantially the form attached to this Agreement as Annex E and incorporated in this Agreement by reference, to purchase the aggregate number of shares of Common Stock set forth beneath such Hancock Entity's name on the signature pages of this Agreement, all subject to and in accordance with the terms and conditions of this Agreement

         3.03 Legend. The Company will deliver to each Purchaser on the Closing Date one or more certificates representing the Warrants to be issued to such Purchaser in such denominations as such Purchaser requests. Such certificates will be issued in each Purchaser's name or in the name or names of its designee or designees, as the case may be. It is understood and agreed that all of the certificates evidencing the Warrants will bear the following legend:

         "THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS, AND (B) ARE SUBJECT TO THE TERMS AND PROVISIONS OF (I) A

         SECURITIES EXCHANGE AND PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") AND THE PURCHASERS NAMED THEREIN AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY AND THE PURCHASERS NAMED THEREIN (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY."

         3.04 Exercise Price. The Exercise Price per share will be $0.0001 for each share of Common Stock represented by the Warrants; provided, however, that in no event will the aggregate Exercise Price for all of the shares of Common Stock covered by all Warrants owned by a particular Holder exceed one hundred dollars ($100) per Holder, whether as a result of any change in the par value of the Common Stock or Other Securities, as a result of any change in the number of shares purchasable as provided in this Article III, or otherwise; provided, further, that such limitation of the aggregate Exercise Price will have no effect whatsoever upon the amount or number of Warrant Shares for which the Warrants may be exercised.

         3.05     Exercise.
                  --------

                  (a) Subject to the provisions of Article V, each of the Warrants may be exercised by the applicable Purchaser, or such Purchaser's successor Holders, at any time or from time to time after the Closing Date and prior to 12:00 p.m. midnight (Dallas, Texas time) on the tenth (10th) anniversary of the Closing Date; provided, however, that as a condition to the expiration of any Warrant exercise rights, the Company shall be required to give each Holder not more than ninety
         (90) and not less than sixty (60) days' prior written notice of such expiration. Each of the Warrants may be exercised on any day that is a Business Day, for all or any part of the number of Issuable Warrant Shares purchasable upon its exercise. In order to exercise any Warrant, in whole or in part, the Holder will deliver to the Company at the address designated by the Company pursuant to Section 10.06, (i) a written notice of such Holder's election to exercise its Warrant, which notice will specify the number of Issuable Warrant Shares to be purchased pursuant to such exercise, (ii) payment of the Exercise Price, in an amount equal to the aggregate purchase price for all Issuable Warrant Shares to be purchased pursuant to such exercise, and
         (iii) the Warrant. Such notice will be substantially in the form of the Subscription Form appearing at the end of the Warrants. Upon the receipt of such notice, the Company will, as promptly as practicable, and in any event within three (3) Business Days, execute, or cause to be executed, and deliver to such Holder a certificate or certificates representing the aggregate number of full shares of Common Stock and

         Other Securities issuable upon such exercise, as provided in this Agreement. The certificate or certificates so delivered will be in such denominations as may be specified in such notice or by such Holder and will be registered in the name of such Holder, or such other name as designated in such notice or by such Holder. A Warrant will be deemed to have been exercised, such certificate or certificates will be deemed to have been issued, and such Holder or any other Person so designated or named in such notice will be deemed to have become a holder of record of shares for all purposes, as of the date that payment of the Exercise Price and the applicable Warrant are received by the Company. If the Warrant has been exercised in part, then the Company will, at the time of delivery of such certificate or certificates, deliver to such Holder a new Warrant evidencing the rights of such Holder to purchase a number of Issuable Warrant Shares with respect to which the Warrant has not been exercised, which new Warrant will, in all other respects, be identical with the Warrants, or, with the consent of such Holder, appropriate notation may be made on the Warrant and the Warrant returned to such Holder.

                  (b) Payment of the Exercise Price will be made, at the option of the Holder, (i) in cash, (ii) by certified or official bank check,
         (iii) by cancellation of any debt owed by the Company to the Holder or
         (iv) by cancellation of Warrant Shares, valued at Fair Market Value. If the Holder surrenders a combination of cash or cancellation of any debt owed by the Company to the Holder or Warrant Shares, then the Holder will specify the respective number of shares of Common Stock to be purchased with each form of consideration, and the foregoing provisions will be applied to each form of consideration with the same effect as if the Warrant were being separately exercised with respect to each form of consideration; provided, however, that a Holder may designate that any cash to be remitted to a Holder in payment of debt be applied, together with other monies, to the exercise of the portion of the Warrant being exercised for cash.

         3.06 Taxes. The issuance of any Common Stock or Other Securities upon the exercise of the Warrants will be made without charge to any Holder for any tax, other than income taxes assessed against such Holder, in respect of such issuance.

         3.07 Warrant Register. The Company will, at all times while any of the Warrants remain outstanding and exercisable, keep and maintain at its principal office a register in which the registration, transfer, and exchange of the Warrants will be evidenced. The Company will not at any time, except upon the dissolution, liquidation, or winding up of the Company, close such register so as to result in preventing or delaying the exercise or transfer of any Warrant.

         3.08 Transfer and Exchange. Subject to the terms of Section 10.07 and the Shareholders Agreement, the Warrants and all options and rights under the Warrants are transferable, as to all or any part of the Issuable Warrant Shares purchasable upon the exercise thereof, by the Holders of the Warrants, in person or by duly authorized attorney, on the books of the Company upon surrender of the Warrants at the principal offices of the Company, together with the form of transfer authorization attached to the Warrants duly executed. Absent any such transfer and subject to the Shareholders Agreement, the Company may deem and treat the registered Holders of the Warrants at any time as the absolute owners of the Warrants for all purposes and will not be affected by any notice to the contrary. If any Warrant is transferred in part, then the Company will, at the time of surrender of such Warrant, issue to the transferee a Warrant covering the number of Issuable Warrant Shares transferred and to the transferor a Warrant covering the number of Issuable Warrant Shares not transferred.

         3.09     Adjustments to Number of Shares of Common Stock Purchasable.
                  -----------------------------------------------------------

                  (a) The Warrants will be exercisable for the number of shares of Common Stock in such manner that, following the complete and full exercise of the Warrant of each Holder, the amount of Common Stock issued to all Holders will equal the aggregate number of shares of Common Stock set forth beneath the name of the Purchasers on the signature pages of this Agreement, as adjusted, to the extent necessary, to give effect to the following events:

                           (i) In case at any time or from time to time, the
                  holders of any class of Common Stock or Common Stock Equivalent have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) have become entitled to receive, without payment therefor:

                                    (A) consideration (other than cash) by way
                           of dividend or distribution; or

                                    (B) consideration (including cash) by way of
                           spin-off, split-up, reclassification (including any reclassification in connection with a consolidation or merger in which the Company is the surviving corporation), recapitalization, combination of shares into a smaller number of shares, or similar corporate restructuring;

                  other than Common Stock issued as a stock dividend or in a stock split (adjustments in respect of which are provided for in Sections 3.09(a)(ii) and (iii)), then, and in each such case, each Holder, upon the exercise of any Warrants held thereby, will be entitled to receive, for each Issuable Warrant Share to which such Holder is entitled as of the record date fixed for such distribution, the greatest per share amount of consideration received by any holder of any class of Common Stock or Common Stock Equivalent or to which such holder is entitled. All such consideration receivable upon exercise of the Warrant with respect to such a distribution will be deemed to be outstanding and owned by such Holder for purposes of determining the amount of consideration to which such Holder is entitled upon exercise of the Warrant with respect to any subsequent distribution.

                           (ii) If at any time there occurs any stock split,
                  stock dividend, reverse stock split, or other subdivision of the Common Stock, then the number of shares of Common Stock to be received by the Holder of the Warrant and the Exercise Price, subject to the limitations set forth in this Agreement, will be proportionately adjusted.

                           (iii) Upon any reclassification or change of
                  outstanding shares of any class of Common Stock or Common Stock Equivalent (other than a change in par value, or from par value to no par value, or from no par value to par value), or upon any consolidation of the Company with, or merger or share exchange of the Company with or into, another Person, or in the case of any sale of all or a majority of the property, assets, business, income or revenue generating capacity, or goodwill of the Company (other than a Permitted Acquisition), the Company, or such successor or other Person, as the case may be, will provide in writing that the Holder of the Warrant will thereafter be entitled to receive the highest per share kind and amount of consideration received or receivable (including cash) upon such reclassification, change, consolidation, merger, share exchange, or sale by any holder of any class of Common Stock or Common Stock Equivalent that the Warrant entitles the Holder to receive immediately prior to such reclassification, change, consolidation, merger, share exchange, or sale (as adjusted pursuant to this Agreement). Any such successor Person will thereafter be deemed to be the Company for purposes of the Warrants and will provide for adjustments that are as nearly equivalent as may be possible to the adjustments provided for by this Section 3.09.

                           (iv) If at any time the Company issues or sells any
                  shares of Common Stock (other than Permitted Stock or pursuant to a Permitted Acquisition) or any Common Stock Equivalent at a per unit or share consideration (which consideration will include the price paid upon issuance plus the minimum amount of any exercise, conversion, or similar payment made upon exercise or conversion of any Common Stock Equivalent) less than the then current Fair Market Value per share of Common Stock immediately prior to the time such Common Stock or Common Stock Equivalent is issued or sold, then:

                                    (A) the Exercise Price will be reduced to
                            the lower of the prices calculated by:

                                            (I) dividing (x) an amount equal to
                                    the sum of (1) the number of shares of
                                    Common Stock outstanding on a fully diluted basis immediately prior to such issuance or sale multiplied by the then existing Exercise Price, plus (2) the aggregate consideration, if any, received by the Company upon such issuance or sale, by (y) the total number of shares of Common Stock outstanding immediately after such issuance or sale on a fully diluted basis; and

                                            (II) multiplying the then existing
                                    Exercise Price by a fraction, the numerator of which is (x) the sum of (1) the number of shares of Common Stock outstanding on a fully diluted basis immediately prior to such issuance or sale, multiplied by the Fair Market Value per share of Common Stock immediately prior to such issuance or sale, plus (2) the aggregate consideration received by the Company upon such issuance or sale, divided by (y) the total number of shares of Common Stock outstanding on a fully diluted basis immediately after such issuance or sale, and the denominator of which is the Fair Market Value per share of Common Stock immediately prior to such issuance or sale (for purposes of this subsection (II), the date as of which the Fair Market Value per share of Common Stock will be computed will be the earlier of the date upon which the Company (aa) enters into a firm contract for the issuance of such shares, or (bb) issues such shares); and

                                    (B) the number of shares of Common Stock for
                           which any of the Warrants may be exercised at the Exercise Price resulting from the adjustment described in subsection (A) above will be equal to the product of the number of shares of Common Stock purchasable under such Warrants immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Exercise Price in effect immediately prior to such adjustment and the denominator of which is the Exercise Price resulting from such adjustment.

                           (v) If any event occurs as to which the preceding
                  Sections 3.09(a)(i) through (iv) are not strictly applicable, but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principles of this Agreement, then, in each such case, the Holder may appoint an independent investment bank or firm of independent public accountants, which will give its opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established in this Agreement, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly deliver a copy of such opinion to the Holder and will make the adjustments described in such opinion. The fees and expenses of such investment bank or independent public accountants will be borne by the Company.

                  (b) The Company will not by any action, including, without limitation, amending, or permitting the amendment of, the charter documents, bylaws, or similar instruments of the Company or through any reorganization, reclassification, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities, or any other similar voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement or the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holders against impairment or dilution. Without limiting the generality of the foregoing, the Company will (i) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock and Other Securities, free and clear of all liens, encumbrances, equities, and claims, and (ii) use its best efforts to obtain all such authorizations, exemptions, or consents from any public regulatory body having jurisdiction as may be necessary to enable the Company to perform its obligations under the Warrants. Without limiting the generality of the foregoing, the Company represents and warrants that the Board of Directors has agreed that the Exercise Price will be adequate and has determined the issuance of the Warrants to be in the best interests of the Company.

                  (c) Any calculation under this Section 3.09 will be made to the nearest one ten-thousandth of a share and the number of Issuable Warrant Shares resulting from such calculation will be rounded up to the next whole share of Common Stock or Other Securities comprising Issuable Warrant Shares.

                  (d) For purposes of the computations to be made pursuant to
         (i) this Section 3.09 and (ii) the definition of "Permitted Stock", there shall be deemed to be outstanding the maximum number of shares of Common Stock issuable upon exercise or conversion of all Common Stock Equivalents then outstanding.

                  (e) Except as otherwise contemplated by this Agreement or the Other Agreements, the Company will not, and will not permit any Subsidiary to, issue any Capital Stock other than (i) Common Stock or Common Stock Equivalents or (ii) with respect to the Company, the Series D Preferred Stock to be issued to Purchasers on the Closing Date.

         3.10 Lost, Stolen, Mutilated or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, then the Company will issue a new Warrant of like denomination, tenor and date as the Warrant so lost, stolen, mutilated or destroyed upon the receipt by the Company of an affidavit and notice of ownership from the Holder of the lost, stolen, mutilated or destroyed Warrant. Any such new Warrant will constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant is at any time enforceable by any Person; provided, however, that the Company shall not honor any original Warrant if it has received an affidavit of loss from any Holder as contemplated herein and has issued to such Holder a new Warrant as contemplated herein.

         3.11 Legend. The Warrants and the Warrant Shares have not been registered under the Securities Act or qualified under applicable state securities laws. Accordingly, unless there is an effective registration statement and qualification respecting the Warrants and the Warrant Shares under the Securities Act or under applicable state securities laws at the time of exercise of a Warrant, any stock certificate issued pursuant to the exercise of a Warrant will bear the following legend:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS AND (B) ARE SUBJECT TO THE TERMS OF AND PROVISIONS OF (I) A SECURITIES EXCHANGE AND PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") and the purchasers named therein AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY AND THE PURCHASERS NAMED THEREIN (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY."

                                   Article IV
                                     Closing

         The closing of the transactions contemplated hereby shall take place at 10:00 a.m., Dallas, Texas time on a date to be specified by the parties, which date (the "Closing Date") shall be (i) no earlier than ten (10) Business Days after the date hereof and (ii) no later than three (3) Business Days after the waiver or satisfaction of all of the conditions precedent set forth in Article IX, at the offices of Patton Boggs LLP, 2001 Ross Avenue, Suite 3000, Dallas, Texas 75201, or at such other time and/or place as the parties hereto shall agree (the "Closing"). At the Closing, each of the parties hereto shall execute and deliver each of the Other Agreements to which it is a party (other than the Shareholders Agreement, which shall be executed and delivered by each of the parties thereto simultaneously with the execution and delivery of this Agreement) and shall have otherwise satisfied or fulfilled all conditions precedent to the consummation of the transactions contemplated hereby and thereby. At the Closing, the Company shall issue and deliver to each Purchaser one or more stock certificates or warrants, in each case in definitive form and registered in the name of such Purchaser (or such other party as such Purchaser may designate), representing the shares of Series D Preferred Stock and the Warrants being purchased by it. As payment in full for the shares of Series D Preferred Stock and the Warrants being purchased by NTOF at the Closing, and against delivery of the stock certificates or warrants therefor, NTOF shall deliver to the Company by certified check or by wire transfer of immediately available funds the aggregate purchase price set forth beneath NTOF's name on the signature page to this Agreement. As payment in full for the shares of Series D Preferred Stock and the Warrants being purchased by the Hancock Entities at the Closing, and against delivery of the stock certificates or warrants therefor, the Hancock Entities shall deliver to the Company all shares of Series C Preferred Stock and all Series A Warrants, Series B Warrants and Notes.

                                    Article V
                                   Put Option

         5.01 Grant of Option. Subject to the provisions of Section 5.03, the Company hereby grants to each Holder an option to sell to the Company, and the Company is obligated to purchase from each Holder under such option (the "Put Option"), all (or such portion as is designated by any such Holder pursuant to
Section 5.03 below) of the Put Shares held by such Holder. The Put Option will be effective at any time or times after the earlier to occur of (i) the third
(3rd) anniversary of the date of this Agreement or (ii) at any time or times after the occurrence of any of the events listed in any of clauses (a), (b),
(c), (d) or (e) below (each, an "Accelerated Put Event") (the "Put Option Period"):

                  (a) any failure of the Company in any material respect to perform any of its obligations under the Amended and Restated Articles (other than the failure of the Company to pay any dividends when due with respect to the Series D Preferred Stock); provided, however, that the Put Option Period will continue with respect to any such failure, even after the same has been cured, if notice of exercise of the Put Option by such Holder is provided pursuant to this Article V during the continuance of any such failure; provided, further, that any such Put Option Period will cease to continue with respect to any such failure if all Initial Holders have waived in writing such failure;

                  (b) any failure of the Company in any material respect to perform any of its obligations under this Agreement or the Shareholders Agreement; provided, however, that the Put Option Period will continue with respect to any such failure, even after the same has been cured, if notice of exercise of the Put Option by such Holder is provided pursuant to this Article V during the continuance of any such failure; provided, further, that any such Put Option Period will cease to continue with respect to any such failure if all Initial Holders have waived in writing such failure;

                  (c) (i) a merger, consolidation, share exchange or similar transaction involving the Company and one or more Persons in which the Company is not the surviving or resulting Person, (ii) a merger, consolidation, share exchange or similar transaction involving the Company and one or more Persons in which the Company is the surviving or resulting Person in such transaction but as a result of which the beneficial owners of the shares of Capital Stock of the Company immediately prior to such transaction will, immediately after such transaction, beneficially own less than a majority of the shares of Capital Stock of the Company, (iii) a sale in one or more related transactions of all or substantially all of the assets, business, or revenue or income generating operations of the Company or (iv) any substantial change in the type of business conducted by the Company;

                  (d)      a Change in Control; or

                  (e) the consummation of either a Qualified Public Offering or a Qualified Private Financing.

         5.02 Put Price. Subject to the provisions of Section 5.06, if any Holder exercises the Put Option, then the price to be paid to each such Holder pursuant to this Agreement will be the aggregate price determined in accordance with the following provisions (collectively, the "Put Price"):

         (a) With respect to any shares of Series D Preferred Stock included within the Put Shares, the price to be paid to each such Holder pursuant to this Agreement will be cash (denominated in U.S. Dollars) in an amount equal to the product of (i) the number of shares of Series D Preferred Stock for which the Put Option is being exercised by such Holder, times (ii) the sum of (A) the Original Issue Price of a share of Series D Preferred Stock, plus (B) any and all accrued and unpaid dividends with respect to such share of Series D Preferred Stock (whether or not declared and computed to the date payment thereof is made available), plus (C) any and all accrued interest payable with respect to any such accrued and unpaid dividends.

         (b) With respect to any Capital Stock of the Company (other than Series D Preferred Stock) included within the Put Shares, the price to be paid to each such Holder pursuant to this Agreement will be cash (denominated in U.S. Dollars) in an amount equal to the product of (i) the Fair Market Value per share of such Capital Stock as of the end of the month immediately preceding the date notice is given of the exercise of the Put Option pursuant to Section 5.03, multiplied by (ii) the number of shares of Capital Stock of the Company (other than Series D Preferred Stock) for which the Put Option is being exercised by such Holder.

         (c) If, upon any exercise of the Put Option, the assets of the Company shall be insufficient to permit the payment in full to the applicable Holders of the Put Price or if all or any portion of the Put Price is not permitted to be paid to one or more of the applicable Holders pursuant to the provisions of the TBCA or the Senior Loan Documents, then the full amount of the Put Price that is permitted to be paid shall be distributed ratably among the Holders exercising the applicable Put Option.

         5.03 Exercise of Put Option. The Put Option may be exercised during the Put Option Period with respect to all or any portion of the Put Shares by such Holder giving notice to the Company and each other Holder during the Put Option Period of the Holder's election to exercise the Put Option, and the date of the Put Option Closing, which will be not less than fifteen (15) nor more than thirty (30) days after the date of such notice. The Company will provide each Holder desiring to exercise its Put Option the name and address of each other Holder. Notwithstanding the foregoing, if a Holder receives such notice of another Holder's exercise of such other Holder's Put Option, then the Holder receiving such notice may elect to exercise its Put Option and designate a Put Option Closing simultaneous and pari passu with that of such other Holder. Notwithstanding anything contained or implied herein to the contrary, no Holder shall have the right to exercise its Put Option unless and until such exercise has been approved by all Initial Holders; provided, however, that any Holder shall have the individual right, in its sole and absolute discretion, to execute its Put Option upon the occurrence of any of the events listed in any of clauses
(c), (d) or (e) of Section 5.01.

         5.04 Certain Remedies. If the Company defaults in its obligation to purchase all or any portion of the Put Shares upon exercise of the Put Option or if any Holder exercises the Put Option at a time when all or any portion of the Put Price is not permitted to be paid in cash to such Holder pursuant to the provisions of the TBCA or the Senior Loan Documents, then, in addition to any other rights or remedies of each Holder (but subject to the following sentence), the Company shall pay such amount of the Put Price as is permitted pursuant to the provisions of the TBCA or the Senior Loan Documents, as applicable, and any unpaid portion of the Put Price will bear interest at the lesser of (i) eighteen percent (18%) per annum or (ii) the highest rate permitted by applicable law, and the Company will, upon the request of any Holder, execute and deliver to such Holder a promissory note, in form and substance satisfactory to such Holder, evidencing the obligation of the Company to pay any such unpaid portion of the Put Price.

         5.05 Put Option Closing. The closing for any purchase and sale of all or any portion of the Put Shares will take place at the office of the Company on the date specified in such notice of exercise (each, a "Put Option Closing"). At any Put Option Closing, to the extent applicable, the Holder of the Put Shares will deliver the certificate or certificates evidencing the Put Shares being purchased, duly endorsed in blank. In consideration therefor, the Company will deliver to the Holder the Put Price, which will be payable in cash.

         5.06 Put Price Upon Failure to Receive Requisite Shareholder Approval. Notwithstanding anything contained or implied herein to the contrary, if, for any reason, the Company shall fail to receive Requisite Shareholder Approval on or before December 31, 2001, then, from and after January 1, 2002, the aggregate Put Price to be paid to each Holder upon exercise of the Put Option shall be the product of (i) the Put Price otherwise payable to such Holder pursuant to the provisions of Section 5.02, multiplied by (ii) three (3).

                                   Article VI
                      Registration Rights; Exchange Rights

         6.01 Required Registration. At any time following one hundred eighty
(180) days after the Closing Date, a majority of the Holders may, upon not more than two (2) occasions, make a written request to the Company requesting that the Company effect the registration of Registrable Securities (provided, however, that from and after the third (3rd) anniversary of the Closing Date, any Holder (as opposed to a majority of the Holders) shall have the individual right to so request the Company to effect the registration of Registrable Securities). Within thirty (30) days after receipt of such a request, the Company will notify all Holders of such request and use its commercially reasonable best efforts to effect the registration of all Registrable Securities that the Company has been so requested to register by any Holder for sale, all to the extent required to permit the disposition (in accordance with the intended method or methods thereof) of the Registrable Securities so registered. In no event will any Person other than a Holder be entitled to include any shares of Capital Stock in any registration statement filed pursuant to this
Section 6.01. Notwithstanding the foregoing, the Company shall not be required to effect a registration pursuant to this Section 6.01 (i) during the period starting with the date of filing of, and ending on the date one hundred and eighty (180) days following the effective date of the registration statement pertaining to a Qualified Public Offering, (ii) if within thirty (30) days of receipt of a written request from the Holders pursuant to this Section 6.01, the Company gives notice to such Holders of the Company's intention to file a registration statement for a Qualified Public Offering within ninety (90) days,
(iii) if the Company shall furnish to the Holders requesting a registration statement pursuant to this Section 6.01, a certificate signed by the Chairman of the Board of Directors stating that in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than one hundred and twenty (120) days after receipt of the request of the applicable Holders, or (iv) if the Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 6.03.

         6.02 Incidental Registration. If the Company at any time proposes to file on its behalf or on behalf of any of its security holders a registration statement under the Securities Act on any form (other than a registration statement on Form S-4 or S-8 or any successor form unless such forms are being used in lieu of or as the functional equivalent of, registration rights) for any class that is the same or similar to Registrable Securities, then it will give written notice setting forth the terms of the proposed offering and such other information as any Holder may reasonably request to all Holders at least thirty
(30) days before the initial filing with the Commission of such registration statement, and offer to include in such filing such Registrable Securities as any Holder may request. Each Holder desiring to have Registrable Securities registered under this Section 6.02 will advise the Company in writing within twenty (20) days after the date of receipt of such notice from the Company, setting forth (i) the amount of such Registrable Securities for which registration is requested and (ii) the intended disposition of such Registrable Securities. The Company will thereupon include in such filing the number of Registrable Securities for which registration is so requested, and will use its best efforts to effect registration under the Securities Act of such Registrable Securities.

         Notwithstanding the foregoing, if the managing underwriter or underwriters, if any, of such offering deliver a written opinion to each Holder of such Registrable Securities that the success of the offering would be materially and adversely affected by the inclusion of the Registrable Securities requested to be included, then the amount of securities to be offered for the accounts of all Holders will be reduced pro rata (based on the ratio that each such Holder's requested securities bears to the total number of shares requested to be included in such registration statement) to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; provided, however, that if securities are being offered for the account of other Persons as well as the Company, then with respect to the Registrable Securities intended to be offered to all Holders, the proportion by which the amount of such class of securities intended to be offered by all Holders is reduced will not exceed the proportion by which the amount of such class of securities intended to be offered by such other Persons (other than the Company) is reduced; provided, further, that in no event shall the amount of Registrable Securities intended to be offered by all Holders be reduced below twenty-five percent (25%) of the total amount of securities to be offered.

         6.03 Form S-3 Registrations. In addition to the registration rights provided in Sections 6.01 and 6.02 above, if at any time the Company is eligible to use Form S-3 (or any successor form) for registration of secondary sales of Registrable Securities, any Holder may request in writing that the Company register shares of Registrable Securities on such form. Upon receipt of such request, the Company will promptly notify all Holders in writing of the receipt of such request, and each such Holder may elect (by written notice sent to the Company within thirty (30) days of receipt of the Company's notice) to have its Registrable Securities included in such registration pursuant to this Section
6.03. Thereupon, the Company will, as soon as practicable, use its commercially reasonable best efforts to effect the registration on Form S-3 of all Registrable Securities that the Company has so been requested to register by such Holder for sale. The Company will use its commercially reasonable best efforts to qualify and maintain its qualification for eligibility to use Form S-3 for such purposes. Notwithstanding the foregoing, the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 6.03 (i) if Form S-3 is not available for such offering by the Holders, or (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than one million dollars ($1,000,000), or (iii) if, within thirty (30) days of receipt of a written request from any Holder or Holders pursuant to this Section 6.03, the Company gives notice to such Holder or Holders of the Company's intention to make a public offering with respect to which such Holder will have incidental registration rights pursuant to Section
6.02 within ninety (90) days, or (iv) if the Company shall furnish to the Holders a certificate signed by the Chairman of the Board of Directors stating that in good faith judgment of the Board of Directors, it would be seriously detrimental to the Company and its shareholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Holder or Holders under this Section 6.03, or (v) if the Company has, already effected three (3) registrations on Form S-3 for the Holders pursuant to this Section 6.03.

         6.04 Rule 144 Availability. Notwithstanding the foregoing, the Company will not be obligated to register any Registrable Securities as to which counsel acceptable to the Holders renders an opinion in form and substance satisfactory to the Holders to the effect that such Registrable Securities are freely saleable without limitation as to volume, manner of sale, or otherwise under Rule 144 promulgated under the Securities Act.

         6.05 Registration Procedures. In connection with any registration of Registrable Securities under this Article VI, the Company will, as soon as reasonably practicable:


                  (a) prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its commercially reasonable best efforts to cause such registration statement to become and remain effective until the earlier of such time as all Registrable Securities subject to such registration statement have been disposed of or the expiration of one hundred eighty (180) days; provided, however, that:

                           (i) before the initial filing of any registration
                  statement, the Company will furnish to all Holders covered by such registration statement, their counsel, and the underwriters, if any, and their counsel, copies of all such documents proposed to be filed at least ten (10) days prior thereto, which documents will be subject to the reasonable review, within such ten (10) day period, of such Holders, their counsel and the underwriters; and

                           (ii) before filing any prospectus or any amendments
                  or supplements to any registration statement or prospectus, the Company will furnish to all Holders covered by such registration statement, their counsel, and the underwriters, if any, and their counsel, copies of all such documents proposed to be filed a reasonable period of time (in light of the nature of the amendments or changes contained therein, which shall in every event be at least one (1) day and shall never be required to be more than ten (10) days) prior thereto, which documents will be subject to the reasonable review, within such period, of such Holders, their counsel and the underwriters;

                  (b) prepare and file with the Commission such amendments, post-effective amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement until the earlier of such time as all of such Registrable Securities have been disposed of or the expiration of one hundred eighty (180) days (except with respect to registrations effected on Form S-3 or any successor form, as to which no such period shall apply);

                  (c) furnish to each Holder such number of copies of the registration statement and prospectus (including, without limitation, a preliminary prospectus) in conformity with the requirements of the Securities Act (in each case including all exhibits) and each amendment or supplement thereto, together with such other documents as any Holder may reasonably request;

                  (d) use its commercially reasonable best efforts to register or to qualify the Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as each Holder reasonably requests, and do such other acts and things as may be reasonably required of it to enable such Holder to consummate the disposition in such jurisdiction of the securities covered by such registration statement;

                  (e) otherwise use its commercially reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securities holders, as soon as practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first month after the effective date of such registration statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act;

                  (f) provide and cause to be maintained a transfer agent and registrar for Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

                  (g) if requested by the underwriters for any underwritten offering or Registrable Securities on behalf of a Holder pursuant to a registration requested under Section 6.01, then (i) the Company will enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, provisions with respect to indemnities and contribution as are reasonably satisfactory to such underwriters and the Holders; (ii) the Holders on whose behalf

         Registrable Securities are to be distributed by such underwriters will be parties to any such underwriting agreement and (iii) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters, will also be made to and for the benefit of such Holders; and no Holder will be required by the Company to make any representations or warranties to or agreements with the Company or the underwriters other than reasonable and customary representations, warranties or agreements regarding such Holder, such Holder's Registrable Securities, such Holder's intended method or methods of disposition, and any other representation required by law;

                  (h) furnish, at the written request of any Holder, on the date that such Registrable Securities are delivered to the underwriters for sale pursuant to such registration, or, if such Registrable Securities are not being sold through underwriters, on the date that the registration statement with respect to such Registrable Securities becomes effective, (i) an opinion, in form and substance reasonably satisfactory to such Holders and addressing matters customarily addressed in underwritten public offerings, of the counsel representing the Company for the purposes of such registration (who will not be an employee of the Company and who will be satisfactory to such Holders), which opinion will be addressed to the underwriters, if any, and to the selling Holders; and (ii) a letter (the "Comfort Letter"), in form and substance reasonably satisfactory to such Holders, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to the selling Holders making such request (and, if such accountants refuse to deliver the Comfort Letter to such Holders, then the Comfort Letter will be addressed to the Company and accompanied by a letter from such accountants addressed to such Holders stating that they may rely on the Comfort Letter addressed to the Company); and

                  (i) during the period when the registration statement is required to be effective, notify each selling Holder of the happening of any event as a result of which the prospectus included in the registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

         It will be a condition precedent to the obligation of the Company to take any action pursuant to this Article VI in respect of the Registrable Securities that are to be registered at the request of any Holder that such Holder furnish to the Company such information regarding the Registrable Securities held by such Holder and the intended method of disposition thereof as is legally required in connection with the action taken by the Company. The managing underwriter or underwriters, if any, for any offering of Registrable Securities to be registered pursuant to Section 6.01 or 6.03 will be selected by the Holders of a majority of the Registrable Securities being so registered.

         6.06 Allocation of Expenses. Except as provided in the following sentence, the Company will bear all expenses arising or incurred in connection with any of the transactions contemplated by this Article VI, including, without limitation, (a) all expenses incident to filing with the National Association of Securities Dealers, Inc., (b) registration fees, (c) printing and copying expenses, (d) fees and expenses for any Persons retained by the Company, including accountant, counsel and other special experts, (e) expenses of any special audits or comfort letters incident to or required by any such registration or qualification, (f) expenses of complying with the securities or blue sky laws of any jurisdictions in connection with such registration or qualification, (g) reasonable fees and expenses of counsel for each of the Hancock Entities and NTOF, (h) messenger and delivery expenses and (i) all expenses in connection with any registration not effected by the Company. Each Holder will severally bear the expense of its underwriting fees, discounts or commissions relating to its sale of Registrable Securities.

         6.07 Listing on Securities Exchange. If the Company lists any shares of Capital Stock on any securities exchange or on the National Association of Securities Dealers, Inc. Automated Quotation System or similar system, then it will, at its expense, list thereon, maintain and, when necessary, increase such listing of, all Registrable Securities.

         6.08     Holdback Agreements.
                  -------------------

                  (a) If any registration pursuant to Section 6.02 is in connection with an underwritten public offering, then each Holder of Registrable Securities agrees, if so required by the managing underwriter, not to effect any public sale or distribution of Registrable Securities (other than as part of such underwritten public offering) during the period beginning seven (7) days prior to the effective date of such registration statement and ending on the one hundred eightieth (180th) day after the effective date of such registration statement, provided that each Management Employee and each Person that is an officer, director or beneficial owner of five percent (5%) or more of the outstanding shares of any class of Capital Stock of the Company enters into an agreement obligating such Person to comply with the provisions of this Section 6.08(a).

                  (b) The Company agrees (i) not to effect, and to use its commercially reasonable best efforts to cause each holder of its equity securities or any securities convertible into or exchangeable or exercisable for any of such securities not to effect, any public sale or distribution during the period seven (7) days (or such longer period as may be prescribed by Regulation M) prior to the effective date of the registration statement employed in any underwritten public offering and ending on the one hundred eightieth (180th) day after any such registration statement contemplated by Sections 6.01 or 6.03 has become effective, except as part of such underwritten public offering pursuant to such registration statement and except pursuant to securities registered on Forms S-4 or S-8 of the Commission or any successor forms, and (ii) to use its commercially reasonable best efforts to cause each holder of its equity securities or any securities convertible into or exchangeable or exercisable for any of such securities, in each case purchased from the Company at any time after the date of this Agreement (other than in a public offering), to agree not to effect any such public sale or distribution of such securities during such period.

         6.09 Rule 144. The Company will take such action as any Holder may reasonably request, at the expense of the Company, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities or any other applicable stock of the Company without registration pursuant to and in accordance with (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

         6.10 Rule 144A. The Company agrees that, upon the request of any Holder or any prospective purchaser of any Series D Preferred Stock, Warrants or Warrant Shares designated by a Holder, the Company will promptly provide (but in any case within fifteen (15) days of a request) to such Holder or potential purchaser, the following information:

                  (a) a brief statement of the nature of the business of the Company and any Subsidiaries and the products and services they offer;

                  (b) the most recent consolidated balance sheets and profit and losses and retained earnings statements, and similar financial statements of the Company for such part of the two preceding fiscal years prior to such request as the Company has been in operation (such financial information will be audited, to the extent reasonably available); and

                  (c) such other information about the Company, any Subsidiaries, and their business, financial condition, and results of operations as the requesting Holder or potential purchaser requests in order to comply with Rule 144A, as amended, and the antifraud provisions of the federal and state securities laws.

The Company hereby represents and warrants to any such requesting Holder and any prospective purchaser of any Series D Preferred Stock, Warrants or Warrant Shares from such Holder that the information provided by the Company pursuant to this Section 6.10 will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

         6.11 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company will not, without the prior written consent of the Holders, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 6.01, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of its securities will not reduce the amount of the Registrable Securities of the Holders that is included or (b) to make a demand registration that could result in such registration statement being declared effective prior to the effectiveness of the first registration statement effected under Section 6.01 or within one hundred eighty (180) days of the effective date of any registration effected pursuant to Section 6.01.

         6.12 Exchange Rights. At the option of any Holder, any such Holder may exchange all or any portion of its Registrable Securities for fully paid and nonassessable shares (calculated as to each exchange to the nearest one-thousandth (1/1000) of a share and rounded upward) of common stock of any Affiliate or Subsidiary of the Company that on the date of receipt of the Exchange Notice has a class of capital stock registered under Section 12 of the Exchange Act or within four hundred eighty-five (485) days will have a class of capital stock so registered (any such Affiliate or Subsidiary will be referred to in this Agreement as the "Exchange Company" and such common stock of any such Affiliate or Subsidiary will be referred to in this Agreement as "Exchange Common Stock"). Each $1,000 worth of Registrable Securities (valued in the same manner as set forth in Section 5.02 on the date that the Exchange Notice was sent), will be exchangeable for $1,000 worth of Exchange Common Stock (valued in the same manner as set forth in Section 5.02 on the date that the Exchange Notice was sent). To exchange Registrable Securities into Exchange Common Stock, the Holder will surrender at the principal office of the Exchange Company the certificate or certificates evidencing such Registrable Securities duly endorsed or assigned to the Company, and give written notice to the Company at such office that it elects to exchange such Registrable Securities (the "Exchange Notice"). Registrable Securities will be deemed to have been exchanged immediately prior to the close of business on the day of the surrender for exchange in accordance with the foregoing provisions, and the Person or Persons entitled to receive the Exchange Common Stock issuable upon any such exchange will thereupon be treated for all purposes as the record holder or holders of the Exchange Common Stock. As promptly as practicable on or after the exchange date, the Exchange Company will issue and deliver a certificate or certificates for the number of full shares of Exchange Common Stock issuable upon exchange to the Person or Persons entitled to receive such shares. Upon exchange of any Issued Warrant Shares, the Company will pay or make with respect to Issued Warrant Shares any dividends or other distributions that have been declared on the Warrant Shares in kind or cash, as the case may be. If any Holder exchanges its Registrable Securities for shares of Exchange Common Stock pursuant to this
Section 6.12, then such Holder will have all of the rights set forth in this
Article VI, except that, for the purposes of this Article VI, the term "Company" will refer instead to the Exchange Company and the term "Registrable Securities" will refer to the shares of Exchange Common Stock held by such Holder.

         6.13 Other Rights. Unless otherwise contemplated by this Article VI, the Company will not grant to any Person any registration rights without the consent of all Holders.

                                   Article VII
                         Representations and Warranties

         7.01 Representations and Warranties of the Company and its Subsidiaries. The Company hereby represents and warrants to each Purchaser that:

                  (a) Organization and Qualification. The Company is a corporation duly organized and validly existing and in good standing under the laws of its state of incorporation and is qualified or licensed to do business in all other countries, states and jurisdictions the laws of which require it to be so qualified or licensed. Except as set forth on Schedule 7.01(a), the Company has no Subsidiaries. Schedule 7.01(a) sets forth for each Subsidiary (i) its full legal name, (ii) its jurisdiction of incorporation or organization and (iii) the percentage of the voting stock of which is held by the Company and each other Subsidiary. Except as set forth on Schedule 7.01(a), no Person, other than the Purchasers, has any rights, whether granted by the Company or any other Person, to acquire any portion of the equity interest of the Company or the assets of the Company other than the Permitted Stock.

                  (b) Authority; Binding Obligation. The Company has the right and power, and is duly authorized, (i) to enter into, to execute, to deliver and to perform this Agreement and the Other Agreements and (ii) to create, issue, offer, sell and deliver the Warrants and the Series D Preferred Stock, and the officers of the Company executing and delivering this Agreement, the Other Agreements, the Warrants and the certificates representing the Series D Preferred Stock are duly authorized to do so. This Agreement, the Other Agreements, the Warrants and the Series D Preferred Stock, when duly and validly executed, issued and delivered, will constitute the legal, valid and binding obligations of Company, enforceable against the Company in accordance with their respective terms.

                  (c) No Conflicts. The execution, delivery and performance of this Agreement, the Other Agreements, the Warrants and the Series D Preferred Stock will not, by the lapse of time, the giving of notice, or otherwise, constitute a violation of any applicable provision contained in the articles of incorporation, as amended, bylaws or organizational documents of the Company or contained in any agreement, instrument or document to which the Company is a party or by which it is bound and will not result in any breach of any of the provisions of, or constitute a default under, or result in the creation of a Lien upon any Property of the Company or any Subsidiary under the provisions of such agreement, charter instrument, bylaw or other instrument or any order, judgment, decree, or ruling of any court, arbitrator or Governmental Entity applicable to the Company or any of its Property.

                  (d)      Capitalization.
                           --------------

                           (i) Set forth on Schedule 7.01(d) is a listing of the
                  authorized Capital Stock, the par value per share of each class of Capital Stock and the number of shares of each class of Capital Stock issued and outstanding, in each case with respect to each of the Company and its Subsidiaries on and as of the date hereof; provided, however, that, notwithstanding anything contained or implied herein to the contrary, immediately prior and as a condition precedent to the Closing, the Company shall be required to deliver to the Purchasers an updated Schedule 7.01(d) listing the authorized Capital Stock, the par value per share of each class of Capital Stock and the number of shares of each class of Capital Stock issued and outstanding, in each case with respect to each of the Company and its Subsidiaries, (A) on and as of the Closing Date and prior to giving effect to the transactions contemplated hereby and (B) on and as of the Closing Date and after giving effect to the transactions contemplated hereby. The Company owns all of the issued and outstanding shares of Capital Stock of each of its Subsidiaries. Upon approval and filing of the Amended and Restated Articles, One Hundred Twenty-Nine Million Five Hundred Fifteen Thousand Five Hundred and Nine (129,515,509) shares of Common Stock will be reserved for issuance on exercise of the Warrants. Except as set forth on Schedule 7.01(d), all such issued and outstanding Capital Stock has been duly authorized and validly issued, is fully paid and nonassessable and has been offered, issued, sold and delivered by Company free from preemptive rights, rights of first refusal or similar rights (other than such rights arising under this Agreement or the Other Agreements or as otherwise set forth on Schedule 7.01(d)) and in compliance with applicable federal and state securities laws. Except pursuant to this Agreement or the Other Agreements or as otherwise set forth on Schedule 7.01(d) and except for the Permitted Stock, the Company is not obligated to issue or to sell any Capital Stock, and, except for this Agreement and the Other Agreements, the Company is not a party to, or otherwise bound by, any agreement affecting the voting of any Capital Stock. Except for this Agreement, the Company is not, nor will it be, a party to, or otherwise bound by, any agreement obligating it to register any of its Capital Stock.

                           (ii) The Series D Preferred Stock and the Warrants
                  have been, in each case, duly and validly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights, rights of first refusal or similar rights (other than such rights as arise pursuant to the terms of the Other Agreements). Upon approval and filing of the Amended and Restated Articles, the shares of Common Stock issuable on exercise of the Warrants will be duly and validly authorized and reserved for issuance and, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid, nonassessable and free of preemptive rights, rights of first refusal or similar rights (other than such rights as arise pursuant to the terms of the Other Agreements);

                  (e) Title to Properties. Except as set forth on Schedule 7.01(e), the Company has good title to its properties and assets, and none of such properties or assets is subject to any Lien, except for
         (i) Liens for or current taxes not yet due and payable, (ii) mechanics', carriers', repairers' and other similar Liens imposed by law arising or incurred in the ordinary course of business for obligations not yet due, (iii) landlords' Liens or other similar Liens on leases of real estate arising from the provisions of such leases, and (iv) imperfections of title, if any, not material in nature or amount and not materially detracting from the value or impairing the use of the property subject thereto or impairing the operations or proposed operations of the Company. The Company has received no notice of any special assessment or other regulatory proceedings which would affect such properties and assets.

                  (f) Intellectual Property. Set forth on Schedule 7.01(f) is a list and brief description of all domestic and foreign patents, patent rights, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, domain names and registered copyrights, and all applications for such that are in the process of being prepared, owned by or registered in the name of the Company, or of which the Company is a licensor or licensee. Except as set forth on Schedule 7.01(f), the Company owns or possesses adequate licenses or other rights to use all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, domain names, copyrights, manufacturing processes, formulae, trade secrets, customer lists and know how (collectively, "Intellectual Property") necessary to the conduct of its business as conducted and as proposed to be conducted, and no claim is pending or, to the Company's knowledge, threatened to the effect that the operations of the Company infringe upon or conflict with the asserted rights of any other person under any Intellectual Property, and, to the Company's knowledge, there is no basis for any such claim (whether or not pending or threatened). Except as set forth on Schedule 7.01(f), no claim is pending or, to the Company's knowledge, threatened to the effect that any such Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, is invalid or unenforceable by the Company, and, to the Company's knowledge, there is no basis for any such claim (whether or not pending or threatened). All material technical information developed by and belonging to the Company that has not been patented has been kept confidential. Except as set forth on Schedule 7.01(f) and except for arrangements and agreements entered into in the ordinary course of business, none of which individually or in the aggregate have or will have a Material Adverse Effect, the Company has not granted or assigned to any other Person any right to manufacture, have manufactured, assemble or sell the products or proposed products, or to provide the services or proposed services, of the Company.

                  (g) Proprietary Information of Third Parties. Except as set forth on Schedule 7.01(g), no third party has claimed or, to the Company's knowledge, has reason to claim that any person employed by or affiliated with the Company has (i) violated or may be violating any of the terms or conditions of his employment, non-competition, non-solicitation or non-disclosure agreement with such third party,
         (ii) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or (iii) interfered or may be interfering in the employment relationship between such third party and any of its present or former employees. To the Company's knowledge, no person employed by or affiliated with the Company has employed or proposes to employ any trade secret or any information or documentation proprietary to any former employer, and, to the Company's knowledge, no person employed by or affiliated with the Company has violated any confidential relationship that such person may have had with any third party, in each case in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of the Company. The Company does not believe it is or will be necessary to use any inventions of any of its employees (or persons it currently intends to hire) made prior to their employment by the Company in the Company's business as currently conducted or as currently proposed to be conducted. To the Company's knowledge, neither the execution and delivery of this Agreement nor the conduct or proposed conduct of the business of the Company will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any contract, covenant or instrument under which any officer, director or employee of the Company is obligated.

                  (h) No Voting Agreements. Except as set forth on Schedule 7.01(h), there is not now, and at no time during the term of this Agreement or the Other Agreements will there be, any agreement, arrangement or understanding involving the Company, other than this Agreement and the Other Agreements, modifying, restricting, or in any way affecting the rights of any security holder to vote securities of the Company or its Subsidiaries.

                  (i) Litigation; Compliance with Law. Except as set forth on
         Schedule 7.01(i), there is no (i) action, suit, claim, proceeding or investigation pending or, to the Company's knowledge, threatened against the Company, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (each, a "Governmental Entity"), (ii) arbitration proceeding relating to the Company pending under collective bargaining agreements or otherwise or
         (iii) governmental inquiry pending or, to the Company's knowledge, threatened against the Company (including, without limitation, any inquiry as to the qualification of the Company to hold or to receive any license or permit), in each case that could reasonably be expected to result in a Material Adverse Effect in any change in equity ownership of the Company or that questions the validity of the this Agreement or the Other Agreements or the right of the Company to enter into them or consummate the transactions contemplated hereby or thereby, and there is no basis for any of the foregoing. The Company has not received any opinion or written legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage that may be material to its business, financial condition, operations, property or affairs. The Company is not subject to any order, writ, injunction, judgment or decree known to or served upon the Company of any Governmental Entity. Except as set forth on Schedule 7.01(i), there are no actions or suits by the Company pending, threatened or contemplated against others. The Company has complied, in all materials respects, with all laws, rules, regulations and orders applicable to its business, operations, properties, assets, products and services. The Company has all material permits, franchises, licenses and other authorizations necessary to conduct its business as conducted and as proposed to be conducted (collectively, "Permits"), and, to the Company's knowledge, the Company has been operating its business pursuant to and in compliance with the terms of all such Permits. There is no existing law, rule, regulation or order, and the Company is not aware of any proposed law, rule, regulation or order, whether federal, state, county or local, that would prohibit or restrict the Company from conducting its business in any jurisdiction in which it is now conducting business or in which it proposes to conduct business or that would otherwise have a Material Adverse Effect.

                  (j) Disclosure. None of the documents, instruments, or other information furnished to the Purchasers by the Company contains any untrue statement of a material fact or omits to state any material fact necessary in order to make any statements made therein, in light of circumstances under which they were made, not misleading. No representation, warranty, or statement made by the Company in this Agreement or the Shareholders Agreement, or in any document, certificate, exhibit or schedule attached hereto or thereto or delivered in connection herewith or therewith, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make any statements made herein or therein, in light of the circumstances under which they were made, not misleading. To the Company's knowledge, there is no fact that has or could reasonably be expected to have a Material Adverse Effect that has not been disclosed in the documents provided to the Purchasers.

                  (k) Leasehold Interests. Each lease or agreement to which the Company is a party under which it is a lessee of any property, real or personal, is a valid agreement, binding upon the Company, without any default of the Company thereunder. No event has occurred and is continuing that, with due notice or lapse of time or both, would constitute a default or event of default by the Company under any such lease or agreement. The Company's possession of such property has not been disturbed and, to the Company's knowledge, no claim has been asserted against the Company adverse to its rights in such leasehold interests.

                  (l) Contracts. Set forth on Schedule 7.01(l) is a complete list of all material agreements, understandings, instruments, contracts or other documents to which the Company is a party or by which it is bound (collectively, "Contracts"). The Company has performed in all material respects all the obligations required be performed by it to date (or has received a valid, enforceable and irrevocable written waiver with respect to its non-performance), has received no notice of default and is not in default (with due notice or lapse of time or both) under any Contract. The Company has no present expectation or intention of not performing in all material respects its obligations under each Contract, and the Company has no knowledge of any breach by any other party to any Contract. The Company is in full compliance with all of the terms and provisions of its articles of incorporation, as amended, and bylaws.

                  (m) Governmental Approvals. Subject to the accuracy of the representations and warranties of the Purchasers set forth in Section 7.02, no registration or filing with, or consent or approval of or other action by, any Governmental Entity is or will be necessary for the valid execution, delivery and performance by the Company of this Agreement or the Other Agreements or the issuance, sale and delivery of the Series D Preferred Stock, the Warrant or the Warrant Shares, other than filings made pursuant to federal or state securities laws in connection with the sale of the Series D Preferred Stock.

                  (n) Conduct of Offering. Neither the Company nor any person authorized or employed by the Company as agent, broker, dealer or otherwise in connection with the offering or sale of the Series D Preferred Stock or Warrants or any security of the Company similar to the Series D Preferred Stock or Warrants has taken or will take any action (including, without limitation, any offer, issuance or sale of any security of the Company under circumstances that might require the integration of such security with Series D Preferred Stock and/or Warrants under the Securities Act or the rules and regulations of the Commission thereunder), in either case so as to subject the offering, issuance or sale of the Series D Preferred Stock or Warrants to the registration provisions of the Securities Act.

                  (o) No Brokers. Except as set forth on Schedule 7.01(o), the Company has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

                  (p) Employee Matters. Set forth on Schedule 7.01(p) is a list of the names of the executive officers of the Company, together with the title or job classification of each such person and the total compensation anticipated to be paid to each such person by the Company and its Subsidiaries during the current fiscal year. Except as set forth on Schedule 7.01(p), none of such persons or any other employee of the Company has an employment agreement or understanding, whether oral or written, with the Company that is not terminable at will by the Company without cost or other liability to the Company. Except as set forth on Schedule 7.01(p), each officer, employee, independent contractor and/or consultant of the Company that has had or will have access to confidential information or Intellectual Property of the Company, or that has or will participate in any material respect in the development of the Company's Intellectual Property, has entered into a confidentiality and non-disclosure agreement with the Company, and all such agreements are in full force and effect. No officer of the Company has advised the Company (orally or in writing) that he or she intends to terminate his or her employment with the Company. The Company has complied in all material respects with all applicable laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other taxes. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the knowledge of the Company threatened, that could have a Material Adverse Effect, nor is the Company aware of any labor organization activity involving its employees.

                  (q) Transactions with Affiliates. Except as set forth on
         Schedule 7.01(q), no director, officer, employee or shareholder of the Company, or Affiliate of any such Person, and no other Person in which any such Person, or any Affiliate of any such Person, has a substantial interest or is an officer, director, trustee, partner or holder of more than five percent (5%) of the outstanding Capital Stock thereof, is a party to any transaction or agreement with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from, loan of money from, or otherwise requiring payments to any such Person. Except as set forth on Schedule 7.01(q), to the Company's knowledge, none of the Company's officers or directors, or any Affiliates thereof, are, directly or indirectly, indebted to the Company (other than in connection with purchases of the Company's stock) or have any direct or indirect ownership interest in any Person that competes with the Company. Except as set forth on Schedule 7.01(q), the Company is not a guarantor or indemnitor of any indebtedness of any other Person. Set forth on Schedule 7.01(q) is a list of the Company's Affiliates.

                  (r) ERISA. Set forth on Schedule 7.01(r) is a list and brief description of (i) each Employee Plan that covers any employee of the Company and (ii) each Benefit Arrangement of the Company. No such Employee Plan or Benefit Arrangement is an "employee pension benefit plan" as defined in Section 3(2) of ERISA. The Company and its ERISA Affiliates have not incurred, nor do they expect to incur, any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA. Each Employee Plan and each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan or such Benefit Arrangement. No material tax under Section 4980B of the Code has been incurred in respect of any Employee Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code. With respect to the employees and former employees of the Company, there are no employee post-retirement medical or health plans in effect, except as required by Section 4980B of the Code or other applicable law.

                  (s) Financial Statements. The Company has made available to the Purchasers a draft of its unaudited financial statements (including balance sheet, income statement and statement of shareholders' equity) for the six (6) month period ended June 29, 2001 and a draft of its audited financial statements for the fiscal year ended December 29, 2000 (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the Financial Statements may not contain all footnotes required by GAAP and may be subject to year-end audit adjustments. The Financial Statements fairly present the financial condition and operating results of the Company in all material respects as of the dates, and for the periods indicated therein, subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to June 30, 2001 and (ii) obligations under the contracts and commitments (A) incurred in the ordinary course of business, (B) not required under GAAP to be reflected in the Financial Statements and (C) that individually or in the aggregate, are not material to the financial condition or operating results of the Company.

                  (t) Environmental Matters. The Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

                  (u) Tax Returns and Payments. The Company has filed all tax returns and reports (including any extensions) as required by law. All such returns and reports are true and correct in all material respects. Except as disclosed on Schedule 7.01(u), the Company has timely paid any and all taxes and other assessments when due (other than taxes and other assessments that either alone or in the aggregate do not exceed $100,000). The Company knows of no proposed additional tax assessment against it or any Subsidiary that could reasonably be expected to be material.

                  (v) Absence of Changes. Except as set forth on Schedule 7.01(v) or as contemplated by this Agreement and the Other Agreements, since December 29, 2000, there has not been:

                           (i) any change in the assets, liabilities, financial
                  condition or operating results of the Company from that reflected in the Financial Statements, except changes that, either alone or in the aggregate, have not had a Material Adverse Effect;

                           (ii) any damage, destruction or loss of or with
                  respect to any of the Company's properties or assets, whether or not covered by insurance, other than damage, destruction or loss that has not had a Material Adverse Effect;

                           (iii) any waiver or compromise by the Company of a
                  valuable right or of a material debt owed to it;

                           (iv) any satisfaction or discharge of any lien,
                  claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not material to the business, properties or financial condition of the Company;

                           (v) any material modification, amendment or other change to any Contract;

                           (vi) any change in any compensation arrangement or
                  agreement with any employee, officer, director or shareholder;

                           (vii) any resignation or termination of employment of
                  any officer of the Company; or

                           (viii) any arrangement or commitment by the Company
                  to do any of the things described in this Section 7.01(v).

                  (w) SEC Documents. Except as set forth on Schedule 7.01(w), the Company has filed, and as of the Closing Date the Company will have filed, all required reports, schedules, forms, statements and other documents with the Commission since June 3, 1994 (collectively, the "SEC Documents"). As of their respective dates, (i) the SEC Documents complied or will comply in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission promulgated thereunder, and (ii) none of the SEC Documents contained any untrue statement of a material fact or failed to state a material fact required to be stated therein or otherwise necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a subsequently filed SEC Document, none of the SEC Documents contains, and no SEC Document filed by the Company prior to the Closing Date will contain, any untrue statement of a material fact or failed to state a material fact required to be stated therein or otherwise necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included within the SEC Documents (including, in each case, any notes thereto)
         (i) comply or will comply as to form in all material respects with the accounting requirements of the Commission applicable thereto, (ii) have been prepared or will be prepared in accordance with GAAP (as in effect as of the date thereof) applied on a consistent basis during the periods involved, except in the case of unaudited statements as permitted by Form 10-Q of the Commission and other rules and regulations of the Commission, and (iii) fairly present in all material respects, or will fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries (if any) as of the date thereof and the consolidated results of their operations and cash flows for the periods then ended, subject, in the case of any unaudited statements, to normal year-end audit adjustments.

                  (x) Board of Directors Findings and Recommendations. The Board of Directors (i) has unanimously approved and adopted this Agreement, each of the Other Agreements and the Senior Loan Documents, and each of the transactions contemplated hereby or thereby, (ii) has unanimously determined that this Agreement, each of the Other Agreements and the Senior Loan Documents, and each of the transactions contemplated hereby or thereby, are fair to and in the best interests of the Company and its shareholders and (iii) unanimously recommends that the shareholders of the Company, to the extent required by law, approve and adopt this Agreement, each of the Other Agreements and the Senior Loan Documents, and each of the transactions contemplated hereby or thereby.

                  (y) Inapplicability of PART THIRTEEN of the TBCA. The Board of Directors has taken all actions necessary and appropriate to render the limitations on "business combinations" contained in PART THIRTEEN of the TBCA inapplicable to this Agreement and each of the Other Agreements and to each of the transactions contemplated hereby or thereby.

                  (z) Voting Requirements. The affirmative vote of two-thirds of the outstanding shares of the Common Stock and the affirmative vote of two-thirds of the outstanding shares of Series C Preferred Stock are the only votes of the holders of any class or series of the Capital Stock of the Company necessary or otherwise required to approve and to adopt this Agreement and the Other Agreements or the transactions contemplated hereby and thereby.

         7.02 Representations and Warranties of the Purchasers. Each Purchaser (other than with respect to the representations and warranties set forth in Section 7.02(e), which representations and warranties will be deemed to have been made jointly and severally only by the Hancock Entities) hereby represents and warrants to the Company that:

                  (a) Authority; Binding Obligation. Such Purchaser has the right and power and is duly authorized to enter into, to execute, to deliver and to perform this Agreement and the Other Agreements to which it is a party, and any partners, officers or agents executing and delivering this Agreement or the Other Agreements to which it is a party are duly authorized to do so. This Agreement and the Other Agreements to which it is a party, when duly and validly executed and delivered, will constitute legal, valid and binding obligations of such Purchaser, enforceable against such Purchaser in accordance with their respective terms.

                  (b) Investor Status. Such Purchaser (i) is an "accredited investor", as that term is defined in Regulation D promulgated under the Securities Act, and (ii) has such knowledge, skill, and experience in business and financial matters, based on actual participation, that
         (A) it is capable of evaluating the merits and risks of an investment in the Company and the suitability thereof as an investment for such Purchaser and (B) it is able financially to bear the risks thereof.

                  (c) Investment Intent. Such Purchaser is acquiring the Series D Preferred Stock, the Warrants and the Warrant Shares for investment for its own account and not with a view to any distribution thereof in violation of applicable securities laws.

                  (d) Legends. Such Purchaser agrees that the certificates representing the Series D Preferred Stock, the Warrants and the Warrant Shares will bear the legends referenced in this Agreement, and such Series D Preferred Stock, such Warrants and such Warrant Shares, as the case may be, will not be offered, sold or transferred in the absence of registration or exemption under applicable federal and state securities laws.

                  (e) Ownership of Capital Stock of the Company. The Series A Warrants, the Series B Warrants, the Series C Preferred Stock and the Notes, in each case as described and set forth in the recitals to this Agreement, represent all of the Capital Stock of the Company owned by any Hancock Entity (or any Affiliate thereof) as of the date hereof and without giving effect to the transactions contemplated hereby, and the Hancock Entities collectively represent each and every Affiliate of JH Life owning any shares of Capital Stock of the Company.

                                  Article VIII
                                    Covenants

         The Company hereby agrees, until such time as (i) the Company shall have redeemed all of the Series D Preferred Stock and (ii) the Initial Holders own less than twenty percent (20%) of the outstanding Capital Stock of the Company (on a fully-diluted basis), as follows:

         8.01 Financial Statements and Reporting Information. From and after the date of this Agreement, the Company will keep books of account and prepare financial statements and will cause to be furnished to the Purchasers or other Holder the items set forth below, all of the foregoing and following to be kept and prepared in accordance with GAAP.

                  (a) As soon as available, and in any event within thirty (30) days after the Closing Date, a copy of the final audited financial statements of the Company for its fiscal year ended December 29, 2000, together with the annual audit report prepared by the Company's independent public accountants, which shall not be qualified or limited.

                  (b) As soon as available, and in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, beginning with the fiscal year ending December 29, 2001, (i) a copy of the financial statements of the Company for such fiscal year containing a consolidated and consolidating balance sheet, statement of income, statement of shareholders' equity and statement of cash flows, each as at the end of such fiscal year and for the period then ended and in each case setting forth in comparative form the figures for the preceding fiscal year, all in reasonable detail and audited and certified by independent certified public accountants of recognized standing selected by the Company and consented to by the Holders, (ii) a comparison of the actual results during such fiscal year to those originally budgeted by the Company and approved by the Board of Directors prior to the beginning of such fiscal year, together with a summary analysis of all variances prepared by the Company's management. The annual audit report required by this Agreement will not be qualified or limited. The Purchasers shall receive copies of all reports and material correspondence sent to the Company's management by the auditors concurrently with the delivery of the financial statements referred to in this Section 8.01(b).

                  (c) As soon as available, and in any event within thirty (30) days after the end of each calendar month, a copy of unaudited consolidated and consolidating financial statements of the Company as of the end of such calendar month and for the portion of the fiscal year then ended, containing a consolidated and consolidating balance sheet, statement of income and statement of cash flows, in each case setting forth in comparative form the figures for the corresponding period of the preceding fiscal year, together with a comparison of the actual results during such period to those originally budgeted by the Company and approved by the Board of Directors for such period with analysis of all material variances.

                  (d) On or before thirty (30) days prior to the beginning of each fiscal year of the Company, an annual budget or business plan for the Company and its Subsidiaries for such fiscal year on a monthly basis, including projected consolidated and consolidating balance sheets, income statements and cash flow statements of the Company and its Subsidiaries for each month of such fiscal year, and, at the beginning of each fiscal quarter, all revisions thereto approved by the Board of Directors.

                  (e) Concurrently with the delivery of each of the financial statements referred to in Section 8.01(b) and Section 8.01(c), a certificate of an authorized officer of the Company (i) stating, with respect to the financial statements contemplated by Section 8.01(b), that the financial statements attached thereto have been prepared in accordance with GAAP and fairly and accurately present the consolidated and consolidating financial condition and results of operations of the Company at the date and for the period indicated therein, and, with respect to the financial statements contemplated by Section 8.01(c), that the financial statements attached thereto fairly and accurately present (subject to year-end audit adjustments) the consolidated and consolidating financial condition and results of operations of the Company at the date and for the period indicated therein, and (ii) containing a narrative report of the business and affairs of the Company that includes, but is not limited to, a discussion of the results of operations compared to those originally budgeted for such period by the Company prior to the beginning of such period.

                  (f) As soon as available, a copy of each (i) financial statement, report, notice or proxy statement sent by the Company to any of its shareholders, (ii) regular, periodic or special report, registration statement or prospectus filed by the Company with any securities exchange, state securities regulator or the Commission,
         (iii) material order issued by any Governmental Entity in any material proceeding to which the Company is a party or to which any of its assets is subject, (iv) press release or other statement made available generally by the Company to the public concerning developments in the business of the Company and (v) a copy of all correspondence, reports and other information sent by the Company to any holder of any Indebtedness.

                  (g) Promptly, such additional information concerning the Company as any Holder may request, including, without limitation, auditor management reports and audit "waive" lists.

         8.02 Laws. From and after the date of this Agreement, the Company will comply with all applicable statutes, regulations and orders of the United States, domestic and foreign states, and municipalities, agencies and instrumentalities of the foregoing applicable to the Company, except where failure to so comply would not have a Material Adverse Effect.

         8.03 Inspection. From and after the date of this Agreement, the Company will permit any representative designated by any Holder (a) to visit and to inspect any of the properties of the Company, (b) to examine the corporate and financial records of the Company and make copies thereof or extracts therefrom and (c) to discuss the affairs, finances and accounts of the Company with the directors, officers, key employees and independent accountants of the Company.

         8.04 Certain Actions. From and after the date of this Agreement, the Company, without the prior written consent of the Holders (such consent being one hundred percent (100%) of the Holders with respect to each of clauses (a),
(b), (f), (g), (n), (p)(iii), (p)(iv), (p)(v) and (u) below), which consent may be withheld in the sole discretion of each such Holder, will not, and will not permit any Subsidiary to:

                  (a) except as otherwise contemplated by this Agreement, permit to occur any amendment, alteration, or modification of its articles of incorporation, as amended, or other charter or organizational documents of the Company, in each case as constituted on the date of this Agreement, the effect of which, in the good faith judgment of any Holder, would be to adversely alter, impair, or affect, either the rights and benefits of any of the Holders or the duties and obligations of the Company under or with respect to this Agreement, the Other Agreements, the Warrant or the Series D Preferred Stock;

                  (b) except as otherwise permitted pursuant to the terms of this Agreement, the Other Agreements or the Amended and Restated Articles, (i) declare or make any dividends or distributions of its cash, stock, property or assets or (ii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any of the Capital Stock of the Company or any of the Capital Stock of any Affiliate of the Company;

                  (c) effect any sale, lease, assignment, transfer or other conveyance of any portion of the assets or operations or the revenue or income generating capacity of the Company (other than inventory in the ordinary course of business and other assets reasonably and in good faith determined by the Company to be obsolete or no longer necessary to the business of the Company) or to take any such action that has the effect of any of the foregoing;

                  (d) except for the issuance of Warrant Shares upon exercise of the Warrants or as otherwise provided pursuant to the terms of this Agreement, the Other Agreements Agreement or the Amended and Restated Articles, (i) issue, sell or otherwise dispose of any Capital Stock of the Company or any Capital Stock of any Subsidiary, (ii) dissolve or liquidate the Company or any of its Subsidiaries or (iii) effect any consolidation or merger involving the Company or any reclassification, corporate reorganization, stock split, reverse stock split or other change of or in any class of Capital Stock;

                  (e) enter into any line of business that the Company is not conducting on the date of this Agreement or acquire any substantial business operation or assets (through a stock or asset purchase or otherwise);

                  (f) except for the issuance of Warrant Shares upon exercise of the Warrants or as otherwise provided pursuant to the terms of this Agreement or the Other Agreements, (i) enter into any transaction or transactions with any Initial Holder, any director, officer, employee, securityholder or Affiliate of the Company, or any Affiliate of the foregoing, except upon terms that, in the opinion of all Holders, are fair and reasonable and that are, in any event, at least as favorable as would result in a comparable arm's-length transaction with a Person who is not a director, officer, employee, securityholder or Affiliate of the Company, or any Affiliate of the foregoing, or (ii) advance any monies to any such Persons;

                  (g) except for ordinary and reasonable annual directors fees to be paid by the Company to its outside directors and except as otherwise provided in the Monitoring Agreement, pay any management, consulting or similar fee to or for the direct or indirect benefit of any of its officers, directors, Affiliates or securityholders;

                  (h) (i) acquire any debt or equity interest in any Person,
         (ii) establish or acquire any Subsidiary not in existence as of the date hereof, (iii) make any additional capital contribution or purchase any additional equity in any existing Subsidiary, (iv) make any advances or loans to any Subsidiary or (iv) during any fiscal year of the Company, transfer any assets to its Subsidiaries which, either alone or in the aggregate, have a fair market value in excess of two hundred fifty thousand dollars ($250,000);

                  (i) allow the aggregate par value of the Capital Stock subject to the Warrants from time to time to exceed the price payable upon exercise of the Warrants, as adjusted from time to time;

                  (j) except as otherwise provided herein, file a registration statement with the Commission or any state securities commission or agency regarding any Capital Stock of the Company;

                  (k) except as otherwise provided in the Senior Loan Documents, incur or suffer to exist any Indebtedness (including, without limitation, any Indebtedness incurred in respect of any revolving credit loans, term loans, capital lease obligations and/or guaranties) in excess of eight million dollars ($8,000,000);

                  (l) except as otherwise provided in the Senior Loan Documents, permit the assets of the Company to be subject to any Liens;

                  (m) undertake any litigation against any third party (other than litigation instituted against one or more account debtors of the Company with respect to one or more unpaid accounts, where the aggregate amount in controversy is less than one hundred thousand dollars ($100,000));

                  (n) during any fiscal year, increase by more than five percent (5%) the total annual compensation (including, but not limited to, base salary, bonus and perquisites) of any executive officer of the Company;

                  (o) enter into any contract or other agreement (other than the Senior Loan Documents) that obligates the Company to make annual payments thereunder in excess of two hundred fifty thousand dollars ($250,000);

                  (p) (i) terminate any Key Employee of the Company or any of its Subsidiaries, (ii) hire any Person to serve as Key Employee of the Company or any of its Subsidiaries, (iii) grant any additional equity-based compensation to any Key Employee of the Company or any of its Subsidiaries, (iv) make any severance payment to any Key Employee in connection with any termination of the employment of such Key Employee (other than, with respect to the Management Employees only, severance payments contemplated by the Employment Agreements, as in effect on the Closing Date), (v) modify (A) the severance payment obligations of the Company or (B) the incentive compensation payable by the Company, in each case set forth in the Employment Agreements, as in effect on the Closing Date;

                  (q) acquire during any twelve (12) month period any Property or other assets from any Person or Person, the aggregate value of which exceeds five hundred thousand dollars ($500,000);

                  (r) adopt any annual budget for the Company or any of its Subsidiaries; provided, however, that for purposes of this Section 8.04(r) only and after the Closing Date, the consent of the Holders shall be deemed to have been received if the Holder Representatives approve such budget;

                  (s) make or agree to make any capital expenditures other than capital expenditures that (i) are the subject of contractually committed purchase orders as of the date hereof and are disclosed on
         Schedule 7.01(l) or (ii) do not exceed two hundred fifty thousand dollars ($250,000) individually and one million dollars ($1,000,000) in the aggregate;

                  (t) make any tax election or settle or compromise any material tax liability or take any other action with respect to the computation of taxes or the preparation of tax returns or reports, in each case that is inconsistent with past practice;

                  (u) enter into or adopt any new Employee Plan or other Benefit Arrangement or amend in any material respect any Employee Plan or other Benefit Arrangement in effect as of the date of this Agreement, in each case except as otherwise required by applicable law;

                  (v) (i) fail to maintain in full force and effect any Permit that is required in or for the conduct of the businesses of the Company or any of its Subsidiaries, or (ii) sell, transfer, license or otherwise dispose of any rights or interests under such Permits;

                  (w) except as may be required by GAAP, make any change in or to its accounting methods or any of its tax or accounting principles or practices; or

                  (x) obligate itself or otherwise agree to take, permit or enter into any of the events described in subsections (a) through (w) of this Section 8.04.

         8.05 Records. From and after the date of this Agreement, the Company and each of its Subsidiaries will keep books and records of account in which full, true and correct entries will be made of all dealings and transactions in relation to its business and affairs, and all such books and records shall be kept in accordance with GAAP.

         8.06 Accountants. From and after the date of this Agreement, the Company will retain independent public accountants (the selection of which shall be approved by the Holders) who will compile the consolidated and consolidating financial statements of the Company at the end of each fiscal year, and if the services of such independent public accountants are terminated, then the Company will promptly notify each Holder of such termination and will include in such notice a statement as to whether the change of accountants was recommended or approved by the Board of Directors or any committee thereof. Upon any Holder's request, the Company will request the firm of independent public accountants whose services are terminated to deliver (without liability for such firm) to each Holder a letter of such firm setting forth the reasons for the termination of their services.

         8.07 Existence. From and after the date of this Agreement, the Company will maintain in full force and effect its corporate existence, rights and franchises, including, but not limited to, all licenses and other rights to use Intellectual Property.

         8.08     Notice.
                  ------

                  (a) In the event of (i) any setting by the Company of a record date with respect to the holders of any class of Capital Stock for the purpose of determining which of such holders are entitled to dividends, repurchases of securities or other distributions, or any right to subscribe for, purchase or otherwise acquire any shares of Capital Stock or other property or to receive any other right, (ii) any capital reorganization of the Company or any reclassification or recapitalization of its Capital Stock, (iii) any transfer of all or a majority of the assets, business or revenue or income generating capacity of the Company or any consolidation, merger, share exchange, reorganization or similar transaction involving the Company, (iv) any voluntary or involuntary dissolution, liquidation or winding up of the Company or (v) any proposed issue or grant by the Company of any Capital Stock, or any right or option to subscribe for, purchase or otherwise acquire any Capital Stock (other than the issuance of Warrant Shares upon exercise of the Warrants and other than Permitted Stock), then, in each such event, the Company will deliver or cause to be delivered to the Holders a notice specifying, as the case may be, (A) the date on which any such record is to be set for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right, (B) the date as of which the holders of record will be entitled to vote on any reorganization, reclassification, recapitalization, transfer, consolidation, merger, share exchange, conveyance, dissolution, liquidation or winding-up, (C) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, share exchange, conveyance, dissolution, liquidation or winding-up is to take place and the time, if any is to be fixed, as of which the holders of record of any class of Capital Stock will be entitled to exchange their shares of Capital Stock for securities or other property deliverable upon such event, (D) the amount and character of any Capital Stock, property or rights proposed to be issued or granted, the consideration to be received therefor (and, in the case of rights or options, the exercise price thereof), the date of such proposed issue or grant and the Persons or class of Persons to whom such proposed issue or grant will be offered or made and (E) such other information as the Holders may reasonably request. Any such notice will be deposited in the United States mail, postage prepaid, at least thirty (30) days prior to the date therein specified.

                  (b) If there is any adjustment pursuant to the provisions of
         Section 3.09, or if any Other Securities become issuable in lieu of shares of such Common Stock upon exercise of the Warrants, then the Company will immediately cause written notice thereof to be sent to each Holder, which notice will be accompanied by a certificate of the Company setting forth in reasonable detail: (i) the basis for the Holders becoming entitled to receive such Other Securities, (ii) the facts requiring any such adjustment, (iii) the number of shares receivable after such adjustment, or the kind and amount of any Other Securities to be received upon the exercise of the Warrant and (iv) the computation by which such adjustment was made. At the request of any Holder and upon surrender of the Warrants of such Holder, the Company will reissue the Warrants of such Holder in a form conforming to such adjustments.

                  (c) If the Company fails to file its Form 10-K with the Commission on or before one hundred twenty (120) days of the end of any fiscal year of the Company, the Company will, within one hundred twenty
         (120) days of the end of such fiscal year of the Company, deliver to each Holder of Warrants a certificate of the chief financial officer of the Company setting forth:

                           (i) the number of shares of Common Stock issuable upon the exercise of each Warrant and the Exercise Price of such shares as of the end of such fiscal year;

                           (ii) a brief statement of the facts requiring each adjustment, if any, required to be made in such fiscal year; and

                           (iii)    the computation by which each such
                  adjustment was made.

         8.09 Taxes. From and after the date of this Agreement, the Company will file all required tax returns, reports and requests for refunds on a timely basis and will pay on a timely basis all taxes imposed on it or any of its assets, income or franchises. This Section 8.09 shall not preclude the Company from contesting any taxes or other payments if they are being diligently contested in good faith in a manner that stays enforcement thereof and if appropriate expense provisions have been recorded in conformity with GAAP.

         8.10 Warrant Rights. Subject to the approval and filing of the Amended and Restated Articles, the Company covenants and agrees that, during the term of this Agreement and so long as any Warrant is outstanding, (a) the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock and Other Securities (if any), to provide for the exercise in full of the rights represented by the Warrants and the exercise in full of the rights of the Holders under this Agreement and the Other Agreements, (b) the Company will not increase or permit to be increased the par value per share or stated capital of the Issuable Warrant Shares or the consideration receivable upon issuance of its Issuable Warrant Shares and (c) if the exercise of the Warrant would require the payment by the Holder of consideration for the Common Stock or Other Securities (if any) receivable upon such exercise of less than the par or stated value of such Issuable Warrant Shares, then the Company will promptly take such action as may be necessary to change the par or stated value of such Issuable Warrant Shares to an amount less than or equal to such consideration.

         8.11 Reservation of Warrant Shares. Subject to the approval and filing of the Amended and Restated Articles, the Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the exercise of the Warrants and otherwise complying with the terms of this Agreement and the Other Agreements, such number of its duly authorized shares of Common Stock as shall be sufficient to effect the exercise of the Warrants from time to time outstanding or otherwise to comply with the terms of this Agreement or the Other Agreements. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the Warrants or otherwise to comply with the terms of this Agreement or the Other Agreement following the approval and filing of the Amended and Restated Articles, then the Company will forthwith take such additional corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. The Company will obtain any authorization, consent, approval or other action by or make any filing with any court or administrative body that may be required under applicable state securities laws in connection with the issuance of the Warrant Shares upon exercise of the Warrants.

         8.12 Insurance. From and after the date of this Agreement, the Company
(i) shall maintain, and shall cause each of its Subsidiaries (if any) to maintain, as to their respective properties and business, with financially sound and reputable insurers, insurance against such casualties and contingencies and of such types and in such amounts as is customary for companies similarly situated, and (ii) maintain the existing directors' and officers' liability insurance policy of the Company.

         8.13 Prohibition on Conflicting Agreements. From and after the date of this Agreement, neither the Company nor any of its Subsidiaries shall become a party to any agreement that by its terms prohibits the Company's performance of any of this Agreement or any of the Other Agreements.

         8.14 Transactions with Affiliates. Except for transactions contemplated by this Agreement or the Other Agreements or as otherwise approved by all of the Holders, from and after the date of this Agreement, neither the Company nor any of its Subsidiaries shall enter into any transaction with any director, officer, employee or holder of more than five percent (5%) of the outstanding Capital Stock of the Company or any of its Subsidiaries, any Affiliate of such Person, or any Person in which such Person, or an Affiliate of such Person, is a director, officer, trustee, partner or holder of more than five percent (5%) of the outstanding Capital Stock thereof.

         8.15 Use of Proceeds. The Company shall use the proceeds from the sale of the Series D Preferred Stock and Warrants solely for working capital purposes and to reduce existing Indebtedness.

         8.16 Bylaws. The Company shall at all times cause its bylaws to provide that the number of directors fixed in accordance therewith shall in no event conflict with any of the terms or provisions of this Agreement or the Other Agreements. The Company shall at all times maintain in its bylaws and/or other organizational documents provisions indemnifying all directors against liability and absolving all directors from liability to the Company and its shareholders, in each case to the maximum extent permitted under the laws of the State of Texas.

         8.17 Subsidiaries. Except as otherwise approved by the Board of Directors or as may exist as of the Closing Date, from and after the date of this Agreement, the Company will not organize or acquire any Subsidiary.

         8.18 Certain Other Agreements. The Company will not enter into any amendment, modification or waiver of the Martin Purchase Agreement or the Monitoring Agreement without the prior written consent of all Holders.

         8.19 Advice of Changes; Supplemental Schedule. Prior to the Closing Date, the Company shall promptly (but in no event later than three (3) Business Days after the occurrence thereof) advise NTOF and Hancock Entities orally and in writing of (i) any representation or warranty of the Company set forth in this Agreement becoming untrue or inaccurate, (ii) the failure of the Company to comply with or otherwise satisfy any covenant, condition or agreement to be complied with or otherwise satisfied by it under this Agreement, (iii) any change or event that has, or could reasonably be expected to have, a Material Adverse Effect or that could otherwise materially affect the ability of the Company to fulfill its obligations hereunder; provided, however, that no notification made by the Company pursuant to this Section 8.19 shall affect the representations, warranties, covenants or agreements contained in this Agreement or be deemed to have amended the disclosure schedules attached hereto. On or immediately before the Closing Date, the Company shall provide the Purchasers with a revised and updated set of disclosure schedules (the "Supplemental Disclosure Schedules"), which Supplemental Disclosure Schedules shall be true, correct and complete as of such Closing Date and shall reflect any and all changes to the underlying disclosure schedules described in this Agreement that have occurred since the date of this Agreement.

         8.20 Preparation and Filing of SEC Documents. Prior to the Closing Date, the Company shall prepare any and all SEC Documents set forth on Schedule 7.01(w) or as otherwise required to be filed by the Company as of such Closing Date, and all such SEC Documents shall be complete and correct in all material respects. Within five (5) days of the Closing Date, the Company shall file with the Commission any and all SEC Documents set forth on Schedule 7.01(w) or otherwise required to be filed by the Company as of such Closing Date and shall provide copies of all such SEC Documents to any Purchaser upon such Purchaser's written request.

         8.21 Preparation of Proxy Statement; Company Shareholders Meeting. The Company, acting through the Board of Directors, shall, in accordance with applicable law and the terms and provisions of the articles of incorporation, as amended, and bylaws of the Company:

                  (a) As promptly as practicable following the Closing Date, (i) prepare and file with the Commission a proxy statement relating to the Shareholders Meeting (the "Proxy Statement"), (ii) use its commercially reasonable best efforts to have such Proxy Statement declared effective or otherwise be cleared by the Commission and (iii) mail such Proxy Statement to the shareholders of the Company. NTOF and Hancock Entities shall be given reasonable opportunity to review and to comment upon the Proxy Statement (and any and all supplements thereto) prior to the time that they are filed with the Commission. The Company shall also provide to each of NTOF and Hancock Entities a copy of any written comments and oral notification of any verbal comments, in each case, that are received by the Company from the Commission or any of its staff with respect to such Proxy Statement and shall further provide to each of NTOF and Hancock Entities a copy of any written response and oral notification of any verbal response to any and all such comments. If, at any time the Company is required to prepare and file a supplement to such Proxy Statement, then the Company shall prepare and file such supplement with the Commission and shall disseminate such supplement to its shareholders, in each case as promptly as practicable and in accordance with applicable law.

                  (b) As promptly as practicable following the Closing Date, duly call, give notice of, convene and hold to a meeting of the Company's shareholders for the purposes of approving the transactions contemplated hereby, including, but not limited to, the issuance of the Series D Preferred Stock and the Warrants (the "Shareholders Meeting"). The Company, through the Board of Directors, further agrees to recommend to its shareholders, to the extent required by applicable law, the approval and adoption of this Agreement, each of the Other Agreement and the Senior Loan Documents and the consummation of each of the transactions contemplated hereby and thereby, including, but not limited to, the issuance of the Series D Preferred Stock and the Warrants.

         8.22 Public Announcements. Each of NTOF, Hancock Entities and the Company hereby agree to consult with each other before issuing, and to provide each other with reasonable opportunity to review and to comment upon, any press release or other public statements with respect to the transactions contemplated hereby and by the Other Agreements, and none of NTOF, Hancock Entities or the Company shall issue any such press release or other public statement prior to such consultation and review, except as may otherwise be required by applicable law, stock exchange requirements or court order. If any of NTOF, Hancock Entities or the Company determine that a press release or other public statement is required by applicable law, stock exchange requirements or court order, then such party will consult and coordinate with the other parties regarding the form and substance thereof.

         8.23 Shareholder Litigation. The Company shall give each of NTOF and Hancock Entities the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or all or any portion of the Board of Directors relating to the transactions contemplated hereby or by the Other Agreements. Notwithstanding anything contained or implied herein to the contrary, the Company shall not settle or otherwise agree to set aside any such litigation without the prior written consent of each of NTOF and Hancock Entities, which consent shall not be unreasonably withheld or delayed.

         8.24 Officers and Directors Indemnification. The Purchasers hereby agree that any and all rights to indemnification existing as of the date hereof in favor of the directors and officers of the Company as provided in the articles of incorporation, as amended, and bylaws of the Company (in each case, as in effect as of the date hereof) shall survive the Closing and shall continue in full force and effect in accordance with the terms thereof.

                                   Article IX
                                   Conditions

         9.01 Purchasers' Conditions. The obligations of the Purchasers to effect the transactions contemplated by this Agreement are subject to the satisfaction or waiver by each such Purchaser of the following conditions precedent:

         (a) Opinion. The Purchasers will have received favorable opinions, dated the Closing Date, from Vinson & Elkins, L.L.P., counsel for the Company covering matters raised by this Agreement and such other matters as the Purchasers or their respective counsel may request, and otherwise in form and substance satisfactory to each of the Purchasers and their respective counsel, and written permission from each other firm issuing an opinion to the Company in connection with the transactions contemplated hereby and thereby authorizing each Purchaser to rely on such opinions.

         (b) Material Adverse Effect. No event or occurrence shall have occurred since December 29, 2000, that has had or that could reasonably be expected to have a Material Adverse Effect.

         (c) Other Agreements. The Company and each of the other parties thereto (other than the Purchasers) will have executed and delivered the Other Agreements.

         (d) Thirteenth Amendment. The Company and each of the other parties thereto will have executed and delivered the Thirteenth Amendment, which Thirteenth Amendment shall be in form and substance satisfactory to each Purchaser (in each Purchaser's sole and absolute discretion).

         (e) Shareholder Approval. The Purchasers shall have received irrevocable proxies or other voting agreements from shareholders of the Company holding such number of shares of Capital Stock of the Company as shall be necessary and appropriate to effect and to consummate the transactions contemplated hereby and by the Other Agreements.

         (f) No Injunctions or Other Restraints. No judgement, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order preventing (i) the consummation of the transactions contemplated hereby or by the Other Agreements or (ii) the ownership by any Purchaser of any portion of the Company or its Subsidiaries or any of the Capital Stock of the Company shall have been entered, enacted, promulgated, enforced or otherwise issued by any court of competent jurisdiction or any Governmental Entity and shall be in effect.

         (g) No Litigation. There shall not be pending or threatened by any Governmental Entity any suit, action or other proceeding that (i) challenges or seeks to restrain or to prohibit (A) the consummation of any of the transactions contemplated hereby or by the Other Agreements or (B) the ownership by any Purchaser of any portion of the Company or its Subsidiaries, (ii) seeks to compel any of the Purchasers to dispose of or to hold separate any portion of the business or assets of the Company or its Subsidiaries or (iii) seeks to impose limitations on the ability of any of the Purchasers to acquire, to hold, or otherwise to exercise full rights of ownership with respect to, any shares of Capital Stock of the Company.

         (h) Representations and Warranties; Covenants. Each representation and warranty of the Company set forth in this Agreement and the Other Agreements will be true and correct when made and as of the Closing Date, and the Company will have fully performed each covenant or agreement set forth in this Agreement and the Other Agreements.

         (i) Proceedings; Consents. All proceedings taken in connection with the transactions contemplated by this Agreement or the Other Agreements, and all documents necessary to the consummation of this Agreement or the Other Agreements, will be satisfactory in form and substance to the Purchasers and their respective counsel, and the Purchasers and their respective counsel will have received certificates of compliance and copies (executed or certified as may be appropriate) of all documents, instruments and agreements that the Purchasers or their respective counsel may reasonably request in connection with the consummation of such transactions. All consents of any Person necessary to the consummation of the transactions contemplated by this Agreement or the Other Agreements will have been received, be in full force and effect, and not be subject to any onerous condition.

         (j) Certificates. The Company shall have executed and delivered to the Purchasers a certificate, dated as of the Closing Date, attesting to the matters set forth in Section 9.01(b) and (h), which certificate shall be in form and substance satisfactory to the Purchasers and their respective counsel.

         (k) Payment of Fees and Expenses. The Company shall have paid to, reimbursed or otherwise made provision for the payment to each of the Purchasers and their respective counsel of any all fees and expenses due and payable thereto pursuant to the provisions of Section 10.10; provided, however, that all such fees and expenses due and payable to the Hancock Entities and their counsel shall be paid first from the Hancock Expense Deposit in accordance with Section 10.10(d) (to the extent that the unused amount of the Hancock Expense Deposit, as of the Closing Date, is sufficient to cover all such fees and expenses).

         (l) Financial Statements. The Purchasers shall have received (i) final, correct and complete copies of the Company's unaudited financial statements (including balance sheet, income statement and statement of shareholders' equity) for the six (6) month period ended June 29, 2001 and (ii) final, correct and complete copies of the Company's audited financial statements for its fiscal year ended December 29, 2000 (excluding only the annual audit report prepared by the Company's independent public accountants, which annual audit report shall be delivered to the Purchasers within thirty (30) days after the Closing Date in accordance with Section 8.01(a)), in each case, which shall be satisfactory to each of the Purchasers (in each Purchaser's sole and absolute discretion).

         9.02 Company Conditions. The obligations of the Company to effect the transactions contemplated by this Agreement are subject to the following conditions precedent:

         (a) Other Agreements. The Purchasers and each of the other parties thereto (other than the Company) will have entered into the Other Agreements.

         (b) Representations and Warranties; Covenants. Each representation and warranty of the Purchasers set forth in this Agreement and the Other Agreements will be true and correct when made and as of the Closing Date, and the Purchasers will have fully performed each covenant or agreement set forth in this Agreement and the Other Agreements required to be performed by the Purchasers.

         (c) No Injunctions or Other Restraints. No judgement, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order preventing (i) the consummation of the transactions contemplated hereby or by the Other Agreements or (ii) the ownership by any Purchaser of any portion of the Company or its Subsidiaries or any of the Capital Stock of the Company shall have been entered, enacted, promulgated, enforced or otherwise issued by any court of competent jurisdiction or any Governmental Entity and shall be in effect.

         (d) Proceedings; Consents. All proceedings taken in connection with the transactions contemplated by this Agreement or the Other Agreements, and all documents necessary to the consummation of this Agreement or the Other Agreements, will be satisfactory in form and substance to the Company and its counsel, and the Company and its counsel will have received certificates of compliance and copies (executed or certified as may be appropriate) of all documents, instruments and agreements that the Company or its counsel may reasonably request in connection with the consummation of such transactions. All consents of any Person necessary to the consummation of the transactions contemplated by this Agreement or the Other Agreements will have been received, be in full force and effect, and not be subject to any onerous condition.

         (e) Certificates. Each Purchaser shall have executed and delivered to the Company a certificate, dated as of the Closing Date, attesting to the matters set forth in Sections 9.02(b) and 9.02(c), which certificate shall be in form and substance satisfactory to the Company and its counsel.

         (f) Shareholder Approval. The Purchasers shall have received irrevocable proxies or other voting agreements from shareholders of the Company holding such number of shares of Capital Stock of the Company as shall be necessary and appropriate to effect and to consummate the transactions contemplated hereby and by the Other Agreements.

                                    Article X
                                  Miscellaneous

         10.01 Indemnification. In addition to any other rights or remedies to which the Purchasers and the other Holders may be entitled, the Company agrees to and will indemnify and hold harmless all Purchasers, all Holders, and each of their respective Affiliates, successors, assigns, officers, directors, employees, attorneys and agents (individually and collectively, an "Indemnified Party") from and against any and all losses, claims, obligations, liabilities, deficiencies, diminutions in value, penalties, causes of action, damages, costs, and expenses (including, without limitation, costs of investigation and defense, reasonable attorneys' fees, and expenses), including, without limitation, those arising out of the sole or contributory negligence of any Indemnified Party (but excluding the gross negligence or willful misconduct of such Indemnified Party), that the Indemnified Party may suffer, incur, or be responsible for, arising or resulting from (i) any misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company under this Agreement, the Other Agreements or any other agreement, document or instrument governing or evidencing the Series D Preferred Stock, the Warrants or the Warrant Shares,
(ii) any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by the Company to any Purchaser or any Holder under or in connection with this Agreement or the Other Agreements, (iii) any action or inaction taken by the Company in the conduct of its business or operations, (iv) the transactions contemplated hereby or by the Other Agreements or (v) any investigation, litigation or other proceeding (including, without limitation, any threatened investigation, litigation or other proceeding) relating to any of the foregoing.

         10.02 Equitable Relief. It is agreed that a violation by any party of the terms of this Agreement cannot be adequately measured or compensated in money damages, and that any breach or threatened breach of this Agreement by a party to this Agreement would do irreparable injury to the nondefaulting party. It is, therefore, agreed that in the event of any breach or threatened breach by a party to this Agreement of the terms and conditions set forth in this Agreement, the nondefaulting party will be entitled, in addition to any and all other rights and remedies that it may have in law or in equity, to apply for and obtain injunctive relief requiring the defaulting party to be restrained from any such breach or threatened breach or to refrain from a continuation of any actual breach.

         10.03 Integration and Amendments. This Agreement and the Other Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all previous written, and all previous or contemporaneous oral, negotiations, understandings, arrangements, and agreements. This Agreement may not be amended or supplemented except by a writing signed by Company and the Holders of a majority-in-interest of the Registrable Securities; provided, however, that changes, revisions, supplements or amendments to the provisions related to (i) any economic term with respect to any of the Registrable Securities, (ii) Section 2.02 (and any defined terms used therein), (iii) Section 3.02 (and any defined terms used therein), (iv) Article IV (and any defined terms used therein), (v) Article V (and any defined terms used therein), (vi) Article VI (and any defined terms used therein), (vii) Sections 8.04(a), 8.04(b), 8.04(f), 8.04(g), 8.04(n), 8.04(p)(iii), 8.04(p)(iv),
8.04(p)(v), 8.04(u), 8.14 and 8.18 (and any defined terms used in such Sections), (viii) the definition of Permitted Stock, (ix) Article IX (and any defined terms used therein), (x) this Section 10.03, and (xi) Section 10.10(d) shall, in each case, require the consent of each Purchaser and each other Holder. Any approval or consent granted by Holders in accordance with the second sentence of the definition of "Holders" shall not be deemed an amendment or supplement for purposes of the preceding sentence. Notwithstanding anything to the contrary contained herein, no change, revision, supplement or amendment to any provision of this Agreement or any Other Agreement may be made during the period from the date of execution of this Agreement through and including the Closing Date except by a writing signed by the Company and all Holders.

         10.04 Headings. The headings in this Agreement are for convenience and reference only and are not part of the substance of this Agreement. References in this Agreement to Sections and Articles are references to the Sections and Articles of this Agreement unless otherwise specified.

         10.05 Severability. The parties to this Agreement expressly agree that it is not the intention of any of them to violate any public policy, statutory or common law rules, regulations or decisions of any governmental or regulatory body. If any provision of this Agreement is judicially or administratively interpreted or construed as being in violation of any such policy, rule, regulation or decision, then the provision, section, sentence, word, clause or combination thereof causing such violation will be inoperative (and in lieu thereof there will be inserted such provision, sentence, word, clause or combination thereof as may be valid and consistent with the intent of the parties under this Agreement), and the remainder of this Agreement, as amended, will remain binding upon the parties, unless the inoperative provision would cause enforcement of the remainder of this Agreement to be inequitable under the circumstances.

         10.06 Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication be given to or served upon any of the parties by another, such notice, demand, request, consent, approval, declaration or other communication will be in writing and will be deemed to have been validly served, given or delivered (and "the date of such notice" or words of similar effect will mean the date) five (5) days after deposit in the United States mails, certified mail, return receipt requested, with proper postage prepaid, or upon receipt thereof (whether by non-certified mail, telecopy, telegram, express delivery or otherwise), whichever is earlier, and addressed to the party to be notified as follows:

If to NTOF, at:                             North Texas Opportunity Fund LP
                                            13355 Noel Road, Suite 2210
                                            Dallas, Texas  75240
                                            Attn:  Arthur W. Hollingsworth
                                            Facsimile:  (972) 702-7391

         with courtesy copies to:           Patton Boggs LLP
                                            2001 Ross Avenue, Suite 3000
                                            Dallas, Texas 75201
                                            Attn:  R. Jeffery Cole, Esq.
                                            Fax:  (214) 758-1550

If to the Hancock Entities, at              John Hancock Life Insurance Company
                                            3030 LBJ Freeway, Suite 240
                                            Dallas, TX 75234
                                            Attn:  William Hasson
                                            Fax:  (972) 404-3003

                                            and

                                            John Hancock Life Insurance Company
                                            200 Clarendon Street
                                            Boston, Massachusetts 02117
                                            Attn:  Pamela Memishian (T30)
                                            Fax:  (617) 572-9269

                                            and

                                            John Hancock Life Insurance Company
                                            200 Clarendon Street
                                            Boston, Massachusetts 02117
                                            Attn:  David Johnson (T57)
                                            Fax:  (617) 572-1165

         with courtesy copies to:           Bingham Dana LLP
                                            One State Street
                                            Hartford, CT 06103
                                            Attn:  Thomas F. O'Connor, Esq.
                                            Fax:  (860) 240-2800

If to the Company, at:                      Fresh America Corp.
                                            6600 LBJ Freeway, Suite 180
                                            Dallas, Texas 75240
                                            Attn:  Chief Financial Officer
                                            Facsimile: (972) 774-0515

         with courtesy copies to:           Vinson & Elkins, L.L.P.
                                            2001 Ross Avenue, Suite 3700
                                            Dallas, Texas 75201-2975
                                            Attn:  Alan Bogdanow
                                            Facsimile:  (214) 220-7716

or to such other address as each party may designate for itself by like notice. Notice to any Management Shareholder or to any Holder other than the Purchasers will be delivered as set forth above to the address of such Person shown on the stock transfer books of the Company unless such Person has advised the Company in writing of a different address to which notices are to be sent under this Agreement.

         Failure or delay in delivering courtesy copies of any notice, demand, request, consent, approval, declaration or other communication to the persons designated above to receive copies of the actual notice will in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

         No notice, demand, request, consent, approval, declaration or other communication will be deemed to have been given or received unless and until it sets forth all items of information required to be set forth therein pursuant to the terms of this Agreement.

         10.07 Successors. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and assigns.

         10.08 Remedies. The failure of any party to enforce any right or remedy under this Agreement, or promptly to enforce any such right or remedy, will not constitute a waiver thereof, nor give rise to any estoppel against such party, nor excuse any other party from its obligations under this Agreement. Any waiver of any such right or remedy by any party must be in writing and signed by the party against which such waiver is sought to be enforced.

         10.09 Survival. All warranties, representations and covenants made by any party in this Agreement or in any certificate or other instrument delivered by such party or on its behalf under this Agreement will be considered to have been relied upon by the party to which it is delivered and will survive the Closing Date, regardless of any investigation made by such party or on its behalf. All statements in any such certificate or other instrument will constitute warranties and representations under this Agreement.

         10.10    Fees and Expenses.
                  -----------------

                  (a) Transaction Fees. The Company shall pay to each Holder promptly upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include reasonable outside counsel fees), expended or incurred by such Holder in connection with (a)(i) the negotiation and preparation of this Agreement and the Other Agreements (without regard to whether the Closing ever occurs), (ii) the Holders' continued administration hereof and thereof (including, without limitation, from and after the occurrence and during the continuance of any failure of the Company in any material respect to perform any of its obligations under this Agreement or the Other Agreements, any costs and/or expenses incurred by any Holder in connection with the exercise of its inspection rights pursuant to Section 8.03) and (iii) the preparation of any amendments and waivers hereto and thereto, (b) the enforcement of each Holder's rights and/or the collection of any amounts that become due to any Holder under this Agreement or under any of the Other Agreements and
         (c) the prosecution or defense of any action in any way related to this Agreement or any of the Other Agreements, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by any Holder or any other Person) relating to the Company or any other Person or entity (collectively, the "Transaction Fees"); provided, however, that if the Closing shall fail to occur for any reason, then the Company shall not be required to pay any Transaction Fees to NTOF or on behalf of NTOF in excess of fifty thousand dollars ($50,000).

                  (b) Closing Fee. In addition to any other amounts payable to NTOF pursuant to this Section 10.10, on the Closing Date, the Company shall pay to NTOF in immediately available funds a closing fee of two hundred thousand dollars ($200,000) (the "Closing Fee"), which Closing Fee shall be fully earned and non-refundable as of such Closing Date.

                  (c) Termination Fee. In addition to any other amounts payable to NTOF pursuant to this Section 10.10, in the event NTOF is ready, willing and able to consummate the transactions on the Closing Date contemplated by this Agreement and the Other Agreements and if such transactions are not consummated for any reason (other than a breach or default by NTOF under this Agreement), including, but not limited to, as a result of the failure of satisfaction of any conditions precedent set forth in Article IX, then, in such event, the Company shall pay to NTOF, via wire transfer of immediately available funds, a termination fee in an amount equal to five hundred thousand dollars ($500,000) (the "Termination Fee"), provided, however, that if NTOF elects not to consummate the transactions contemplated hereby solely as a result of the failure of satisfaction of the condition precedent set forth in
         Section 9.01(e), NTOF shall not be entitled to receive the Termination Fee.

                  (d) Hancock Expense Deposit. The Hancock Entities jointly and severally represent, warrant and agree that on or about April 20, 2001, the Company advanced to Bingham Dana LLP, on behalf of the Hancock Entities the aggregate sum of two hundred thousand dollars ($200,000) (the "Hancock Expense Deposit") for purposes of providing the Hancock Entities with monies against which the Hancock Entities could charge fees and expenses reimbursable by the Company under and pursuant to the Initial Securities Purchase Agreement, the Amended and Restated Note Agreement, the Additional Securities Purchase Agreement, the Notes, the Series C Preferred Stock, the Series A Warrants and the Series B Warrants. The Hancock Entities, jointly and severally, further represent, warrant and agree that (i) the unused amount of the Hancock Expense Deposit, as of the date of this Agreement (after application of funds for Invoice No. 517882, dated August 9, 2001), is one hundred sixty-six thousand nine hundred twenty and 99/100 dollars ($166,920.99), (ii) no fees or expenses of any kind, nature or description are currently owing to the Hancock Entities by the Company (except for attorneys fees and expenses which are reimbursable by the Company to the Hancock Entities in connection with the negotiation and preparation of this Agreement and the Other Agreements pursuant to
         Section 10.10(a) hereof (hereinafter, the "Hancock Closing Expenses")) and (iii) within thirty (30) days of the later of (A) the date of the Shareholders Meeting or (B) the Closing Date, the Hancock Entities will return/refund to the Company the portion, if any, of the Hancock Expense Deposit remaining after payment of the Hancock Closing Expenses.

         10.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original and all of which, taken together, will constitute one agreement.

         10.12 Other Business. It is understood and accepted that the Purchasers, the Holders and their respective Affiliates have or may have interests in other business ventures that may be in conflict with the activities of the Company and that nothing in this Agreement will limit the current or future business activities of such parties whether or not such activities are competitive with those of the Company. The Company and each Management Shareholder hereby agrees that all business opportunities in any field substantially related to the business of the Company will be pursued exclusively through the Company.

         10.13 Choice of Law. THIS AGREEMENT HAS BEEN EXECUTED, DELIVERED AND ACCEPTED BY THE PARTIES IN THE STATE OF TEXAS WILL BE DEEMED TO HAVE BEEN MADE IN THE STATE OF TEXAS, AND WILL BE INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE UNITED STATES APPLICABLE THERETO AND THE INTERNAL LAWS OF THE STATE OF TEXAS APPLICABLE TO AN AGREEMENT EXECUTED, DELIVERED AND PERFORMED THEREIN, WITHOUT GIVING EFFECT TO THE CHOICE-OF-LAW RULES THEREOF OR ANY OTHER PRINCIPLE THAT COULD REQUIRE THE APPLICATION OF THE SUBSTANTIVE LAW OF ANY OTHER JURISDICTION.

         10.14 Duties Among Holders. Each Holder agrees that no other Holder will by virtue of this Agreement be under any fiduciary or other duty to give or withhold any consent or approval under this Agreement or to take any other action or omit to take any action under this Agreement, and that each other Holder may act or refrain from acting under this Agreement as such other Holder may, in its discretion, elect.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Securities Purchase Agreement

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


                                            COMPANY:
                                            -------

                               FRESH AMERICA CORP., a Texas corporation


                               By:
                                     -------------------------------------------
                                     Name: Cheryl A. Taylor
                                     Title:Chief Financial Officer


                               NTOF:
                               ----

                               NORTH TEXAS OPPORTUNITY FUND LP

                               By:   North Texas Opportunity Fund Capital
                                     Partners LP, its general partner

                                     By:      NTOF LLC, its general partner



                                     By:
                                        -------------------------------
                                     Name:  Arthur W. Hollingsworth
                                            Title:  Manager

                      Number of Shares of Series D Preferred Stock: 50,000 Purchase Price (all shares): $5,000,000
                      Number of Warrant Shares: 84,100,980
                      Purchase Price (all Warrants): $1.00

                       HANCOCK ENTITIES:
                       ----------------

                       JOHN HANCOCK LIFE INSURANCE COMPANY



                       By:
                             ---------------------------------------------------
                       Name:
                            --------------------
                       Title:
                             ---------------------------------------------------

                       Number of Shares of Series D Preferred Stock: 24,840 Number of Warrant Shares: 29,519,444



                       JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY



                       By:
                             ---------------------------------------------------
                       Name:
                            --------------------
                       Title:
                             ---------------------------------------------------

                       Number of Shares of Series D Preferred Stock: 1,620 Number of Warrant Shares: 6,812,179



                       SIGNATURE 1A (CAYMAN), LTD.
                       By:  John Hancock Life Insurance Company,
                       Portfolio Advisor



                       By:
                             ---------------------------------------------------
                       Name:
                            --------------------
                       Title:
                             ---------------------------------------------------

                       Number of Warrant Shares: 4,541,453

                      SIGNATURE 3 LIMITED
                      By:  John Hancock Life Insurance Company,
                      Portfolio Advisor



                      By:
                            ----------------------------------------------------
                      Name:
                           --------------------
                      Title:
                            ----------------------------------------------------

                      Number of Warrant Shares: 4,541,453



                      INVESTORS PARTNER LIFE INSURANCE COMPANY



                      By:
                         -------------------------------------------------------
                      Name:
                           --------------------
                      Title:
                            ----------------------------------------------------

                      Number of Shares of Series D Preferred Stock:  540

                                     WARRANT
                                     -------
                       JOHN HANCOCK LIFE INSURANCE COMPANY
                       -----------------------------------

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS, AND (B) ARE SUBJECT TO THE TERMS AND PROVISIONS OF (I) A SECURITIES exchange and PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") and the purchasers named therein AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY and the purchasers named therein (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY.

29,519,444 Shares of common stock                                Warrant No. C-2

                                                                PPN: 35803R 6# 7

            WARRANT TO PURCHASE 29,519,444 SHARES OF COMMON STOCK OF
                               FRESH AMERICA CORP.


         This is to certify that, in consideration of the covenants and agreements set forth herein and in the Agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, JOHN HANCOCK LIFE INSURANCE COMPANY (the "Holder"), and its successors and registered assigns, is entitled at any time after the Closing Date (as defined in the Agreements) and prior to 12:00 midnight (Dallas, Texas time) August 14, 2011 to exercise this Warrant to purchase 29,519,444 shares of common stock of the Company, as the same shall be adjusted from time to time pursuant to the provisions of the Agreements at a price per share as specified in the Agreements and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and subject to the conditions specified in this Warrant and in the Agreements.

         This Warrant is issued under, and the rights represented hereby are subject to the terms and provisions contained in, the Agreements, all terms and provisions of which the registered holder of this Warrant, by acceptance of this Warrant, assents. Reference is hereby made to the Agreements for a more complete statement of the rights and limitations of rights of the registered holder of this Warrant and the rights and duties of the Company under this Warrant. Copies of the Agreements are on file at the office of the Company.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed this 5th day of September, 2001.

                               FRESH AMERICA CORP.



                               By:
                                    --------------------------------------------
                                    Name:    Cheryl A. Taylor
                                    Title:   Chief Financial Officer

                                SUBSCRIPTION FORM
                                -----------------


                 (To be executed only upon exercise of Warrant)

         The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchases ________ of the number of shares of common stock of Fresh America Corp. purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________ whose address is ______________________________, and if such shares do not include all of the shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares issuable thereunder to be delivered to the undersigned.

         Dated:  _____________ __, ____



                                        By:
                                             -----------------------------------
                                             Name:
                                                  ------------------------------
                                             Title:
                                                   -----------------------------

                                        Address:
                                                      --------------------------

                                 ASSIGNMENT FORM
                                 ---------------


         FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of common stock set forth below:

            No. of Shares                        Name and Address of Assignee
            -------------                        ----------------------------







and does hereby irrevocably constitute and appoint as attorney
______________________ to register such transfer on the books of
____________________________ maintained for that purpose, with full power of substitution in the premises.

         Dated:  _______________ __, ____.



                                   By:
                                        ----------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------

                                     WARRANT
                                     -------
                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                  --------------------------------------------

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS, AND (B) ARE SUBJECT TO THE TERMS AND PROVISIONS OF (I) A SECURITIES exchange and PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") AND THE PURCHASERS NAMED THEREIN AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY AND THE PURCHASERS NAMED THEREIN (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY.

6,812,179 Shares of common stock                                 Warrant No. C-3

                                                                PPN: 35803R 6# 7

             WARRANT TO PURCHASE 6,812,179 SHARES OF COMMON STOCK OF
                               FRESH AMERICA CORP.


         This is to certify that, in consideration of the covenants and agreements set forth herein and in the Agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY (the "Holder"), and its successors and registered assigns, is entitled at any time after the Closing Date (as defined in the Agreements) and prior to 12:00 midnight (Dallas, Texas time) August 14, 2011 to exercise this Warrant to purchase 6,812,179 shares of common stock of the Company, as the same shall be adjusted from time to time pursuant to the provisions of the Agreements at a price per share as specified in the Agreements and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and subject to the conditions specified in this Warrant and in the Agreements.

         This Warrant is issued under, and the rights represented hereby are subject to the terms and provisions contained in, the Agreements, all terms and provisions of which the registered holder of this Warrant, by acceptance of this Warrant, assents. Reference is hereby made to the Agreements for a more complete statement of the rights and limitations of rights of the registered holder of this Warrant and the rights and duties of the Company under this Warrant. Copies of the Agreements are on file at the office of the Company.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed this 5th day of September, 2001.

                                FRESH AMERICA CORP.



                                By:
                                     ------------------------------------------
                                     Name:    Cheryl A. Taylor
                                     Title:   Chief Financial Officer

                                SUBSCRIPTION FORM
                                -----------------


                 (To be executed only upon exercise of Warrant)

         The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchases ________ of the number of shares of common stock of Fresh America Corp. purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________ whose address is ______________________________, and if such shares do not include all of the shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares issuable thereunder to be delivered to the undersigned.

         Dated:  _____________ __, ____



                              By:
                                   -----------------------------------------
                                   Name:
                                        ------------------------------------
                                   Title:
                                         -----------------------------------

                              Address:
                                            --------------------------------

                                 ASSIGNMENT FORM
                                 ---------------


         FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of common stock set forth below:

          No. of Shares                       Name and Address of Assignee
          -------------                       ----------------------------







and does hereby irrevocably constitute and appoint as attorney
______________________ to register such transfer on the books of
____________________________ maintained for that purpose, with full power of substitution in the premises.

         Dated:  _______________ __, ____.



                          By:
                               -------------------------------------
                               Name:
                                    --------------------------------
                               Title:
                                     -------------------------------

                                     WARRANT
                                     -------
                           SIGNATURE 1A (CAYMAN), LTD.
                           ---------------------------


THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS, AND (B) ARE SUBJECT TO THE TERMS AND PROVISIONS OF (I) A SECURITIES exchange and PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") AND THE PURCHASERS NAMED THEREIN AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY AND THE PURCHASERS NAMED THEREIN (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY.

4,541,453 Shares of common stock                                 Warrant No. C-4

                                                                PPN: 35803R 6# 7

             WARRANT TO PURCHASE 4,541,453 SHARES OF COMMON STOCK OF
                               FRESH AMERICA CORP.


         This is to certify that, in consideration of the covenants and agreements set forth herein and in the Agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AUER & CO., as nominee for SIGNATURE 1A (CAYMAN), LTD. (the "Holder"), and its successors and registered assigns, is entitled at any time after the Closing Date (as defined in the Agreements) and prior to 12:00 midnight (Dallas, Texas time) August 14, 2011 to exercise this Warrant to purchase 4,541,453 shares of common stock of the Company, as the same shall be adjusted from time to time pursuant to the provisions of the Agreements at a price per share as specified in the Agreements and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and subject to the conditions specified in this Warrant and in the Agreements.

         This Warrant is issued under, and the rights represented hereby are subject to the terms and provisions contained in, the Agreements, all terms and provisions of which the registered holder of this Warrant, by acceptance of this Warrant, assents. Reference is hereby made to the Agreements for a more complete statement of the rights and limitations of rights of the registered holder of this Warrant and the rights and duties of the Company under this Warrant. Copies of the Agreements are on file at the office of the Company.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed this 5th day of September, 2001.

                                    FRESH AMERICA CORP.



                                    By:
                                         -----------------------------------
                                         Name:    Cheryl A. Taylor
                                         Title:   Chief Financial Officer

                                SUBSCRIPTION FORM
                                -----------------


                                  (To be executed only upon exercise of Warrant)

         The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchases ________ of the number of shares of common stock of Fresh America Corp. purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________ whose address is ______________________________, and if such shares do not include all of the shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares issuable thereunder to be delivered to the undersigned.

         Dated:  _____________ __, ____



                                     By:
                                          -----------------------------------
                                          Name:
                                               ------------------------------
                                          Title:
                                                -----------------------------

                                     Address:
                                                   --------------------------

                                 ASSIGNMENT FORM
                                 ---------------


         FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of common stock set forth below:

          No. of Shares                         Name and Address of Assignee
          -------------                         ----------------------------







and does hereby irrevocably constitute and appoint as attorney
______________________ to register such transfer on the books of
____________________________ maintained for that purpose, with full power of substitution in the premises.

         Dated:  _______________ __, ____.



                                  By:
                                       -------------------------------
                                       Name:
                                            --------------------------
                                       Title:
                                             -------------------------

                                     WARRANT
                                     -------
                               SIGNATURE 3 LIMITED
                               -------------------

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (A) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS, AND (B) ARE SUBJECT TO THE TERMS AND PROVISIONS OF (I) A SECURITIES exchange and PURCHASE AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG FRESH AMERICA CORP. (THE "COMPANY") and the purchasers named therein AND (II) A SHAREHOLDERS AGREEMENT, DATED AS OF AUGUST 14, 2001, BY AND AMONG THE COMPANY and the purchasers named therein (AS SUCH AGREEMENTS MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENTS"). COPIES OF THE AGREEMENTS ARE AVAILABLE AT THE OFFICES OF THE COMPANY.

4,541,453 Shares of common stock                                 Warrant No. C-5

                                                                PPN: 35803R 6# 7

             WARRANT TO PURCHASE 4,541,453 SHARES OF COMMON STOCK OF
                               FRESH AMERICA CORP.


         This is to certify that, in consideration of the covenants and agreements set forth herein and in the Agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, HARE & CO., as nominee for SIGNATURE 3 LIMITED (the "Holder"), and its successors and registered assigns, is entitled at any time after the Closing Date (as defined in the Agreements) and prior to 12:00 midnight (Dallas, Texas time) August 14, 2011 to exercise this Warrant to purchase 4,541,453 shares of common stock of the Company, as the same shall be adjusted from time to time pursuant to the provisions of the Agreements at a price per share as specified in the Agreements and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and subject to the conditions specified in this Warrant and in the Agreements.

         This Warrant is issued under, and the rights represented hereby are subject to the terms and provisions contained in, the Agreements, all terms and provisions of which the registered holder of this Warrant, by acceptance of this Warrant, assents. Reference is hereby made to the Agreements for a more complete statement of the rights and limitations of rights of the registered holder of this Warrant and the rights and duties of the Company under this Warrant. Copies of the Agreements are on file at the office of the Company.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed this 5th day of September, 2001.

                                 FRESH AMERICA CORP.



                                 By:
                                      -----------------------------------
                                      Name:    Cheryl A. Taylor
                                      Title:   Chief Financial Officer

                                SUBSCRIPTION FORM
                                -----------------


                 (To be executed only upon exercise of Warrant)

         The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchases ________ of the number of shares of common stock of Fresh America Corp. purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________ whose address is ______________________________, and if such shares do not include all of the shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares issuable thereunder to be delivered to the undersigned.

         Dated:  _____________ __, ____



                               By:
                                    -----------------------------
                                    Name:
                                         ------------------------
                                    Title:
                                          -----------------------

                               Address:
                                             --------------------

                                 ASSIGNMENT FORM
                                 ---------------


         FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of common stock set forth below:

         No. of Shares                           Name and Address of Assignee
         -------------                           ----------------------------







and does hereby irrevocably constitute and appoint as attorney
______________________ to register such transfer on the books of
____________________________ maintained for that purpose, with full power of substitution in the premises.

         Dated:  _______________ __, ____.



                             By:
                                  --------------------------
                                  Name:
                                       ---------------------
                                  Title:
                                        --------------------

                                  ATTACHMENT A

         The designations, voting powers, preferences and rights, and the qualifications, limitations and restrictions of the Series D Cumulative Redeemable Preferred Stock, par value $1.00 per share, of the Corporation shall be as follows:

1.       DEFINITIONS

         As used herein, the following terms have the following meanings:

         Board of Directors -- means the board of directors of the Corporation. Unless the context requires otherwise, the term "Board of Directors" includes any and all committees of such Board of Directors.

         Business Day -- means a day other than a Saturday, a Sunday or a legal holiday in the State of Texas.

         Common Stock -- means the common stock, par value $.01 per share, of the Corporation.

         Corporation-- means Fresh America Corp., a Texas corporation.

         Hancock Director -- is defined in Section 2.4(a).

         Hancock Entities -- has the meaning set forth in the Securities Purchase Agreement.

         Insolvency Event -- means and includes any of the following occurrences:

                  (a) a receiver, liquidator, custodian or trustee of the Corporation, or of all or any substantial part of the Property of either, is appointed by court order and such order remains in effect for more than thirty (30) Business Days, or an order for relief is entered with respect to the Corporation, or the Corporation is adjudicated a bankrupt or insolvent;

                  (b) all or any substantial part of the Property of the Corporation is sequestered by court order and such order remains in effect for more than thirty (30) Business Days;

                  (c) a petition is filed against the Corporation under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect, and is not dismissed within thirty (30) Business Days after such filing;

                  (d) the Corporation files a voluntary petition in bankruptcy or seeks relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect, or consents to the filing of any petition against it under any such law; or

                  (e) the Corporation makes an assignment for the benefit of its creditors or admits in writing its inability, or fails, to pay its debts generally as they become due or consents to the appointment of a receiver, liquidator or trustee of the Corporation or of all or a substantial part of its Property.

         Junior Stock -- is defined in Section 2.1.

         Liquidation Event -- means and includes:

                  (a) any Insolvency Event;

                  (b) any other voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (pursuant to Part Six or Part Seven of the Texas Business Corporation Act or otherwise); or

                  (c) the sale, lease, transfer or other disposition of all or substantially all of the Property of the Corporation; or any merger, consolidation, amalgamation or share exchange of or involving the Corporation in which the Corporation is not the surviving corporation; in either case, as a result of which the Common Stock ceases to be outstanding.

         Liquidation Preference Notice -- is defined in Section 2.3(b).

         Liquidation Preference Payments -- is defined in Section 2.3(a).

         NTOF -- means North Texas Opportunity Fund LP, a Texas limited partnership.

         NTOF Directors -- is defined in Section 2.4(a).

         Other Payment Date -- is defined in Section 2.2(b).

         Person -- will be interpreted broadly to include any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, company, limited liability company, institution, entity, party, or government (whether national, federal, state, county, city, municipal, or otherwise, including, without limitation, any instrumentality, division, agency, body, or department of any of the foregoing).

         Preferred Stock -- means and includes all series or classes of preferred stock provided for in the Articles of Incorporation or any certificate of designations relating thereto, including the Series D Preferred Stock.

         Property -- means any and all interests in any kind of property or asset whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Put Price -- is defined in Article I of the Securities Purchase Agreement.

         Qualified Private Financing -- means any private equity offering (excluding any exercise of the Series D Warrants or the exercise of any stock options) in which the Corporation receives at least Twenty Million Dollars ($20,000,000) in net cash proceeds.

         Qualified Public Offering -- means any public equity offering (excluding any exercise of the Series D Warrants or the exercise of any stock options) in which the Corporation receives at least Twenty Million Dollars ($20,000,000) in net cash proceeds.

         Redemption Notice -- is defined in Section 2.6(a).

         Redemption Price -- means, with respect to any share of Series D Preferred Stock, the sum of (a) One Hundred Dollars ($100.00), plus (b) any and all accrued and unpaid dividends with respect to such share of Series D Preferred Stock (whether or not declared and computed to the date payment thereof is made available), plus (c) any and all accrued interest payable with respect to any such accrued and unpaid dividends.

         Requisite Shareholder Approval -- means the affirmative vote, in person or by proxy, of the holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock in connection with matters contemplated by the Securities Purchase Agreement.

         Securities Purchase Agreement -- means the Securities Exchange and Purchase Agreement, dated as of August 14, 2001, among the Corporation and the Purchasers named therein, as amended from time to time.

         Series D Accrued Dividends -- is defined in Section 2.2(c).

         Series D Directors -- is defined in Section 2.4(a).

         Series D Dividend Payment Date -- is defined in Section 2.2(a).

         Series D Observer -- is defined in Section 2.4(a).

         Series D Preferred Stock -- means the Series D Cumulative Redeemable Preferred Stock, par value $1.00 per share, with a stated price of One Hundred Dollars ($100) per share, authorized hereunder.

2.       SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK

         2.1      Ranking

         The Series D Preferred Stock shall be senior to, and shall be entitled to preference in connection with payment of dividends and payment upon the occurrence of a Liquidation Event, to the Common Stock and to all other Preferred Stock, whether now existing or hereinafter created. All Common Stock and all Preferred Stock of the Corporation other than the Series D Preferred Stock shall rank as "Junior Stock."

         2.2      Dividends.

         (a) Cumulative Dividend Payments. Subject to Section 2.2(f), all holders of Series D Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, on such Series D Preferred Stock, payable in cash out of the Property of the Corporation legally available therefor, a cumulative dividend at an annual rate of Eight Dollars ($8.00) per share, payable on the last day of each calendar month, commencing September 30, 2001 (each, a "Series D Dividend Payment Date"); provided, however, that with respect to the first Series D Dividend Payment Date to occur with respect to any shares of Series D Preferred Stock, if the first date of issuance of such shares of Series D Preferred Stock is not a Series D Dividend Payment Date, then the holders of such shares of Series D Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, as the dividend payable upon such shares, payable in cash out of the Property of the Corporation legally available therefor, a dividend in respect of each such share of Series D Preferred Stock in the amount equal to the product of:

                  (i) (A) Eight Dollars ($8.00) per share; divided by (B) twelve (12); multiplied by

                  (ii)     the quotient of:

                           (A) the number of days from (and including) the first
                  date of issuance of such shares of Series D Preferred Stock until (but excluding) such Series D Dividend Payment Date; divided by

                           (B) thirty (30).

         (b) Cumulative Payments on Other Dates. If the Board of Directors declares a dividend in respect of the Series D Preferred Stock that is, pursuant to the terms of this Section 2.2, payable on a date other than a Series D Dividend Payment Date (each, an "Other Payment Date"), then the dividend in respect of each share of Series D Preferred Stock for the period from the immediately preceding Series D Dividend Payment Date to the Other Payment Date shall be in the amount equal to the product of:

                  (i)      (A) Eight Dollars ($8.00) per share; divided by (B)
                   twelve (12); multiplied by

                  (ii)     the quotient of:

                           (A) the number of days from (and including) the
                  immediately preceding Series D Dividend Payment Date until (but excluding) the Other Payment Date; divided by

                           (B)   thirty (30);

and the amount of the dividend per share payable, when, as and if declared by the Board of Directors, on the Series D Dividend Payment Date next succeeding such Other Payment Date shall equal the difference of:

                           (1) the amount per share specified in Section 2.2(a) to be paid on such Series D Dividend Payment Date; minus

                           (2) the amount of the dividend actually paid per
                  share on such Other Payment Date pursuant to Section 2.2(b).

         (c) Dividends Cumulative. The dividend on each share of Series D Preferred Stock shall accrue from day to day, whether or not earned or declared and notwithstanding the insufficiency of legally available funds for the payment thereof or the postponement of the payment thereof by the Corporation for any reason, shall be cumulative from the date of issuance of such share and shall be compounded monthly (based upon a rate equal to eight percent (8%) per annum and assuming a year consisting of 360 days). Subject to the provisions of Section 2.2(h), any and all accrued and unpaid dividends shall cumulate and bear interest until paid at a rate equal to the lesser of eighteen percent (18%) per annum or the highest rate of interest permitted by applicable law and shall be compounded monthly (based upon a rate equal to eighteen percent (18%) per annum and assuming a year consisting of 360 days). Any and all accrued and unpaid dividends, and any and all accrued and unpaid interest with respect thereto, are collectively referred to as the "Series D Accrued Dividends".

         (d) Restriction on Payment of Other Dividends. For so long as any Series D Accrued Dividends have not been paid in full, or if funds for the payment of the current dividend in respect of the Series D Preferred Stock shall not have been set aside for the exclusive purpose of paying such then current dividend, the Corporation shall not declare or pay any dividends on, or make any distribution in respect of, or purchase or redeem (or make any payment into a sinking fund for the purpose of purchasing or redeeming), any Junior Stock.

         (e) No Right of Participation. The holders of shares of Series D Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided herein.

         (f) Accelerated Dividend Payment. Notwithstanding anything contained or implied herein to the contrary, any and all Series D Accrued Dividends shall be immediately due and payable upon the occurrence of any of the following events:
(i) the consummation of a Qualified Private Financing, (ii) the consummation of a Qualified Public Offering or (iii) any Liquidation Event. Subject to the provisions of Section 2.2(h), if, upon the occurrence of any of the events set forth in this Section 2.2(f), the holders of the Series D Preferred Stock shall not have received in cash the full amount of any and all Series D Accrued Dividends, then such Series D Accrued Dividends shall cumulate and bear interest until paid at a rate equal to the lesser of eighteen percent (18%) per annum or the highest rate of interest permitted by applicable law and shall be compounded monthly (based upon a rate equal to eighteen percent (18%) per annum and assuming a year consisting of 360 days).

         (g) Cumulative Dividend Payments Upon Failure to Receive Requisite Shareholder Approval. Notwithstanding anything contained or implied herein to the contrary, if, for any reason, the Corporation shall fail to receive the Requisite Shareholder Approval on or before December 31, 2001, then, from and after January 1, 2002, (i) all holders of Series D Preferred Stock shall be entitled to receive, in lieu of the dividend set forth in Section 2.2(a) and when, as and if declared by the Board of Directors, on such Series D Preferred Stock, payable in cash out of the Property of the Corporation legally available therefor, a cumulative dividend at an annual rate of Eighteen Dollars ($18.00) per share, and all such dividends shall be cumulative from the date of issuance of each such share and shall be compounded monthly (based upon a rate equal to the lesser of eighteen percent (18%) per annum or the highest rate permitted by applicable law and assuming a year consisting of 360 days) and (ii) the references to "Eight Dollars ($8.00) per share" set forth in each of Sections 2.2(a)(i)(A) and 2.2(b)(i)(A) shall be automatically deemed to be "Eighteen Dollars ($18.00) per share". Except as specifically provided in this Section 2.2(g), all other provisions and defined terms contained herein and generally applicable to the receipt and payment of the Series D Accrued Dividends shall apply to the receipt and payment of the dividends set forth in this Section 2.2(g) upon the failure of the Corporation to receive the Requisite Shareholder Approval on or before December 31, 2001.

         (h) Restrictions on Dividend Payments Contained in Senior Loan Documents. Notwithstanding anything contained or implied herein to the contrary, if the Corporation shall fail to pay, in cash, all or any portion of the dividend set forth in Section 2.2(a) at any time there exists a restriction on payment contained in any document or instrument evidencing or governing any indebtedness of the Corporation that is now or hereafter senior in right of payment, liquidation or other priority to the Series D Preferred Stock, then such dividend or portion thereof not paid in cash shall cumulate as provided in
Section 2.2(c); provided, however, that, except as otherwise provided in Section 2.2(g), such accrued and unpaid dividends shall, in lieu of the interest rate set forth in Section 2.2(c), bear interest until paid at a rate equal to the lesser of twelve percent (12%) per annum (assuming a year consisting of 360 days) or highest rate of interest permitted by applicable law.

         2.3      Liquidation Preference.

         (a) Liquidation Preference Payments. In the event of a distribution of the Property of the Corporation upon or in connection with a Liquidation Event, the holders of the Series D Preferred Stock shall be entitled to be paid in cash a liquidation price per share equal to the Redemption Price (collectively, the "Liquidation Preference Payments"). All Liquidation Preference Payments shall be paid in full before any Property or funds in respect of such Liquidation Event shall be paid or distributed to the holders of any Junior Stock. If, upon the occurrence of any Liquidation Event, the Property distributable among the holders of the shares of the Series D Preferred Stock shall be insufficient to permit the payment in full to all such holders of their respective Liquidation Preference Payments, then the holders of shares of Series D Preferred Stock shall share ratably in the distribution of Property of the Corporation in accordance with the sum that would be payable in such distribution if all sums payable were discharged in full. Upon payment in full of the Liquidation Preference Payments, the remaining Property of the Corporation available for distribution shall be distributed ratably among the holders of the Series D Preferred Stock and the holders of Common Stock; provided, however, that if, for any reason, the Corporation shall fail to receive the Requisite Shareholder Approval on or before December 31, 2001, then, from and after January 1, 2002, upon payment in full of the Liquidation Preference Payments, the remaining Property of the Corporation available for distribution shall be distributed among the holders of the Series D Preferred Stock and the holders of Common Stock such that (i) the holders of the Series D Preferred Stock receive an amount of Property equal to ninety percent (90%) of the fair market value (as determined in accordance with the provisions of Section 2.3(c)) of the remaining Property of the Corporation available for distribution, which amount of Property shall then be distributed ratably among the holders of the Series D Preferred Stock, and (ii) the holders of Common Stock receive an amount of Property equal to ten percent (10%) of the fair market value (as determined in accordance with the provisions of Section 2.3(c)) of the remaining Property of the Corporation available for distribution, which amount of Property shall then be distributed ratably among the holders of Common Stock.

         (b) Notice. The Corporation shall deliver a written notice of any Liquidation Event pursuant to which any Liquidation Preference Payment shall be payable (each, a "Liquidation Preference Notice") to all holders of record of Series D Preferred Stock. Each Liquidation Preference Notice shall (i) state the amount of the Liquidation Preference Payments and the date upon, and place at, which such Liquidation Preference Payments are to be paid or otherwise delivered, (ii) be addressed to each holder of record of Series D Preferred Stock at the address for such holder shown on the records of the Corporation and
(iii) be delivered by the Corporation to such holder via courier, via certified or registered mail, return receipt requested, or via telecopier or facsimile, receipt confirmed, in each case not less than fifteen (15) Business Days prior to the payment date stated therein.

         (c) Valuation of Non-Cash Consideration. If, in connection with any Liquidation Event, the consideration received by the Corporation or its shareholders is other than cash, then the value of such consideration will be deemed to be the fair market value thereof as determined in good faith by the Board of Directors. Any securities included within such consideration shall be valued as follows:

         (i) Securities not subject to investment letter or other similar restrictions on free marketability;

                           (A) If traded on a recognized securities exchange or
                  The Nasdaq Stock Market, then the value shall be deemed to be the average of the closing prices of such securities on such exchange or market for the thirty (30) trading days immediately preceding the date of determination;

                           (B) If actively traded over-the-counter, then the
                  value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) of such securities for the thirty (30) trading days immediately preceding the date of determination; and

                           (C) If there is no active public market, then the
                  value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

                  (ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the fair market value determined as above in Section 2.3(c)(i) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

         2.4      Board of Directors.

         (a) Series D Observers and Directors. Each holder of Series D Preferred Stock, at all times during which such holder owns any capital stock of the Corporation, shall have the right to designate, by written notice, one (1) Person to attend and to observe all meetings of the Board of Directors (each, a "Series D Observer"). The Board of Directors shall consist of five (5) members. The Corporation shall not, without the written consent or affirmative vote of all holders of the outstanding shares of Series D Preferred Stock, given in writing or by vote at a meeting, each consenting or voting (as the case may be) separately as a series, increase the maximum number of directors constituting the Board of Directors to a number in excess of five (5). The holders of the Series D Preferred Stock, voting as a separate series, shall be entitled to elect four (4) directors of the Corporation. The remaining director shall be elected by a vote or written consent of the holders of the Common Stock, voting as a separate class. Subject to the provisions of this Section 2.4, for so long as NTOF owns any Series D Preferred Stock or any other capital stock of the Corporation, NTOF shall have the right to designate three (3) members to serve on the Board of Directors (the "NTOF Directors"). For so long as any Hancock Entity owns any Series D Preferred Stock or any other capital stock of the Corporation, the Hancock Entities shall have the right, upon written notice to NTOF, to designate one (1) member to serve on the Board of Directors (the "Hancock Director" and together with the NTOF Directors, the "Series D Directors"); provided, however, that, at all times prior to the Hancock Entities giving such written notice to NTOF, NTOF shall have the right to designate the Hancock Director.

         (b) Death, Resignation or Removal of Series D Director. Subject to applicable law, no Series D Director designated pursuant to the provisions of this Section 2.4 may be removed from the Board of Directors without the prior written consent of the Person entitled to designate such Series D Director pursuant to the terms hereof. If any Series D Director dies, resigns, is removed or otherwise ceases to serve as a member of the Board of Directors, then the

Corporation shall give notice thereof to the Person entitled to designate such candidate, and such Person shall promptly designate a successor and notify the Board of Directors of its selection, and the Board of Directors shall act promptly to fill the vacancy with such designee in accordance with the bylaws of the Corporation and applicable law. The Board of Directors shall have no right to fill any vacancy on the Board of Directors for which any Person has the right to designate a candidate pursuant to the terms hereof unless such vacancy is filled by the designee of the Person having the right to so designate such director.

         (c) Notice of Director Election. Within five (5) days after a record date is set for any annual meeting for the election of directors or for the mailing of any consent solicited for such purpose, the Secretary of the Corporation shall notify each Person entitled to designate candidates pursuant to the terms hereof of the upcoming election and anticipated date thereof and shall request that each Person entitled to designate candidates take all necessary action to designate its candidate(s). Each Person entitled to designate candidates pursuant to the terms hereof shall notify the Secretary of the Corporation at least ten (10) days before such election of such Person's respective candidate(s). A failure by a Person entitled to designate candidates pursuant to the terms hereof to provide such notification shall be deemed to be a designation by such Person of the same candidates, if any, as were last designated by such Person. Any designation pursuant to this Section 2.4(c) shall be made in writing.

         (d) Termination Upon Qualified Public Offering. All rights of the holders of Series D Preferred Stock to designate and elect, as a separate series, members of the Board of Directors pursuant to the provisions of this
Section 2.4 shall terminate upon the consummation of a Qualified Public
Offering.

         2.5      Other Voting Rights.

         (a) Approval Rights for Certain Actions. Unless the consent or approval of a greater number of shares shall then be required by applicable law, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Series D Preferred Stock, voting separately as a single class, shall be necessary to:

                  (i) Create or authorize the creation of any additional class or series of shares of capital stock ranking senior or pari passu to the Series D Preferred Stock as to dividends, redemption rights, conversion rights and/or the distribution of assets upon the occurrence of a Liquidation Event, or increase the authorized amount of any additional class or series of shares of stock ranking senior or pari passu to the Series D Preferred Stock as to dividends, redemption rights, conversion rights and/or distribution of assets upon the occurrence of a Liquidation Event, or create or authorize any obligation or security convertible or exercisable into shares of any class or series of stock ranking senior or pari passu to the Series D Preferred Stock as to dividends, redemption rights, conversion rights and/or the distribution of assets upon the occurrence of a Liquidation Event, whether any such creation, authorization or increase shall be by means of amendment to the Articles of Incorporation of the Corporation or by merger, consolidation or otherwise;

                  (ii) increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of Series D Preferred Stock;

                  (iii) except as expressly permitted by the Securities Purchase Agreement, authorize, adopt or approve an amendment to the Articles of Incorporation of the Corporation that would increase or decrease the par value, or dividends payable in respect of the shares of Series D Preferred Stock, or alter or change the powers, preferences or special rights of the shares of Series D Preferred Stock or any other capital stock of the Corporation;

                  (iv) (A) amend, alter or repeal the Articles of Incorporation or the bylaws of the Corporation in a manner adverse to holders of the Series D Preferred Stock or (B) otherwise alter or change the rights, preferences or privileges of the shares of Series D Preferred Stock; provided, however, that notwithstanding any other provisions herein, the creation or authorization of any shares of Junior Stock shall not require the approval of the holders of the Series D Preferred Stock;

                  (v) reclassify any shares of the Corporation's capital stock into any other capital stock;

                  (vi) except as expressly permitted by the Securities Purchase Agreement, effect any Liquidation Event;

                  (vii) Redeem or otherwise acquire any shares of Series D Preferred Stock, except as expressly provided herein or in the Securities Purchase Agreement or pursuant to a purchase offer made pro rata to all holders of the shares of Series D Preferred Stock on the basis of the aggregate number of outstanding shares of Series D Preferred Stock then held by each such holder; or

                  (viii) except as otherwise provided herein or pursuant to the terms of the Securities Purchase Agreement, issue, sell or otherwise dispose of any capital stock of the Corporation or any capital stock of any direct or indirect subsidiary of the Corporation.

         (b) Special Voting Rights Upon Failure to Receive Requisite Shareholder Approval. Notwithstanding anything contained or implied herein to the contrary, if, for any reason, the Corporation shall fail to receive the Requisite Shareholder Approval on or before December 31, 2001, then, from and after January 1, 2002, the holders of Series D Preferred Stock shall be entitled (i) except as otherwise provided by applicable law, to vote as a separate class on all matters on which any shareholders of the Corporation are entitled to vote or to consent, with each share of Series D Preferred Stock being entitled to one
(1) vote per share, and (ii) to vote together with the holders of Common Stock on all matters on which any holder of Common Stock is entitled to vote or to consent, with each share of Series D Preferred Stock being entitled to two hundred fifty (250) votes per share.

         (c)      Voting Procedures.

                  (i) The right of holders of shares of Series D Preferred Stock to take any action as provided in Section 2.4 or Section 2.5 may be exercised, in person or by proxy or attorney-in-fact, at any annual meeting of shareholders or at a special meeting of holders of shares of Series D Preferred Stock held for such purpose as hereinafter provided or at any adjournment thereof, or by the written consent, delivered to the Secretary of the Corporation, of the holders of the minimum number of shares required to take such action, which shall be a majority of the outstanding shares of Series D Preferred Stock unless otherwise required by law, pursuant to the terms hereof or pursuant to the terms of the Securities Purchase Agreement.

                  (ii) So long as such right to vote continues (and unless such right has been exercised by written consent of the minimum number of shares required to take such action), the Chairman of the Board or the President of the Corporation may call, and upon the written request of holders of record of at least fifty percent (50%) of the outstanding shares of Series D Preferred Stock, addressed to the Secretary of the Corporation at the principal office of the Corporation, shall call, a special meeting of the holders of shares entitled to vote as provided herein. Such meeting shall be held within thirty (30) days after delivery of such request to the Secretary, at the place and upon the notice provided by law and in the bylaws of the Corporation for the holding of meetings of shareholders.

                  (iii) At each meeting of shareholders at which the holders of shares of Series D Preferred Stock shall have the right to vote separately as a class (whether to elect directors of the Corporation or otherwise), the presence in person or by proxy of the holders of record of a majority of the total number of shares of Series D Preferred Stock then outstanding and entitled to vote on the matter shall be necessary and sufficient to constitute a quorum. At any such meeting or at any adjournment thereof:

                           (A) the absence of a quorum of the holders of shares
                  of Series D Preferred Stock shall not prevent the election of directors other than those to be elected by the holders of shares of Series D Preferred Stock, and the absence of a quorum of the holders of shares of any other class or series of capital stock shall not prevent the election of directors to be elected by the holders of shares of Series D Preferred Stock, or the taking of any action as provided in this Section 2.5; and

                           (B) in the absence of a quorum of the holders of
                  shares of Series D Preferred Stock, a majority of the holders of such shares present in person or by proxy shall have the power to adjourn the meeting as to the actions to be taken by the holders of shares of Series D Preferred Stock from time to time and place to place without notice other than announcement at the meeting until a quorum shall be present.

                  (iv) Except as otherwise provided in Section 2.5(b), in connection with the taking of any action set forth in Section 2.4 or
         Section 2.5(a) by the holders of shares of Series D Preferred Stock, each such holder shall have one (1) vote for each share of such stock standing in its name on the transfer books of the Corporation as of any record date fixed for such purpose or if no such date be fixed, at the close of business on the Business Day next preceding the day on which notice is given, or if notice is waived, at the close of business on the Business Day next preceding the day on which the meeting is held; provided, however, that any shares of Series D Preferred Stock owned by the Corporation or any affiliate of the Corporation shall not be deemed to be outstanding for purposes of taking any action set forth in
         Section 2.4 or Section 2.5(a).

         (d) No Other Rights. Notwithstanding Section 2.29A(1) of the Texas Business Corporation Act, except as otherwise provided in Section 2.4 and
Section 2.5 and as otherwise expressly required by the Texas Business Corporation Act (including, without limitation, Section 4.03A thereof), no holder of shares of the Series D Preferred Stock shall have the right to vote in respect of any matter. Nothing in this Section 2.5(d) shall limit the right or power of any holder of capital stock of the Corporation from entering into any agreement or voting trust concerning the voting of shares of capital stock of the Corporation held by such holder or from granting any proxy concerning any voting rights to any other Person.

         2.6      Redemption.

         (a) Pursuant to Securities Purchase Agreement. On April 30, 2007, the Corporation shall have the right and the obligation (subject to the provisions hereof) to redeem all of the shares of the Series D Preferred Stock remaining outstanding at a price per share equal to the Redemption Price. The Corporation shall give each holder of record of shares of Series D Preferred Stock written notice of such redemption (each, a "Redemption Notice") on or prior to the date that is thirty (30) days before the date such redemption is required to be made. Notwithstanding anything contained or implied herein to the contrary, each holder of record of shares of Series D Preferred Stock shall have the right to elect not to have the shares of Series D Preferred Stock owned by it redeemed pursuant to the terms of the first sentence of this Section 2.6 if such holder provides the Corporation with written notice of such election within five (5) Business Days of its receipt of the applicable Redemption Notice. In addition to the redemption rights herein set forth, the Corporation shall be required to redeem and to repurchase shares of Series D Preferred Stock from the applicable holder thereof upon the events, at the price and in accordance with the terms and conditions set forth in Article V of the Securities Purchase Agreement.

         (b) Continuance of Rights Pending Payment of Redemption Price. Upon payment by the Corporation in full of the Redemption Price in respect of any shares of Series D Preferred Stock redeemed pursuant to this Section 2.6, all rights of the holder thereof in respect of such shares of Series D Preferred Stock shall terminate. If the Corporation fails to pay the Redemption Price when due with respect to any share or shares of Series D Preferred Stock, then all rights of the holders of such shares shall continue until payment in full of the Redemption Price therefor. Without limiting the generality of the foregoing, dividends in respect of the Series D Preferred Stock shall continue to accrue pending payment in full of the Redemption Price therefor.

         (c) Legal Limitations. Notwithstanding anything contained in this
Section 2.6 to the contrary, the Corporation shall not be obligated to effect any redemption or repurchase of Series D Preferred Stock to the extent that (but only to the extent that) payment of the aggregate Redemption Price, at such time, would violate applicable law; provided, however, that if any such violation would not result from the redemption of any number of shares of Series D Preferred Stock that is less than the total number of shares of Series D Preferred Stock that the Corporation is obligated to redeem and to repurchase hereunder, then, in addition to any other remedies set forth in Section 5.04 of the Securities Purchase Agreement and at the option of the holders of the Series D Preferred Stock, the Corporation shall redeem and repurchase the maximum number or shares of Series D Preferred Stock it may so redeem and repurchase, such number of shares of Series D Preferred Stock to be allocated ratably among the holders thereof that are entitled to have their shares of Series D Preferred Stock so redeemed and repurchased according to the number of shares of Series D Preferred Stock so tendered or held, as applicable. To the extent that the

Corporation shall at any time fail, in reliance upon this Section 2.6(c), to redeem and to repurchase any shares of Series D Preferred Stock pursuant to this
Section 2.6, the Corporation shall redeem and repurchase, on the first day of each fiscal quarter of the Corporation thereafter, the maximum number of the shares of Series D Preferred Stock that the Corporation previously failed to redeem or to repurchase as it is then legally permitted to redeem and to repurchase, such number of shares of Series D Preferred Stock to be allocated ratably among the holders thereof that are entitled to have their shares of Series D Preferred Stock so redeemed and repurchased according to the number of shares so tendered or held, as applicable.

         2.7      Limitation on Number of Shares.

         The Corporation shall not issue any shares of Series D Preferred Stock except for:

                  (a) the seventy-seven thousand (77,000) shares initially issued;

                  (b)  shares represented by certificates issued pursuant to
         Section 2.8(a) upon the transfer or exchange of any other shares of Series D Preferred Stock; and

                  (c) shares represented by certificates issued pursuant to
         Section 2.8(b) in replacement of any lost, stolen, destroyed or mutilated certificate for Series D Preferred Stock.

         2.8     Miscellaneous.

         (a) Registration of Transfer or Exchange. The Corporation shall keep at its principal office a stock register for the registration of the Series D Preferred Stock. Upon the surrender of any stock certificate evidencing shares of Series D Preferred Stock at the principal office of the Corporation, the Corporation shall, at the request of the holder of record of such certificate, execute and deliver (at the Corporation's expense) a new stock certificate or certificates in exchange therefor representing, in the aggregate, the number of shares of Series D Preferred Stock represented by the surrendered stock certificate. The Corporation shall cancel any such surrendered stock certificate. Each such new stock certificate shall be registered in such name or names and shall represent such number of shares of Series D Preferred Stock as are requested by the holder of the surrendered stock certificate and shall be substantially identical in form to the surrendered stock certificate. If any holder of shares of Series D Preferred Stock to be so transferred shall direct that any such new stock certificate or certificate be registered in a name or names different from that of the holders of such shares of Series D Preferred Stock, then, if required by the Corporation, such surrendered certificate shall be accompanied by proper instruments of assignment.

         (b) Replacement. Upon receipt by the Corporation of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any stock certificate evidencing shares of Series D Preferred Stock and:

                  (i) in the case of loss, theft or destruction, upon receiving an indemnity reasonably satisfactory to the Corporation (provided, however, that if the holder of such stock certificate is an insurance company, bank, pension fund, private equity fund or other institutional investor, then its own agreement of indemnity shall be deemed to be satisfactory); or

          (ii) in the case of mutilation, upon surrender and cancellation thereof;

the Corporation, at its own expense, shall execute and deliver, in lieu thereof, a new stock certificate evidencing such shares of Series D Preferred Stock.

         (c) Transfer Taxes. The issue of certificates for Series D Preferred Stock pursuant to Section 2.8(a) or Section 2.8(b) shall be made without charge to the shareholder for any tax in respect of the issue thereof. Notwithstanding any other provision to the contrary, the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of new certificates for Series D Preferred Stock in any name other than that of the holder of any shares of Series D Preferred Stock surrendered, and the Corporation shall not be required to issue or to deliver any such certificate unless and until the Person or Persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

================================================================================
================================================================================






                             SHAREHOLDERS AGREEMENT

                                  by and among

                              FRESH AMERICA CORP.,

                        NORTH TEXAS OPPORTUNITY FUND LP,

                                       and
                                     each of

                      JOHN HANCOCK LIFE INSURANCE COMPANY,
                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY,
                          SIGNATURE 1A (CAYMAN), LTD.,
                               SIGNATURE 3 LIMITED

                                       and

                    INVESTORS PARTNER LIFE INSURANCE COMPANY







                                 August 14, 2001



================================================================================

                                TABLE OF CONTENTS




Article I         Definitions.....................................................................................1


Article II        Holders' Preemptive Rights.....................................................................10
         2.01     Preemptive Right...............................................................................10
         2.02     Notice to Holders..............................................................................10
         2.03     Allocation of Unsubscribed New Securities......................................................11
         2.04     Permitted Acquisitions.........................................................................11


Article III       Right of First Offer; Co-Sale Rights...........................................................11
         3.01     Right of First Offer...........................................................................11
         3.02     Rights of Co-Sale..............................................................................13
         3.03     Method of Electing Sale; Allocation of Sales...................................................13
         3.04     Sales to Related Parties.......................................................................14


Article IV        Pull-Along Rights..............................................................................14


Article V         Directors......................................................................................15
         5.01     Voting Agreement...............................................................................15
         5.02     Board Observation and Membership...............................................................15
         5.03     Board of Directors.............................................................................16


Article VI        Personal Gain on Sale Transaction; Unlocking Proposal..........................................17
         6.01     Personal Gain on Sale Transaction..............................................................17
         6.02     Unlocking Proposal.............................................................................18


Article VII       Representations and Warranties.................................................................18
         7.01     Representations and Warranties of the Company..................................................18
         7.02     Representations and Warranties of the Purchasers...............................................18


Article VIII      Covenants......................................................................................18


Article IX        Miscellaneous..................................................................................19
         9.01     Indemnification................................................................................19
         9.02     Equitable Relief...............................................................................19
         9.03     Integration and Amendments.....................................................................19



         9.04     Headings.......................................................................................20
         9.05     Severability...................................................................................20
         9.06     Notices........................................................................................20
         9.07     Successors.....................................................................................22
         9.08     Remedies.......................................................................................22
         9.09     Survival.......................................................................................22
         9.10     Fees...........................................................................................22
         9.11     Counterparts...................................................................................22
         9.12     Other Business.................................................................................22
         9.13     Choice of Law..................................................................................22
         9.14     Nominees for Beneficial Owners.................................................................23
         9.15     Fiduciary Duties...............................................................................23
         9.16     Duties Among Holders...........................................................................23
         9.17     Confidentiality................................................................................23

                             SHAREHOLDERS AGREEMENT

         This Shareholders Agreement (as from time to time amended, modified and restated in accordance with the terms hereof, this "Agreement") is made as of August 14, 2001, to be effective for all purposes as of the Closing Date (as hereinafter defined), by and among fresh america corp., a Texas corporation (the "Company"), north texas opportunity fund lp, a Texas limited partnership ("NTOF"), and each of JOHN HANCOCK LIFE INSURANCE COMPANY ("JH Life"), JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JH Variable"), SIGNATURE 1A (CAYMAN), LTD. ("Cayman"), SIGNATURE 3 LIMITED ("Signature 3") and INVESTORS PARTNER LIFE INSURANCE COMPANY ("Investors"). JH Life, JH Variable, Cayman, Signature 3 and Investors are at times herein referred to individually as a "Hancock Entity" and collectively as the "Hancock Entities", and NTOF and the Hancock Entities are at times herein referred to individually as a "Purchaser" and collectively as the "Purchasers".

                              W I T N E S S E T H:


         WHEREAS, the Company and the Purchasers have entered into a Securities Exchange and Purchase Agreement (as amended, modified or restated from time to time, the "Purchase Agreement") dated of even date herewith and pursuant to which the Company has issued (i) to NTOF fifty thousand (50,000) shares of Preferred Stock (as hereinafter defined) and one or more Warrants (as hereinafter defined) to purchase, subject to adjustment as provided in the Purchase Agreement, an aggregate of 84,100,980 shares of Common Stock (as hereinafter defined) and (ii) to the Hancock Entities an aggregate of twenty-seven thousand (27,000) shares of Preferred Stock and Warrants to purchase, subject to adjustment as provided in the Purchase Agreement, an aggregate of 45,414,529 shares of Common Stock; and

         WHEREAS, the Purchasers are willing to enter into and to consummate the transactions contemplated by the Purchase Agreement only if, among other things, the Company and the Purchasers enter into, and agree to perform under, this Agreement.

         NOW, THEREFORE, in consideration of the foregoing, and the mutual representations, warranties and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers, intending to be legally bound, hereby agree as follows:

                                    Article I
                                   Definitions

         As used in this Agreement, the following terms have the meanings indicated:

         Acceptable Pull-Along Sale Terms. With respect to any Pull-Along Sale, means the following terms:

                           (a) the transaction  giving rise to such Pull-Along
                  Sale shall continue to meet the provisions of sales pursuant to Article III;

                           (b) the sale by the Hancock Entities shall be at the
                  same price, on the same terms and conditions (subject to paragraph (e) below) and for the same type of consideration (subject to paragraph (c) below) as is to be received in the proposed sale by the Initiating Shareholders;

                           (c) at least ninety percent (90%) of the
                  consideration to be paid to the Hancock Entities in connection with such sale consists solely of cash or Freely Tradeable Securities;

                           (d) if any consideration consists of Freely Tradeable
                  Securities, then each Hancock Entity shall have received, at such holder's option, an opinion, addressed to such Hancock Entity or stating that the Hancock Entities are entitled to rely thereon, of a firm of nationally recognized securities counsel reasonably acceptable to the Hancock Entities to the effect that each Hancock Entity may immediately resell any and all such Freely Tradeable Securities pursuant to a valid exemption under the Securities Act; and

                           (e) (i) any agreement to be entered into by the
                  Hancock Entities in connection with such sale shall contain only those provisions that are customarily found in agreements of the type typically entered into in transactions of such type, (ii) such agreement shall provide that any liability under such agreement for indemnification or similar obligation thereunder (including indemnifications for breach of representations or warranties, other than representations and warranties by the Hancock Entities with respect to authorization to sell, and title to, the Registrable Securities being sold by the Hancock Entities) shall be on a several basis limited to each Holder's percentage interest on a fully diluted basis of all Registrable Securities included in such transaction and (iii) such agreement shall provide that each Hancock Entity's maximum liability under any such agreement shall in no event exceed the amount equal to the cash proceeds of such sale actually received by such Hancock Entity in connection with such sale.

         Affiliate. With respect to any Person, (a) a Person that, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; (b) any Person of which such Person or such Person's spouse is an officer, director, security holder, partner, or, in the case of a trust, the beneficiary or trustee, and (c) any Person that is an officer, director, security holder, partner, or, in the case of a trust, the beneficiary or trustee of such Person. The term "control" as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

         Agreement.  This term is defined in the preamble to this Agreement.
         ---------

         Amended and Restated Articles. This term is defined in Article I of the Purchase Agreement.

         Appraised Value. The value determined in accordance with the following procedures. For a period of thirty (30) days after the date of a Valuation Event (the "Negotiation Period"), each party to this Agreement agrees to negotiate in good faith to reach agreement upon the Appraised Value of the securities or other property at issue, as of the date of the Valuation Event, which Appraised Value will be the fair market value of such securities or property, without premium for control or discount for minority interests, illiquidity or restrictions on transfer. If the parties are unable to agree upon the Appraised Value of such securities or other property by the end of the Negotiation Period, then the Appraised Value of such securities or property will be determined for purposes of this Agreement by a recognized appraisal or investment banking firm mutually agreeable to a majority of the Holders taking part in the transaction the subject of such valuation and the Company (the "Appraiser"). If such Holders and the Company cannot agree on an Appraiser within fifteen (15) days after the end of the Negotiation Period, then the Company, on the one hand, and such Holders, on the other hand, shall each select an Appraiser within twenty-one (21) days after the end of the Negotiation Period and, within twenty-five (25) days after the end of the Negotiation Period, those two Appraisers shall select an independent Appraiser to determine the fair market value of such securities or property, without premium for control or discount for minority interests, illiquidity or restrictions on transfer. Such independent Appraiser shall be directed to determine the fair market value of such securities or property as soon as practicable, but in no event later than thirty (30) days from the date of its selection. The determination by an Appraiser of the fair market value will be conclusive and binding on all parties to this Agreement. The Appraised Value of each share of Common Stock at a time when (a) the Company is not a reporting company under the Exchange Act and (b) the Common Stock is not traded in or on an organized securities market or exchange, will, in all cases, be calculated by determining the Appraised Value of the Company taken as a whole and by dividing that value by the sum of (x) the number of shares of Common Stock then outstanding plus (y) the number of shares of Common Stock Equivalents, without premium for control or discount for minority interests, illiquidity or restrictions on transfer. The costs of the Appraiser will be borne by the Company. In no event will the Appraised Value of the Common Stock or Other Securities be less than the per share consideration received or receivable with respect to the Common Stock or securities or property of the same class as the Other Securities, as the case may be, in connection with a pending transaction involving a sale, merger, recapitalization, reorganization or consolidation of, or share exchange involving, the Company, a dissolution of the Company, a sale or transfer of all or a majority of its assets or revenue or income generating capacity, or any similar transaction. The prevailing market prices for any security or property will not be dispositive of the Appraised Value thereof.

         Appraiser.  This term is defined in the definition of Appraised Value.
         ---------

         Average Market Value. The average Closing Price for the security in question for the thirty (30) trading days immediately preceding the date of determination.

         Board of Directors. The board of directors of the Company. Unless this Agreement expressly states otherwise, the term "Board of Directors" includes any and all committees of such Board of Directors.

         Business Day. Each day of the week except Saturdays, Sundays and days on which banking institutions are authorized by law to close in the State of Texas.

         Buyer.  This term is defined in Section 3.03(a)(ii).
         -----                           -------------------

         Capital Stock. As to any Person, its common stock and any other capital stock of such Person authorized from time to time, and any other shares, options, interests, participations or other equivalents (however designated) of or in such Person, whether voting or nonvoting, including, without limitation, common stock, options, warrants, preferred stock, phantom stock, stock appreciation rights, preferred stock, convertible notes or debentures, stock purchase rights and all agreements, instruments, documents, and securities convertible, exercisable or exchangeable, in whole or in part, into any one or more of the foregoing.

         Cayman.  This term is defined in the preamble to this Agreement.
         ------

         Certificate of Designation. This term is defined in Article I of the Purchase Agreement.

         Change in Control. The occurrence of either of the following: (a) the Holders shall cease to have the ability to elect, directly, a majority of the members of the Board of Directors; or (b) the Holders shall cease to own and to control, directly or indirectly, at least seventy-five percent (75%) of the issued and outstanding shares of Capital Stock of the Company (in either case, other than (i) as a result of a transaction approved by the Holders or (ii) solely as a result of the voluntary sale by a Holder of all or any part of its Capital Stock; provided, however, that upon the consummation of any such sale, the percentage of Capital Stock of the Company set forth in clause (b) above shall be automatically reduced by the aggregate percentage of Capital Stock of the Company so transferred).

         Closing Date. This term is defined in Article I of the Purchase Agreement.

         Closing Price.
         -------------

                  (a) If the primary market for the security in question is a national securities exchange registered under the Exchange Act or other market or quotation system in which last sale transactions are reported on a contemporaneous basis, then the last reported sales price, regular way, of such security for such day, or, if there has not been a sale on such trading day, then the highest closing or last bid quotation therefor on such trading day (excluding, in any case, any price that is not the result of bona fide arm's length transaction); or

                  (b) If the primary market for such security is not an exchange or quotation system in which last sale transactions are contemporaneously reported, then the highest closing or last bona fide bid quotation by disinterested Persons in the over-the-counter market on such trading day as reported by the National Association of Securities Dealers or such other generally accepted source of publicly reported bid quotations as the Holders designate.

         Common Stock. The common stock, par value $.01 per share, of the Company.

         Common Stock Equivalent. Any option, warrant, right or other security exercisable into, exchangeable for, or convertible into Common Stock.

         Company. Fresh America Corp., a Texas corporation, and its successors or assigns. Unless the context requires otherwise, the term "Company" includes any Subsidiary of the Company.


         Co-Sell Shares.  This term is defined in Section 3.03(c).
         --------------                           ---------------

         Co-Sellers.  This term is defined in Section 3.03(c).
         ----------                           ---------------

         Election Notice.  This term is defined in Section 3.03(b).
         ---------------                           ---------------

         Excess Compensation. Any cash, securities or other remuneration payable during any period subsequent to the closing of a Sale Transaction, including cash, securities or other remuneration related to future performance or payable subsequent to the closing of a Sale Transaction, to (a) any officers, directors or employees of the Company or any Affiliate thereof (other than reasonable compensation paid in the ordinary course of business to such officer, director or employee in his/her capacity as an officer, director or employee of the Company or any Affiliate thereof) or (b) any Person (other than the Purchasers) who owns, directly or indirectly, five percent (5%) or more of the Capital Stock of the Company at the time of the closing of the Sale Transaction. To the extent such cash, securities or other remuneration is payable subsequent to the closing of a Sale Transaction, the amount of Excess Compensation will be an amount equal to the present value of such excess cash, securities or other remuneration, discounted to the time of the closing of the Sale Transaction at the then prevailing prime rate of interest as set forth in the "Money Rates" or similar listing in The Wall Street Journal. To the extent such cash, securities or other remuneration payable subsequent to the closing of the Sale Transaction is unliquidated or contingent, the amount of such cash, securities or other remuneration, for purposes of computing Excess Compensation, will be equal to the maximum amount that may be payable at such future time. Excess Compensation shall not include that portion of any equity based compensation resulting from an increase in the value of the equity underlying such compensation that occurs after the closing of a Sale Transaction.

         Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         Fair Market Value.
         -----------------

                  (a) As to securities regularly traded in the organized securities markets, the Average Market Value; and

                  (b) as to all securities not regularly traded in the securities markets and other property, the fair market value of such securities or property as determined in good faith by the Board of Directors at the time it authorizes the transaction (a "Valuation Event") requiring a determination of Fair Market Value under this Agreement; provided, however, that, at the election of the Holders, the Fair Market Value of such securities and other property will be the Appraised Value.

         Freely Tradeable Securities, Securities:
         ---------------------------------------

                           (a)      which are of a class:

                                    (i) of Securities issued or fully guaranteed
                           by the United States of America or any agency thereof and entitled to the full faith and credit of the United States of America, for which price quotations are routinely quoted and for which, in the opinion of the Hancock Entities, there is a ready liquid market; or

                                    (ii) both registered pursuant to either
                           section 12(b) or section 12(g) of the Exchange Act and either listed on a national securities exchange or on the NASDAQ National Market; and

                           (b) which may be resold immediately in the public
                  markets by each and every holder of Registrable Securities without requirement of further registration under the Securities Act.

         GAAP. Generally accepted accounting principles, applied on a consistent basis, as set forth in the Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and that are applicable in the circumstances as of the date in question. Accounting principles are applied on a "consistent basis" when the accounting principles observed in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

         Hancock Director.  This term is defined in Section 5.02.
         ----------------                           ------------

         Hancock Entities. This term is defined in the preamble to this Agreement and includes any successors or assigns of each such Hancock Entity.

         Holders. The Purchasers and all other Persons holding Registrable Securities (other than the Company or any Affiliate of the Company). Unless otherwise provided in this Agreement, in each instance that the Holders are required to request or consent in concert to an action, the Holders will be deemed to have requested or consented to such action if the Holders of a majority-in-interest of the Registrable Securities so request or consent.

         Holder Observer.  This term is defined in Section 5.02.
         ---------------                           ------------

         Holder Representative.  This term is defined in Section 5.02.
         ---------------------                           ------------

         Independent Director.  This term is defined in Section 5.02.
         --------------------                           ------------

         Indemnified Party.  This term is defined in Section 9.01.
         -----------------                           ------------

         Initiating Shareholder.  This term is defined in Article IV.
         ----------------------                           ----------

         Investors.  This term is defined in the preamble to this Agreement.
         ---------

         JH Life. This term is defined in the preamble to this Agreement.

         JH Variable. This term is defined in the preamble to this Agreement.

         Negotiation Period. This term is defined in the definition of Appraised Value.

         New Securities. Any Capital Stock of the Company other than (a) the Shares and Other Securities, (b) Capital Stock issued in a Qualified Public Offering and (c) Permitted Stock.

         Non-Selling Shareholders. Any Holders that are not Initiating Shareholders for the purposes of Article IV.

         Notice of Acceptance.  This term is defined in Section 3.01(c).
         --------------------                           ---------------

         Notice of Intent.  This term is defined in Section 3.01(a).
         ----------------                           ---------------

         Notice of Sale.  This term is defined in Section 3.03(a).
         --------------                           ---------------

         NTOF. This term is defined in the preamble to this Agreement and shall include any successor or assign of NTOF.

         NTOF Directors.  This term is defined in Section 5.02.
         --------------

         Offer Notice.  This term is defined in Section 3.01(b).
         ------------                           ---------------

         Offer Price.  This term is defined in Section 3.01(b).
         -----------                           ---------------

         Offered Securities.  This term is defined in Section 3.01(a).
         ------------------                           ---------------

         Other Parties.  This term is defined in Section 3.01(a).
         -------------                           ---------------

         Other Securities. Any stock, other securities, property or rights that any Holder becomes entitled to receive as a result of owning any of the Shares.

         Permitted Acquisition.  This term is defined in Section 2.04.
         ---------------------                           ------------

         Permitted Stock. This term is defined in Article I of the Purchase Agreement.

         Person. This term will be interpreted broadly to include any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, company, institution, entity, party or government (whether national, federal, state, county, city, municipal or otherwise), including, without limitation, any instrumentality, division, agency, body or department of any of the foregoing.

         Preemptive Rights Notice.  This term is defined in Section 2.02.
         ------------------------                           ------------

         Preferred Stock. The Series D Cumulative Redeemable Preferred Stock, $1.00 par value per share, issued to the Purchasers pursuant to the terms of the Purchase Agreement.

         Pull-Along Sale.  This term is defined in Article IV.
         ---------------                           ----------

         Pull-Along Sale Date.  This term is defined in Article IV.
         --------------------                           ----------

         Pull-Along Sale Notice.  This term is defined in Article IV.
         ----------------------                           ----------

         Purchase Agreement. This term is defined in the recitals to this Agreement.

         Purchaser and Purchasers. These terms are defined in the preamble to this Agreement.

         Qualified Public Offering. A firm underwritten public offering of the Company's Common Stock under the Securities Act completed by the Company and resulting in gross cash proceeds (before underwriting discounts and commissions) of at least twenty million dollars ($20,000,000).

         "Register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

         Registrable Securities. This term is defined in Article I of the Purchase Agreement.

         Related Party. With respect to any Holder, any partnership, corporation or limited liability company all of the interests or equity of which are at all times held by such Holder and that agrees in writing to be bound by the terms of this Agreement.

         Sale Transaction. Any transaction pursuant to which (a) the Company would sell or dispose (in one or a series of related sales or dispositions) all or substantially all of its assets (other than inventory in the ordinary course of business), including any sale or disposition of the equity interests or assets of any Subsidiaries of the Company, or (b) the Company, or the holders of the Capital Stock of the Company, would sell, transfer, issue, assign, pledge or otherwise dispose of or convey shares of Capital Stock of the Company, or the Company would engage in any merger, consolidation, combination or similar transaction, in one or a series of related transactions, such that the beneficial owners of the shares of Capital Stock of the Company immediately prior to the transaction or transactions will, immediately after such transaction or transactions, beneficially own less than a majority of the shares of Capital Stock of the Company, if the Company is the surviving or resulting Person in such transaction or transactions, or less than a majority of the outstanding Capital Stock of the surviving or resulting Person, if the Company is not the surviving or resulting Person in such transaction or transactions, or
         (c) any transaction or series of related transactions that results in any Change in Control.

         Securities Act. The Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         Selling Shareholder.  This term is defined in Section 3.03.
         -------------------                           ------------

         Shares. (a) The Preferred Stock, (b) any shares of Common Stock or Other Securities issued or issuable to the Holders upon exercise of the Warrants, (c) all securities issued upon the subdivision, combination or reclassification, or in respect of, or in substitution for, such Preferred Stock or such shares of Common Stock or Other Securities and
         (d) any other shares of Capital Stock owned from time to time by a Holder that have not been previously sold to the public.

         Signature 3. This term is defined in the preamble to this Agreement.

         Subsidiary. Each Person of which or in which the Company or its Subsidiaries own directly or indirectly fifty-one percent (51%) or more of (a) the combined voting power of all classes of stock having general voting power under ordinary circumstances to elect a majority of the board of directors or equivalent body of such Person, if it is a corporation or similar person, (b) the capital interest or profits interest of such Person, if it is a partnership, joint venture or similar entity, or (c) the beneficial interest of such Person, if it is a trust, association or other unincorporated organization.

         TBCA. The Texas Business Corporation Law, as the same may be amended from time to time.

         Third Party.  A Person not a Holder or an Affiliate of a Holder.
         -----------

         Transfer.  This term is defined in Section 3.01(a).
         --------                           ---------------

         Transfer Closing.  This term is defined in Section 3.01(c).
         ----------------                           ---------------

         Transferor.  This term is defined in Section 3.01(a).
         ----------                           ---------------

         Unlocking Proposal. Any bona fide proposal made to the Company by a Third Party pursuant to which a Sale Transaction would occur.

         Unlocking Put.  This term is defined in Section 6.02.
         -------------                           ------------

         Valuation Event. This term is defined in the definition of Fair Market Value.

         Warrants.  This term is defined in Article I of the Purchase Agreement.
         --------

                                   Article II
                           Holders' Preemptive Rights

         2.01 Preemptive Right. The Company will not issue or sell any New Securities without first complying with this Article II; provided, however, that all rights granted to Holders pursuant to the provisions of this Article II shall expire upon the consummation of a Qualified Public Offering. The Company hereby grants to each Holder the preemptive right to purchase, pro rata, all or any part of the New Securities that the Company may, from time to time, propose to sell or to issue. If New Securities are offered or sold as part of a unit with other New Securities, then the preemptive right granted by this Article II will apply to such units and not to the individual New Securities composing such units. Each Holder's pro rata share for purposes of Article II is the ratio that the total number of Shares of the Company held by such Holder immediately prior to the issuance of the New Securities, bears to the sum of (a) the total number of shares of Common Stock of the Company then outstanding, plus (b) the total number of shares of Preferred Stock of the Company then outstanding, plus (c) the total number of shares of Common Stock of the Company issuable upon exercise or conversion of all Common Stock Equivalents then outstanding.

         2.02 Notice to Holders. If the Company proposes to issue or to sell New Securities, then it will give each Holder written notice of its intention (each, a "Preemptive Rights Notice"), which Preemptive Rights Notice shall describe the type of New Securities and the price and terms upon which the Company proposes to issue or to sell the New Securities. Each Holder will have twenty (20) days from the date of receipt of any such Preemptive Rights Notice (or, if applicable, twenty (20) days from the date of receipt of such other information as such Holder may reasonably request to facilitate its investment decision) to agree to purchase up to its respective pro rata share of the New Securities for the price (valued at Fair Market Value for any noncash consideration) and upon the terms specified in the applicable Preemptive Rights Notice by giving written notice to the Company stating the quantity of New Securities agreed to be purchased.

         2.03 Allocation of Unsubscribed New Securities. If any Holder fails to exercise such preemptive right within such twenty (20) day period, then the other Holders, if any, will have an additional five (5) day period to purchase such Holder's portion not so agreed to be purchased in the same proportion in which such other Holders were entitled to purchase the New Securities (excluding for such purposes such non-purchasing Holder). Thereafter, the Company will have ninety (90) days to sell the New Securities not elected to be purchased by the Holders at the same price and upon the same terms specified in the applicable Preemptive Rights Notice. If the Company has not sold the New Securities within such ninety (90) day period, then the Company will not issue or sell any New Securities without first offering such securities in the manner provided in this
Article II.

         2.04 Permitted Acquisitions. Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Article II shall not apply to any issuance or sale of New Securities by the Company if such New Securities are paid as non-cash consideration for (a) the merger of any Person with and into the Company, (b) the acquisition by the Company of all of the Capital Stock of any Person or (c) the sale of all or substantially all of the assets of any Person to the Company, in each case provided such transaction is approved by the Board of Directors and by all Holders (each such issuance or sale, a "Permitted Acquisition").

                                   Article III
                      Right of First Offer; Co-Sale Rights

3.01     Right of First Offer.
         --------------------

         (a) If any Purchaser desires to sell, convey or transfer (a "Transfer"; and any such Purchaser desiring to so sell, convey or transfer being a "Transferor") any Capital Stock of the Company or any portion thereof to any Person other than an Affiliate of the Transferor, the Transferor shall give written notice (a "Notice of Intent") to the other Purchasers (such entities being the "Other Parties") (i) stating that the Transferor desires to make such Transfer, and (ii) setting forth the amount of the Capital Stock of the Company proposed to be transferred (any such Capital Stock proposed to be so transferred being the "Offered Securities").

         (b) Each of the Other Parties may, within fifteen (15) days of receipt of the Notice of Intent, deliver or cause to be delivered a written notice (the "Offer Notice") to the Transferor stating (i) that it offers to purchase the Offered Securities and the cash price that it proposes to pay for such Offered Securities (the "Offer Price"), and (ii) that such offer is irrevocable.

         (c) The irrevocable offer to purchase the Offered Securities contained in any Offer Notice will remain open for a period of fifteen (15) days from delivery to the Transferor of such Offer Notice. Within such fifteen (15) day period, the Transferor may elect to accept such offer (in whole or in part) by delivering to such Other Party written notice of its irrevocable election to accept such offer (the "Notice of Acceptance"). If Transferor accepts such offer, (i) such Other Party shall deliver to Transferor, within thirty (30) days of receipt of the Notice of Acceptance, a written notice identifying the source of financing for such purchase by such Other Party, and (ii) the closing of the purchase and sale contemplated by the Notice of Acceptance shall occur on or before the forty-fifth (45th) Business Day following delivery of the Notice of Acceptance or on such date and at such time and place as mutually agreed by such Other Party and Transferor (the "Transfer Closing"). At the Transfer Closing, such Other Party will deliver to Transferor the cash purchase price of such Offered Securities, against delivery by Transferor of the Offered Securities being so purchased together with reasonably appropriate transfer documentation and representations related thereto.

         (d) If Transferor does not deliver a Notice of Acceptance to the Company within the fifteen (15) day period specified in Section 3.01(c) above, such Other Party's offer to Transferor will be deemed to have been rejected and Transferor will, subject to Sections 3.02 and 3.03 below, be free to Transfer (or enter into a written agreement to Transfer) such Offered Securities to the Company or one or more third parties within one-hundred twenty (120) days of the expiration of such fifteen (15) day period on terms acceptable to Transferor.

         (e) If such Other Party fails to deliver an Offer Notice within the fifteen (15) day period specified in Section 3.01(b) above, then Transferor may (subject to Sections 3.02 and 3.03 below), within a period of one hundred twenty
(120) days following the expiration of such fifteen (15) day period, Transfer (or enter into a written agreement to Transfer) all Offered Securities to one or more third parties, on terms acceptable to Transferor.

         (f) If Transferor shall not have Transferred or entered into a written agreement to Transfer the Offered Securities to one or more third parties prior to the expiration of the one hundred twenty (120) day period specified in
Section 3.01(d) or (e) above, as applicable, the right of first offer under this
Section 3.01 shall again apply in connection with any subsequent Transfer by such Purchaser.

         (g) If Transferor delivers a timely Notice of Acceptance in compliance
Section 3.01(c) above and the applicable Other Party fails to purchase the Offered Securities by the close of business on the date set for the Transfer Closing, the right of first offer under this Section 3.01 shall not apply to any subsequent Transfer by such Purchaser of Capital Stock of the Company (or any portion thereof that is the subject of such Notice of Acceptance).

         (h) Each Other Party shall keep confidential the terms of any proposed Transfer contained in any Notice of Intent or Offer Notice, except as otherwise required by law or as necessary to finance the purchase of the Offered Securities subject to such proposed Transfer.

         (i) All rights of any Other Party pursuant to this Section 3.01 shall survive the exercise of any Warrant.

         (j) None of the provisions of this Section 3.01 will apply to any sale by a Holder of shares of Capital Stock of the Company in a Qualified Public Offering, so long as all Holders have had an opportunity to participate in such offering in accordance with the registration rights granted by the Purchase Agreement.

         3.02 Rights of Co-Sale. If any Holder intends to sell or to transfer, directly or indirectly, any shares of any class of Capital Stock of the Company held by it to any Person, then each other Holder will have the right to participate in such sale or transfer on the terms set forth in Section 3.03; provided, however, that the provisions of Section 3.03 will not apply (i) to any sale by any Holder of shares of Capital Stock of the Company in a Qualified Public Offering, so long as all Holders have had an opportunity to participate in such offering in accordance with the registration rights granted by the Purchase Agreement, or (ii) to any sale or other transfer by any of the Hancock Entities (as Selling Shareholders) occurring after the date that is three (3) years from the date hereof.

         3.03 Method of Electing Sale; Allocation of Sales. No sale or transfer by any Holder of any shares of Capital Stock of the Company will be valid unless the transferee of such Capital Stock first agrees in writing to be bound by the same terms and conditions that apply to such Holder under this Agreement. In addition, before any shares of Capital Stock of the Company held, directly or indirectly, by any Holder may be sold or transferred to any Person, such Holder (as such, the "Selling Shareholder") will comply with the following provisions:

                  (a) The Selling Shareholder will deliver or cause to be delivered a written notice (the "Notice of Sale") to each other Holder at least ten (10) Business Days prior to making any such sale or transfer. The Company agrees to provide the Selling Shareholder with a list of the names and addresses of each such Holder for such purpose. The Notice of Sale will include (i) a statement of the Selling Shareholder's bona fide intention to sell or to transfer, (ii) the name and address of the prospective transferee (the "Buyer"), (iii) the number of shares of Capital Stock of the Company to be sold or transferred, (iv) the terms and conditions of the contemplated sale or transfer, (v) the purchase price in cash that the Buyer will pay for such shares of Capital Stock, (vi) the expected closing date of the transaction and (vii) such other information as any Holder may reasonably request to facilitate their decision as to whether or not to exercise the rights granted by this Section 3.03.

                  (b) Any Holder receiving the Notice of Sale may elect to participate in the contemplated sale or transfer by exercising its right to co-sell its Capital Stock of the Company pursuant to Section 3.03(c). Such rights may be exercised in the sole discretion of such Holder by delivering a written notice (each, an "Election Notice") to the Company and the Selling Shareholder within ten (10) Business Days after receipt of the applicable Notice of Sale stating the election of such Holder to exercise its right of co-sale pursuant to Section 3.03(c).

                  (c) Each Holder (excluding the Selling Shareholder) may elect to sell or to transfer in the contemplated transaction up to the total of the number of shares of Capital Stock of the Company then held by it. Promptly after the receipt of an Election Notice exercising such right, the Selling Shareholder will use its commercially reasonable best efforts to cause the Buyer to amend its offer so as to provide for the Buyer's purchase, upon the same terms and conditions as those contained in the Notice of Sale, of all of the shares of Capital Stock of the Company elected to be sold in such Election Notices (the "Co-Sell Shares"). If the Buyer is unwilling to amend its offer to purchase all of the Co-Sell Shares in addition to the shares of Capital Stock described in the related Notice of Sale and if the Selling Shareholder desires to proceed with the sale, then the total number of shares that such Buyer is willing to purchase will be allocated to the Selling Shareholder and each Holder having given an Election Notice exercising its right pursuant to this Section 3.03(c) (collectively, the "Co-Sellers") in proportion to the aggregate number of shares of Capital Stock of the Company held by each such Person; provided, however, that no such Person will be so allocated a number of shares greater than the number of shares that it has sought to sell or to transfer to such Buyer in the related Notice of Sale or Election Notice. All Capital Stock sold or transferred by the Selling Shareholder and the Co-Sellers with respect to a single Notice of Sale will be sold or transferred to the Buyer in a single closing on the terms described in such Notice of Sale, and each such share will receive the same per share consideration. If, for whatever reason, the Buyer declines to purchase any shares from any Holder delivering an Election Notice, then the Selling Shareholder will not be permitted to sell or to transfer any shares of Capital Stock to such Buyer.

                  (d) No Prejudice to Put Option. Nothing contained in Section
         3.02 or 3.03 above shall limit, impair or restrain in any way the rights of any Holder to exercise the Put Option under any of the circumstances described in Article V of the Purchase Agreement, except with respect to Co-Sell Shares elected to be sold by a Holder pursuant to Section 3.03(c).

         3.04 Sales to Related Parties. No sale or transfer of shares of Capital Stock of the Company by any Holder to a Related Party of any Holder will be subject to the provisions of Section 3.02 or 3.03, provided that such Related Party first agrees to assume the obligations of such Holder (without relieving such Holder of any obligations under this Agreement) under this Agreement with respect to the shares of Capital Stock of the Company thereby acquired by it and to be bound by the same terms and conditions that apply to such Holder under this Agreement, the Amended and Restated Articles and the Purchase Agreement, in each case pursuant to a written instrument in a form and substance satisfactory to the other Holders.

                                   Article IV
                                Pull-Along Rights

         Subject to the provisions of Article III, if, prior to a Qualified Public Offering, the holders of fifty percent (50%) or more of the total Capital Stock of the Company elect to sell all of their shares of Capital Stock of the Company in a bona fide sale to a third party that is not an Affiliate, Subsidiary or Related Party of the Company or such holders (such selling shareholders being hereinafter referred to as the "Initiating Shareholders") on Acceptable Pull-Along Sale Terms, then all Non-Selling Shareholders shall be obligated to sell all of the Capital Stock of the Company then held by

Non-Selling Shareholders in such sale (each, a "Pull-Along Sale"); provided, however, that not less than thirty (30) days prior to the date such Pull-Along Sale is to take place (the "Pull-Along Sale Date"), the Initiating Shareholders shall deliver a written notice (each, a "Pull-Along Sale Notice") to the Company and each Non-Selling Shareholder, which Pull-Along Sale Notice shall state that a Pull-Along Sale is to take place and shall set forth the identity of the Buyer and the terms of the proposed Pull-Along Sale (including the date of the proposed sale and the purchase price per share of Capital Stock of the Company). On the Pull-Along Sale Date and so long as the Pull-Along Sale remains on Acceptable Pull-Along Sale Terms, at the time and place designated in the Pull-Along Sale Notice, the Initiating Shareholders and each Non-Selling Shareholder shall deliver to the Buyer certificates representing the number of shares of Capital Stock of the Company desired or required to be sold by them pursuant to this Article IV, each such certificate to be properly endorsed for transfer, against payment therefor by certified check or wire transfer of immediately available funds to such accounts as the Initiating Shareholders and each Non-Selling Shareholder shall specify in writing. All Capital Stock of the Company sold or transferred by the shareholders of the Company with respect to a Pull-Along Sale will be sold or transferred in a single closing on the terms described in such Pull-Along Sale Notice, and all Capital Stock of the Company sold by the Non-Selling Shareholders in any Pull-Along Sale will receive the same per share consideration as the Capital Stock of the Company sold by the Initiating Shareholder.

                                    Article V
                                    Directors

         5.01 Voting Agreement. To ensure compliance with this Article V, each Holder hereby irrevocably covenants and agrees to vote, or to give or to withhold consent with respect to, all shares of Capital Stock of the Company now owned or later acquired by such Holder, all in accordance with the terms of this
Article V. The agreement to vote contained in this Article V will expire on the earlier to occur of (a) the day prior to the maximum period permitted under applicable law or (b) the last date on which any Holder ceases to hold any Capital Stock of the Company. A counterpart of this Agreement will be deposited with the Company at its principal place of business or registered office and will be subject to the same right of examination by a shareholder of the Company, in person or by agent or attorney, as are the books and records of the Company.

         5.02 Board Observation and Membership. The Company will deliver to each Purchaser, each Holder Observer and to each Holder Representative (a) a certified copy of all materials distributed at or prior to all meetings of the Board of Directors, certified as true and accurate by the Secretary of the Company, promptly following each such meeting and (b) a certified copy of the minutes of each of the meetings of the Board of Directors, certified as true and accurate by the Secretary of the Company, as soon as available but in any event promptly following the end of the next subsequent regular meeting of the Board of Directors. The Company will permit each Holder, at all times during which such Holder owns any Capital Stock of the Company, to designate, by written notice, one (1) Person to attend and to observe all meetings of the Board of Directors (each, a "Holder Observer"). The Board of Directors shall consist of five (5) members. For so long as NTOF owns any Capital Stock of the Company, NTOF shall have, subject to the immediately succeeding sentence, the right to designate three (3) such members to serve on such Board of Directors (the "NTOF Directors"). For so long as any Hancock Entity owns any Capital Stock of the Company, such Hancock Entities shall have the right, upon written notice to NTOF, to designate one (1) member to serve on the Board of Directors (the "Hancock Director" and together with the NTOF Directors, collectively, the "Holder Representatives" and individually, a "Holder Representative"); provided, however, that at all times prior to the Hancock Entities giving such written notice to NTOF, NTOF shall have the right to designate an additional member to the Board of Directors. In addition, the holders of Common Stock other than Purchasers shall be entitled to elect one (1) director of the Company (the "Independent Director"). The Company will (x) provide each Holder Observer and each Holder Representative notice of all meetings of the Board of Directors not less than five (5) Business Days in advance, except that (i) if longer advance notice is given to any member of the Board of Directors, then the same advance notice will be given to each Holder Observer and each Holder Representative and
(ii) if exceptional circumstances arise that make it prudent for a special meeting of the Board of Directors to be called on less than five (5) Business Days' notice, then such meeting may be called with such notice as may be reasonable at the time, and the earliest advance notice given to any member of the Board of Directors will be given to each Holder Observer and each Holder Representative and (y) provide to each Holder Observer and each Holder Representative a copy of all materials distributed at such meetings. Such meetings shall be held in person at least every two months (unless otherwise agreed to by the Holders), and shall be called by the Chief Executive Officer of the Company at any time upon the request of a Holder Representative on up to four (4) additional occasions per calendar year on seven (7) calendar days' actual notice to the Company. Any Holder may change its Holder Observers and/or Holder Representatives, as the case may be, by written notice to the Company and each other Holder. The Company shall reimburse each Holder Observer and each Holder Representative for all reasonable expenses incurred in connection with traveling to and from such meetings and attending such meetings.

         5.03     Board of Directors.
                  ------------------

         (a) So long as the provisions of this Article V remain in effect and in accordance with provisions of Section 5.02 of this Agreement and Section 2.4 of the Certificate of Designation, each Holder will vote, or give or withhold consent with respect to, all shares of Capital Stock of the Company now owned or later acquired by such party so that at all times the Persons designated to serve as members of the Board of Directors by the Holders pursuant to the provisions of this Article V will be elected and remain members of the Board of Directors; provided, however, that the Holders will not have any obligation to designate, or to cause any individual to serve as, a Holder Representative. No director designated by any Holder or Holders pursuant to the provisions of this
Article V may be removed from the Board of Directors by any party to this Agreement without the prior written consent of such Holder or Holders, as applicable. Any Holder may, at any time, terminate its rights under this Article V by providing written notice of such termination to the Company and each other Holder.

         (b) If any director elected to the Board of Directors after being designated as a candidate for membership by the Persons entitled to designate candidates pursuant to this Article V dies, resigns, is removed or otherwise ceases to serve as a member of the Board of Directors, then the Company shall give notice thereof to the Person entitled to designate such candidate, and such Person shall promptly designate a successor and notify the Board of Directors of its selection, and the Board of Directors shall act promptly to fill the vacancy with such designee in accordance with the Company's bylaws and applicable law; provided, however, that no director designated as a candidate for membership by any Holder or Holders pursuant to the provisions of this Article V may be removed by any party to this Agreement without the prior written consent of such Holder or Holders, as applicable.

                  (c) Within five (5) days after a record date is set for any annual meeting for the election of directors or for the mailing of any consent solicited for such purpose, the Secretary of the Company shall notify each Person entitled to designate candidates pursuant to the terms hereof of the upcoming election and anticipated date thereof and shall request that each Person entitled to designate candidates take all necessary action to designate its candidate(s). Each Person entitled to designate candidates pursuant to the terms hereof shall notify the Secretary of the Company at least ten (10) days before such election of such Person's respective candidate(s). A failure by a Person entitled to designate candidates pursuant to the terms hereof to provide such notification shall be deemed to be a designation by such Person of the same candidates, if any, as were last designated by such Person. Any designation pursuant to this Section 5.03(c) shall be made in writing.

                  (d) The parties hereto hereby agree to cast their votes for, or to give their written consent to, the removal of a member of the Board of Directors at any time upon receipt of instructions in writing to such effect signed by the Person entitled to designate that member pursuant to the terms hereof.

                  (e) The Board of Directors shall have no right to fill any vacancy on the Board of Directors for which any Person has the right to designate a candidate pursuant to the terms hereof unless such vacancy is filled by the designee of the Person having the right to so designate such director.

         (f) All rights granted to all Holders pursuant to the provisions of this Article V shall expire upon the consummation of a Qualified Public Offering.

                                   Article VI
              Personal Gain on Sale Transaction; Unlocking Proposal

         6.01 Personal Gain on Sale Transaction. The Company shall not enter into any Sale Transaction if any Person will receive any Excess Compensation in connection with such Sale Transaction unless, in connection with and as a condition to such Sale Transaction, proper provision is made such that the Buyer in such Sale Transaction agrees to pay to each Holder an amount equal to the amount of such Excess Compensation times such Holder's proportionate ownership interest in the Company (on a fully-diluted basis).

         6.02 Unlocking Proposal. If the Company receives an Unlocking Proposal, then the Company shall promptly give notice of such proposal to each Holder, including in such notice the terms and conditions of such proposal and any other information material to an evaluation of such proposal. On or after the first date on which a Holder may exercise the Put Option pursuant to the provisions of
Article V of the Purchase Agreement, if the Company receives any Unlocking Proposal and if, within thirty (30) days after receipt of notice of such proposal, any Holder notifies the Company that such Holder desires to accept the Unlocking Proposal, then either (i) the Company shall accept the Unlocking Proposal within thirty (30) days of receipt of such Holder's notice and shall use good faith and commercially reasonable efforts to consummate the transactions described in the Unlocking Proposal or (ii) if the Company fails to accept the Unlocking Proposal within such 30-day period, then such Holder shall have the right, exercisable by written notice to the Company within thirty (30) days after expiration of the first 30-day period, to require the Company to purchase all of the Capital Stock of the Company owned by such Holder for cash (the "Unlocking Put"), and the Company hereby agrees to make such purchase and payment. The purchase price in the Unlocking Put shall be the value of the applicable Capital Stock of the Company based upon the amount that would have been paid to such Holder if the Unlocking Proposal had been accepted. Such Holder shall select a settlement date and shall set forth such date in its notice to the Company, which date shall be not earlier than ten (10) days nor later than sixty (60) days after the date of such notice. On such settlement date, upon surrender any certificates evidencing the applicable shares of Capital Stock of the Company, the Company shall pay the purchase price to such Holder in immediately available funds by the method specified in such Holder's notice.

                                   Article VII
                         Representations and Warranties

         7.01 Representations and Warranties of the Company. The Company, to the same extent set forth in the Purchase Agreement, hereby represents and warrants to the Purchasers that each of the representations and warranties of the Company set forth in Section 7.01 of the Purchase Agreement, all of which are hereby incorporated herein by reference, is true and correct on and as of the date hereof as if made herein.

         7.02 Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company that each of the representations and warranties of such Purchaser set forth in Section 7.02 of the Purchase Agreement, all of which are hereby incorporated herein by reference, is true and correct on and as of the date hereof as if made herein.

                                  Article VIII
                                    Covenants

         The Company hereby covenants and agrees that, for the applicable time periods set forth in the Purchase Agreement, the Company shall comply with any and all covenants and agreements set forth in Article VIII of the Purchase Agreement, all of which covenants and agreements are hereby incorporated herein by reference.

                                   Article IX
                                  Miscellaneous

         9.01 Indemnification. In addition to any other rights or remedies to which the Purchasers and all other Holders may be entitled, the Company agrees to and will indemnify and hold harmless each Purchaser, each other Holder and each of their respective Affiliates (other than the Company or any Subsidiary), successors, assigns, officers, directors, employees, attorneys and agents (individually and collectively, an "Indemnified Party") from and against any and all losses, claims, obligations, liabilities, deficiencies, diminutions in value, penalties, causes of action, damages, costs and expenses (including, without limitation, costs of investigation and defense and attorneys' fees and expenses), including, without limitation, those arising out of the sole or contributory negligence of any Indemnified Party (but excluding the gross negligence or willful misconduct of such Indemnified Party), that any Indemnified Party may suffer, incur or be responsible for, arising or resulting from (a) any misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company under this Agreement, the Purchase Agreement, the Amended and Restated Articles or any other agreement to which the Company is a party in connection with the transactions contemplated hereby or thereby or (b) any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by the Company to the Purchasers or any other Holder under this Agreement, the Purchase Agreement or the Amended and Restated Articles.

         9.02 Equitable Relief. It is agreed that a violation by any party of the terms of this Agreement cannot be adequately measured or compensated in money damages and that any breach or threatened breach of this Agreement by a party to this Agreement would do irreparable injury to the nonbreaching party. It is, therefore, agreed that, in the event of any breach or threatened breach by a party to this Agreement of the terms and conditions set forth in this Agreement, the nondefaulting party will be entitled, in addition to any and all other rights and remedies that it may have in law or in equity, to apply for and to obtain injunctive relief requiring the defaulting party to be restrained from any such breach, or threatened breach, or to refrain from a continuation of any actual breach.

         9.03 Integration and Amendments. This Agreement, the Purchase Agreement and the Amended and Restated Articles constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all previous written, and all previous or contemporaneous oral, negotiations, understandings, arrangements, and agreements. This Agreement may not be amended or supplemented except by a writing signed by the Company and all Holders.

         9.04 Headings. The headings in this Agreement are for convenience and reference only and are not part of the substance of this Agreement. References in this Agreement to Sections and Articles are references to the Sections and Articles of this Agreement unless otherwise specified.

         9.05 Severability. The parties to this Agreement expressly agree that it is not their intention to violate any public policy, statutory or common law rules, regulations or decisions of any governmental or regulatory body. If any provision of this Agreement is judicially or administratively interpreted or construed as being in violation of any such policy, rule, regulation or decision, then the provision, section, sentence, word, clause or combination thereof causing such violation will be inoperative (and in lieu thereof there will be inserted such provision, sentence, word, clause or combination thereof as may be valid and consistent with the intent of the parties under this Agreement), and the remainder of this Agreement, as amended, will remain binding upon the parties to this Agreement, unless the inoperative provision would cause enforcement of the remainder of this Agreement to be inequitable under the circumstances.

         9.06 Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication be given to or served upon any of the parties by another, such notice, demand, request, consent, approval, declaration or other communication will be in writing and will be deemed to have been validly served, given or delivered (and "the date of such notice" or words of similar effect will mean the date) five (5) days after deposit in the United States mails, certified mail, return receipt requested, with proper postage prepaid, or upon receipt thereof (whether by non-certified mail, telecopy, telegram, express delivery or otherwise), whichever is earlier, and addressed to the party to be notified as follows:

         If to NTOF, at:                    North Texas Opportunity Fund LP
                                            13355 Noel Road, Suite 2210
                                            Dallas, Texas  75240
                                            Attn:  Arthur W. Hollingsworth
                                            Fax:  (972) 702-7391

         with courtesy copies to:           Patton Boggs LLP
                                            2001 Ross Avenue, Suite 3000
                                            Dallas, Texas  75201
                                            Attn:  R. Jeffery Cole, Esq.
                                            Fax:  (214) 758-1550

If to the Hancock Entities, at              John Hancock Life Insurance Company
                                            3030 LBJ Freeway, Suite 240
                                            Dallas, Texas  75234
                                            Attn:  William Hasson
                                            Fax:  (972) 404-3003

                                            and

                                            John Hancock Life Insurance Company
                                            200 Clarendon Street
                                            Boston, Massachusetts 02117
                                            Attn:  Pamela Memishian (T30)
                                            Fax:  (617) 572-9269

                                            and

                                            John Hancock Life Insurance Company
                                            200 Clarendon Street
                                            Boston, Massachusetts 02117
                                            Attn:  David Johnson (T57)
                                            Fax:  (617) 572-1165

         with courtesy copies to:           Bingham Dana LLP
                                            One State Street
                                            Hartford, Connecticut 06103
                                            Attn:  Thomas F. O'Connor, Esq.
                                            Fax:  (860) 240-2800

         If to the Company, at              Fresh America Corp.
                                            6600 LBJ Freeway, Suite 180
                                            Dallas, Texas 75240
                                            Attn:  Chief Executive Officer
                                            Fax:  (972) 774-0515

         with courtesy copies to:           Vinson & Elkins, L.L.P.
                                            2001 Ross Avenue, Suite 3700
                                            Dallas, Texas 75201-2975
                                            Attn:  Alan Bogdanow
                                            Fax:  (214) 220-7716

or to such other address as each party may designate for itself by like notice. Notice to any Holder other than the Purchasers will be delivered as set forth above to the address shown on the stock register of the Company unless such Holder has advised the Company in writing of a different address to which notices are to be sent under this Agreement.

         Failure or delay in delivering the courtesy copies of any notice, demand, request, consent, approval, declaration or other communication to the persons designated above to receive copies of the actual notice will in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

         No notice, demand, request, consent, approval, declaration or other communication will be deemed to have been given or received unless and until it sets forth all items of information required to be set forth therein pursuant to the terms of this Agreement.

         9.07 Successors. Subject to the other provisions of this Agreement, this Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

         9.08 Remedies. The failure of any party to enforce any right or remedy under this agreement, or to enforce any such right or remedy promptly, will not constitute a waiver thereof, nor give rise to any estoppel against such party, nor excuse any other party from its obligations under this Agreement. Any waiver of any such right or remedy by any party must be in writing and signed by the party against which such waiver is sought to be enforced.

         9.09 Survival. All representations, warranties and covenants made by any party in this Agreement or in any certificate or other instrument delivered by such party or on its behalf under this Agreement will be considered to have been relied upon by the party to which it is delivered, regardless of any investigation made by such party or on its behalf. All statements in any such certificate or other instrument will constitute representations warranties under this Agreement.

         9.10 Fees. The Company shall pay to each Holder promptly upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include reasonable outside counsel fees), expended or incurred by such Holder in connection with (a) the negotiation and preparation of this Agreement, the Holders' continued administration hereof, and the preparation of any amendments and waivers hereto,
(b) the enforcement of each Holder's rights and/or the collection of any amounts which become due to any Holder under this Agreement, and (c) the prosecution or defense of any action in any way related to this Agreement, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by any Holder or any other person) relating to the Company or any other person or entity.

         9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument.

         9.12 Other Business. It is understood and accepted that the Purchasers and their respective Affiliates have interests in other business ventures that may be in conflict with the activities of the Company and that nothing in this Agreement will limit the current or future business activities of such parties whether or not such activities are competitive with those of the Company. The Company hereby agrees that all business opportunities in any field substantially related to the business of the Company will be pursued exclusively through the Company.

         9.13 Choice of Law. THIS AGREEMENT HAS BEEN EXECUTED, DELIVERED, AND ACCEPTED BY THE PARTIES, AND WILL BE DEEMED TO HAVE BEEN MADE, IN THE STATE OF TEXAS AND WILL BE INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE UNITED STATES APPLICABLE THERETO AND THE INTERNAL LAWS OF THE STATE OF TEXAS APPLICABLE TO AN AGREEMENT EXECUTED, DELIVERED AND PERFORMED THEREIN, WITHOUT GIVING EFFECT TO THE CHOICE-OF-LAW RULES THEREOF OR ANY OTHER PRINCIPLE THAT COULD REQUIRE THE APPLICATION OF THE SUBSTANTIVE LAW OF ANY OTHER JURISDICTION.

         9.14 Nominees for Beneficial Owners. If any Registrable Securities are held by a nominee for the beneficial owner of such Registrable Securities, then the beneficial owner of Registrable Securities may, at its election, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any Holder or Holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, then the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

         9.15 Fiduciary Duties. The Company acknowledges and agrees that, for so long as a Purchaser own any Warrants or Shares, (a) the officers and directors of the Company will owe the same duties (fiduciary and otherwise) to such Purchaser as are owed to a shareholder of the Company and (b) such Purchaser will be entitled to all rights and remedies with respect to such duties or that are otherwise available to a shareholder of the Company under the TBCA.

         9.16 Duties Among Holders. Each Holder agrees (i) that no other Holder will by virtue of this Agreement be under any fiduciary or other duty to give or to withhold any consent or approval under this Agreement or to take any other action or omit to take any action under this Agreement and (ii) that each other Holder may act or refrain from acting under this Agreement as such other Holder may, in its discretion, elect.

         9.17 Confidentiality. Each Holder agrees to keep confidential any information delivered by the Company to such Holder pursuant to this Agreement; provided, however, that nothing in this Section 9.17 will prevent such Holder from disclosing such information (a) to any Affiliate of such Holder or any actual or potential purchaser, participant, assignee or transferee of such Holder's rights or obligations hereunder that agrees to be bound by the terms of this Section 9.17, (b) upon order of any court or administrative agency, (c) upon the request or demand of any regulatory agency or authority having jurisdiction over such Holder, (d) that is in the public domain, (e) that has been obtained from any Person that is not a party to this Agreement or an Affiliate of any such party without breach by such Person of a confidentiality obligation known to such Holder, (f) in connection with the exercise of any remedy under this Agreement or (g) to the certified public accountants or attorneys for such Holder. The Company agrees that such Holder will be presumed to have met its obligations under this Section 9.17 to the extent that it exercises the same degree of care with respect to information provided by the

Company as it exercises with respect to its own information of similar character. Upon the request by the Company in connection with the delivery to any Holder Observer of information required to be delivered to such Holder Observer under Section 5.02 of this Agreement, such Holder Observer will enter into an agreement with the Company embodying the provisions of this Section 9.17 and otherwise reasonably satisfactory to the Company and such Holder Observer.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written, to be effective for all purposes as of the Closing Date.

                      THE COMPANY:

                      FRESH AMERICA CORP.


                      By:
                           ------------------------------------------------
                      Name:    Cheryl A. Taylor
                      Title:   Chief Financial Officer


                      NTOF:

                      NORTH TEXAS OPPORTUNITY FUND LP

                      By: North Texas Opportunity Fund Capital Partners LP, its general partner

                               By:      NTOF LLC, its general partner


                               By:
                                  ----------------------------------------------
                                       Arthur W. Hollingsworth
                                       Manager

               HANCOCK ENTITIES:

               JOHN HANCOCK LIFE INSURANCE COMPANY


               By:
                    ---------------------------------------------------------
               Name:
                      ----------------------------------------------
               Title:
                       ------------------------------------------------------


               JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


               By:
                    ---------------------------------------------------------
               Name:
                      ----------------------------------------------
               Title:
                       ------------------------------------------------------


               SIGNATURE 1A (CAYMAN), LTD.
               By:  John Hancock Life Insurance Company, Portfolio Advisor


               By:
                    ---------------------------------------------------------
               Name:
                      ----------------------------------------------
               Title:
                       ------------------------------------------------------


               SIGNATURE 3 LIMITED
               By:  John Hancock Life Insurance Company, Portfolio Advisor


               By:
                    ---------------------------------------------------------
               Name:
                      ----------------------------------------------
               Title:
                       ------------------------------------------------------


               INVESTORS PARTNER LIFE INSURANCE COMPANY


               By:
                    ---------------------------------------------------------
               Name:
                      ----------------------------------------------
               Title:
                       ------------------------------------------------------